Exhibit 99.2

Azrieli Center Holon

OFFICE LEASE AGREEMENT

Made and Entered into in Tel Aviv on [  ] March 2015

Between

Kanit Hashalom Investments Ltd., Private Regd. Company No. 511633158 Whose address for the purpose of this Agreement is: 1 Azrieli Center, Tel Aviv (hereinafter - the "Lessor")

The First Party;

And:

Compugen Ltd.
Private Company No. 51-177963-9
Whose address for the purpose of this Agreement is:
72 Pinchas Rosen Street, Tel Aviv,
Telephone: 03-7658585
Fax. : ______________
(hereinafter: the “Lessee”)

The Second Party;

Whereas	The Lessor holds the rights in part of the Land and rents additional areas from the Holon Municipality in the Project as defined below;
And Whereas
A Project is being/will be constructed on the Land (as defined below), which will include buildings designated for offices and/or the hi-tech industry and/or commerce and/or shops and/or showrooms, Parking Areas and for additional uses, known under the name of "the Holon Azrieli Center" (hereinafter: the "Project");

And Whereas	Pursuant to agreements between the Holon Municipality and the Lessor, the Lessor may enter into this Lease Agreement with the Lessee;
And Whereas
The Lessee is interested in renting the Leased Premises in the Project under an unprotected lease and to sign, inter alia, on the Management Agreement with the Management Company and the appendices to this Agreement, all subject to and in accordance with all the provisions of this Agreement;

And Whereas		The Lessor agrees to lease out the Leased Premises to the Lessee under an unprotected lease, all subject to and pursuant to all the provisions of this Agreement;
And Whereas		The parties wish to define, regulate and entrench, in writing, their rights and obligations in connection with the leasing of the Leased Premises, all as detailed in this Lease Agreement below.
Therefore It Is Declared, Stipulated and Agreed Between the Parties as Follows:
1.	Preamble and Interpretation
	1.1	The preamble and appendices to this Agreement constitute an integral part hereof.
	1.2	The headings of the sections of the Agreement are for the sake of orientation and convenience only and are not part of the Agreement and will not serve for its interpretation.
	1.3	That stated in the Agreement in the singular - shall include the plural and vice versa. That stated in the masculine shall impute the feminine and vice versa.
2.	Definitions and Appendices
	2.1	In this Agreement and its appendices, the following terms shall have the meaning assigned alongside them:

"the Land"	Parcels 60 and 61 in Block 6803 in Holon;
"Right Holders in the Land"	Kanit Hashalom Investments Ltd., Company No. 511633158 and the Holon Municipality;
"Town Building Plan"	Zoning Plan No. H/503, including its regulations and appendices, including any amendment or modification or addition to it, as such shall stand from time to time;

"the Project"
A complex of buildings (in which the Leased Premises is located) for offices, the hi-tech industry, clinics, showrooms, commerce, Parking Areas, storerooms, shops, and other uses as the Lessor shall deem appropriate, as well as Public Areas which will be constructed in stages at the discretion of the Lessor, on the Land;

"the Property, the Leased Premises"
A unit in the Project which will be rented out to the Lessee in accordance with this Agreement as detailed in the Special Conditions Appendix, Appendix "A" in the Diagram Appendix "B1" and in accordance with the Technical Description Appendix "B2";

"the Office Buildings"
Four (4) buildings in the Project as detailed in the Special Conditions Appendix, Appendix "A", which will be constructed in a number of stages or in one stage, at the absolute discretion of the Lessor; if additional Office Buildings are constructed in the Project, the Lessor may, at its discretion, attach them to the said four Office Buildings, and in such case they will constitute part of the definition of the "Office Buildings" for the purposes of this Agreement;

"Rent"	The amounts owing by the Lessee to the Lessor for the Lease in accordance with this Agreement, plus Linkage Differences;
"the Lease Aims"	As detailed in Section 5 of the Agreement.
"Management Company"
The Lessor and/or any other person, company or legal body other than it, which shall be appointed by the Lessor for the purpose of the management and maintenance of the Project as detailed in Section 17 below.

"the Management Agreement"	The agreement for the maintenance, management and operating of the Project by the Lessor or the Management Company, attached as Appendix D of this Agreement;

"the Holders of Areas in the Project; Tenants, Holders"	Tenants, lease holders, owners, or right holders of areas and certain parts of the Project;
"Public Areas"
All the areas in the confines of the Land, including all buildings, additions and alterations which have been added to it from time to time, as well as roofs, outside walls, passageways, entrances and exits, service areas and rooms, internal roads, service corridors, technical areas such as electricity rooms, pumps, air conditioning, loading and offloading areas, elevators, escalators, steps, any other area within the confines of the Land and the Project designated for use by the general public, including all areas outside of the Land and the Project bordering on the Land and the Project and designated for use of the Holders of Areas in the Project and their customers, including entrances, sidewalks, gardens and signs, all except for the areas in the Project held by the Holders, and all as shall be determined and defined at the Lessor's exclusive discretion;

"Unique Public Areas"
Some of the Public Areas are designated for the use of a certain part of the Holders of Areas in the Project, such as: stairwells, elevators, service rooms, and entrance lobbies, and the other Public Areas within a certain building or a certain part of the Project, rented out or held by a number of holders, and all as shall be defined and determined at the exclusive discretion of the Lessor;

"Gallery"	Any horizontal divider creating a mezzanine level (or part of a floor) within the Leased Premises and separating between the floor of the Leased Premises and its ceiling;

"Delivery Date of Possession, Delivery Date"
A date which is 4.5 months from the date of the giving of permission, or from the date of the start of use of the Leased Premises for the Lease Aims by the Lessee, according to the earlier, and for which the estimated date as of the time of the signing of this Agreement is as stated in the Special Conditions Appendix and subject to that stipulated in Section 11 below;

"the Date of the Giving of Permission"
1.8.2015 (August 1, 2015), which is the intended date at which the Lessee will receive the permission to be in the Leased Premises for the execution of Adaptation Works as a permit holder, and subject to that as stated in Section 9 below;

"the Agreement", "the Contract"	This Agreement including its preamble and appendices;
"the Index"
The Consumer Price Index, including fruit and vegetables, published by the Central Bureau of Statistics and Economic Research, including the same index even if it is published by another governmental body or institution, and any official index replacing it, whether constructed on the same data on which the existing Index is constructed, or not. If another index is brought in and no ratio is determined between the indices by the Central Bureau of Statistics, then the ratio between the indices will be determined by the Lessor's accountant and this determination will be final and binding on the parties;

"the Basic Index"	As detailed in the Special Conditions Appendix, Appendix A;
"the Known Index"	The last Known Index at the time of the making of any actual payment, provided that the Known Index will not be less than the Basic Index;

"Linkage Differences"
The amount obtained by multiplying the relevant amount by the difference between the Known Index and the Basic Index, divided by the Basic Index. Where the Known Index is less than the Basic Index, then in this matter the calculation of the Linkage Differences will take into account the Basic Index;

"the Leased Premises Area"	As defined in Section 4 below;
"the Lease Term"	As defined in Section 6 below, including Additional Lease Terms, as the case may be;
"Quarter"	Periods of three months each, starting on January 1, April 1, July 1 and October 1, in every calendar year;
"the Architect, the Engineer"	The Project Architect or Engineer or manager to be appointed from time to time by the Lessor;
"the Lessor's Representative"	Anyone who is appointed from time to time as the Lessor's representative and for whom notice of his appointment has been delivered to the Lessee;
"Management Fees, Maintenance Fees"	Amounts which the Lessee must pay to the Management Company in accordance with the Management Agreement;
"the Charter"	The Charter (regulations) of the Project, Appendix F(1) of the Agreement, or any other amendment replacing it, in accordance with the provisions of the Agreement.

2.2	This Agreement includes all the following appendices constituting an integral part hereof, including any Appendix which has been attached, or which shall be attached, with the consent of the parties;

2.2.1	Appendix A	Special Conditions Appendix (hereinafter: "Appendix A" or "Special Conditions Appendix");

2.2.2	Appendix B(1)	The Diagram of the Leased Premises (hereinafter: "Appendix B(1)" or the "Diagram");
Appendix B(2)
A Technical Description of the Office Buildings and the Public Areas, including a technical description of the Leased Premises and the shell of the Leased Premises (hereinafter: the "Technical Description");

2.2.3	Appendix C	Adaptation Works in the Leased Premises;
	Appendix C(1)	Planning Instructions;
2.2.4	Appendix D	Management Agreement (hereinafter: "Appendix D" or the "Management Agreement");
2.2.5	Appendix E	Cancelled;
2.2.6	Appendix F(1)	The Project Regulations;
2.2.7	Appendix F(2)	Sub Lessee Approval
2.2.8	Appendix G(1)	The wording of the Confirmation on the Procurement of Insurance policies for the Lessee's works;
2.2.9	Appendix G(2)	The wording of the confirmation on the procurement of the Lessee's insurance policies;
2.2.10	Appendix G(3)	Fire Prevention Safety Measures Procedure;
2.2.11	Appendix H(1)	The wording of the bank guarantee;
2.2.12	Appendix H(2)	Cancelled

2.2.13	Appendix I	Parking Agreement (hereinafter: "Appendix I" or the "Parking Agreement");
2.2.14	Appendix J	Irrevocable Power of Attorney for Signing by the Lessee;
2.2.15	Appendix K	Municipality Letter;
2.2.16	Appendix L	Quote for the addition of a chiller and generator.
3.	The Lease Transaction and the Declarations of the Parties

3.1	The Lessor hereby undertakes to lease out to the Lessee, and the Lessee hereby undertakes to lease from the Lessor, the Leased Premises for the Lease Term as detailed in this Agreement.
3.2
The Lease under this Agreement is conditional upon the fulfillment of all the undertakings of the parties under this Agreement, including the delivery of the Leased Premises to the Lessee in accordance with the provisions of the Agreement and the making of all payments for the Leased Premises during the Lease Term as required by this Agreement. The provisions of this Section are fundamental conditions of this Agreement and the breach thereof will constitute a fundamental breach of the Agreement.

3.3	Subject to the willingness of the Lessor's declaration (below), insofar as the declarations are related to the declarations of the Lessor, the Lessee declares as follows:
3.3.1
That it has viewed and inspected, with the eyes of a reasonable lessee, the Land and its environs, the plans for the Project and the Leased Premises, the Town Building Plan, the Diagram, and the Technical Description of the Leased Premises, Appendix B, and confirms that it has found the Diagram, the plans and the Technical Description to be suitable for its needs and purposes in all aspects and it waives any claim of discrepancy and defect except for a latent defect and/or a fault and/or problem and/or discrepancy.

3.3.2
If the construction of the Leased Premises has ended prior to the signing of this Agreement, the Lessee confirms that in addition to that stated in Section 3.3.1 above, it has viewed the completed Leased Premises in all its parts and details and has inspected it and found it to be suitable for its needs in all aspects, to its full satisfaction, and it hereby waives any claim in connection with the Leased Premises, except for a latent defect and/or fault and/or problem and/or discrepancy.

3.3.3
That it is aware that the Lessor may introduce changes into the Town Building Plan, the plans for the Project, for the Leased Premises, and its Technical Description - at its absolute discretion, or as a result of planning or other constraints, or the instructions of the competent authorities. The Lessee confirms and declares that the introduction of the said changes will not harm its declarations and agreements as detailed in this Section above, provided that such do not harm the rights of the Lessee under this Agreement and do not derogate from the Lessee's ability to use the Leased Premises in accordance with the Lease Aims as defined below. Should the introduction of the said changes be made after the start of the planning of the Leased Premises by the Lessee, and these changes cause a delay or postponement of the planning of the Leased Premises and/or the execution of the Adaptation Works by the Lessee, then it is agreed that the Lessor will compensate the Lessee for its expenses for the changes in accordance with proof which will be presented by the Lessee in this matter. Moreover, it is agreed that the start date of the Lease Term will be postponed for the period of time during which the delay occurred due to the introduction of the changes by the Lessor as stated.

3.3.4
That it is aware that the Office Buildings are part of the Project and that the Office Buildings will be constructed above commercial areas, and that it has no claims in connection with such, including in connection with the dates of the construction of the other parts of the Project (including the commercial center), which may be after the start of the Lease Term. The above said is subject to the fulfillment of the following conditions: During the course of the said construction, the Lessor will do everything in its ability in order to limit any nuisance and/or disturbance to the Lessee, during the course of the said instruction, the rights of the Lessee under this Agreement will not be harmed, including the Lessee's right to make reasonable and convenient use of the Leased Premises for the Lease Aims.

3.3.5
In everything regarding the handling of waste and garbage, the Lessee declares and undertakes that these will be handled in accordance with the licenses which are to be held by the Lessee and in accordance with the provisions of the law.

3.4	The Lessor declares and undertakes as follows:
3.4.1
That use may be made of the Leased Premises for the Lease Aims. That there is no defect and/or fault and/or discrepancy in the Leased Premises or its surroundings which may harm the operating of the Leased Premises in accordance with the Lease Aims and/or cause any damage and/or disturbance to workers in the Leased Premises.

3.4.2
That it will complete the construction of the Project and the Leased Premises and will have it occupied in accordance with any law and that there will be no building violations in the Project and the Leased Premises.

3.4.3
That at the time of delivery of possession in the Leased Premises, all of the Systems up to the entry into the Leased Premises, all infrastructures of the Project, which are under the responsibility of the Lessor for installment, will be in proper working order and may be connected and/or used, insofar as such is irrelevant and that the shell of the Leased Premises will be delivered in accordance with the Technical Description attached to this Agreement.

3.4.4
That it holds the rights in the Leased Premises and that there is no impediment against the leasing out of the Leased Premises to the Lessee, including no impediment on the part of the Holon Municipality for the leasing out of the Leased Premises to the Lessee by the Lessor, without receiving any consent from the Holon Municipality.

	3.4.5	That there is a generator in the Project which is supposed to supply electricity in cases of emergency.
The declarations and undertakings of the Lessor detailed in this Agreement are fundamental undertakings of the Lessor in this Agreement.
4.
The Leased Premises Area
The area of the Leased Premises for the purposes of this Agreement, as calculated by the Architect in accordance with the accepted method at the Lessor, is the Leased Premises Area as indicated in the Special Conditions Appendix. The Leased Premises Area includes the gross area of the Leased Premises, including the relative part of the Public Areas in the Office Buildings. It is clarified that the said area is the final area agreed upon by the parties and that further measurements of the Leased Premises Area will not be binding on the parties.

The Lessor declares that the external contour area of the floor (storey) is approximately 3,142 m2. It is hereby agreed that if the external contour area is less than 3,142 m2, then the above said Public Area loading will be in accordance with the actual contour area and consequently the area of the offices and the laboratories as defined in Appendix A will be reduced accordingly. For the avoidance of doubt, it will be clarified that in the said case the Rent, Management Fees and any other payment will be reduced accordingly, calculated in accordance with the area of the offices and the laboratories.

5.	The Lease Aims
	5.1	The Lessee hereby leases the Leased Premises only for the aim as detailed in the Special Conditions Appendix, and not for any other aims and/or other needs of any kind and sort, without exception.
5.2
The Lessee hereby undertakes not to use the Leased Premises or any part thereof for any other aim other than the Lease Aims. The Lessee undertakes that it will not change the Lease Aims without the prior written consent of the Lessor.

5.3
Should the Lessee wish to change the Lease Aims, fully or partially, it will first contact the Lessor with a written request detailing the new aims and the reasons and grounds for the request. The Lessor will not refuse the requested change unless such is on reasonable grounds. The consent of the Lessor will not be conditional on any additional payment, unless commercial retail use is involved.

	5.4	Breach of this Section and all of its stipulations will constitute a fundamental breach of the Agreement.
6.	Lease Term
6.1
The Lease Term under this Agreement is as detailed in the Special Conditions Appendix, starting at the Delivery Date of Possession in the Leased Premises and ending at the date stipulated in the Special Conditions Appendix (hereinafter: the "First Lease Term").

6.2
If the Lessee has been given (in the Special Conditions Appendix) the right to extend the Lease, the Lessee may lease the Leased Premises for another Lease Term or Additional Lease Terms (in this Agreement: the "Additional Lease Term" or "Additional Lease Terms"), all as detailed in the Special Conditions Appendix. The Additional Lease Term, if any, shall start with the conclusion of the First Lease Term and any Additional Lease Term, if any, will start with the end of the previous Lease Term, provided that under no circumstances will the number of Lease Terms under this Agreement exceed 24 years and 11 months.

6.3	The extension of the Lease Term after the end of the First Lease Term or after the end of any Additional Lease Term is conditional upon the fulfillment of all the following accumulative conditions:
	6.3.1	The Lessee has given the Lessor prior notice of at least six months before the start of any Additional Lease Term, regarding its desire to extend the Lease Term.
6.3.2
Up until the start of the Additional Lease Term, the Lessee has complied with all its obligations under this Agreement and has not fundamentally or repeatedly breached the Agreement. Fundamental breaches which have been amended within the times as stipulated in Section 27 below will be deemed as being the fulfillment of the obligations by the Lessee.

6.3.3
No legal or arbitration proceedings have been held and/or are ongoing between the Lessee and the Lessor and/or any other company related to the Lessor and/or the Management Company, related to allegations of a fundamental breach of this Agreement. Notwithstanding the above said, if a legal proceeding is ongoing due to an alleged breach of the Agreement by the Lessor, then it is agreed that these proceedings will not prevent the extension of the Lease Term.

6.3.4
The Lessee will provide the Lessor, by no later than two months before the start of the Additional Lease Term, with all the approvals and documents needed for the extending of the validity of all securities given by it to the Lessor under the provisions of this Agreement.

6.4
Where all the conditions for the extension of the Lease for the Additional Lease Term have not been fulfilled, the Lessor may, but is not obligated, not allow the Lessee to extend the Lease Term, subject to the filing of prior notice of five months before the termination date of the Lease Term, and this is without derogating from any remedy and/or right of the Lessor, and in such a case the Lessee must vacate the Leased Premises at the time of the conclusion of the Lease Term and before the start of the Additional Lease Term, in accordance with the provisions of this Agreement.

Should the Lessee exercise its right under Appendix A of the Agreement, to terminate this Agreement after the first 5 years' lease, then without derogating from the Lessee's obligation to vacate the Leased Premises at the end of the Agreement, as stated, the Lessee will be obligated to pay the Lessor, at the date set for the vacating of the Leased Premises, as stated above, liquidated damages as detailed in Appendix A of this Agreement, for the Lessor's participation in the payment for the Adaptation Works executed in the Leased Premises. The Lessor may collect this amount from any guarantee held by it.

6.5
For the avoidance of doubt, it is clarified that all the above said in the matter of the extension of the Lease Term for an Additional Lease Term or for Additional Lease Terms, is subject to that stipulated in the Special Conditions Appendix. In any event where it is not expressly stated in the Special Conditions Appendix that the Lessee is entitled to an extension of the Lease Term, or Additional Lease Terms and their conditions have not been specified, then the above said provisions shall not apply for the extension of the Lease Term and the Lessee will not be entitled to extend the Lease Term, for all intents and purposes, without the prior written consent of the Lessor.

6.6
Where the Agreement has been extended for an Additional Lease Term and/or Additional Lease Terms, all the provisions of this Agreement will apply to these Lease Terms, mutatis mutandis, save for the Lessee's right to extend the Lease Agreement beyond the Additional Lease Terms.

6.7
Without derogating from the provisions of Section 27.3A and of that stated in Section 6 in Appendix A of the Agreement, the Lessee will not be entitled to terminate the Lease and/or to vacate the Leased Premises before the end of the Lease Term. If, notwithstanding the above said, the Lessee vacates the Leased Premises before the end of the Lease Term, the Lessee will be obligated for all payments applicable to it under this Agreement, until the end of the Lease Term, unless the Leased Premises is leased out to an alternative tenant pursuant to the provisions of Section 22 below.

The above said shall not prejudice the Lessor's rights under this Agreement and/or in accordance with the law, to instruct the Lessee to vacate the Leased Premises before the end of the Lease Term.

7.	Rent
7.1
The Lessee will pay the Lessor Rent and rent fees for a storeroom at the rate set out in the Special Conditions Appendix, starting from the date set out in the Special Conditions Appendix, plus Linkage Differences, plus Value Added Tax as required by law.

	7.2	The Rent will be linked to the Index.
7.3
The Rent for every Quarter will be paid by the Lessee to the Lessor in advance, plus Linkage Differences to the Index (as defined above), on the first day of every Quarter. In every case in which the payment date is not a business day (Saturdays, Jewish holidays, etc.), the payment date will be postponed to the first business day thereafter. At the time of the signing on the Agreement, the Lessee will pay the Lessor, as a down-payment on account of the Rent, the Rent for the first three months plus Value Added Tax as required by law.

	7.4	The payment of the Rent by the Lessee will be made by way of bank transfer by the Lessee to the bank account of the Lessor, the details of which will be provided to the Lessee.
7.5
Should it be prescribed in the Special Conditions Appendix that the Lessee is entitled to extend the Lease Term for Additional Lease Terms, the Rent will be updated for each Additional Lease Term at the rates and in accordance with the mechanism as set out in the Special Conditions Appendix.

7.6
The Lessee undertakes to pay the Rent, the Parking Fees, the Management Fees and all taxes and other payments applicable to it, throughout the duration of the Lease Term, unconditionally, regardless of whether it used the Leased Premises or not, except in the event of an alternative tenant as detailed in Section 22 below.

	7.7	The provisions of this Section are fundamental and principal conditions of the Agreement and the breach thereof shall be a fundamental breach of the Agreement.
8.	Taxes and Other Payments
8.1
From the date of the giving of permission and throughout the duration of the Lease Term, the Lessee will pay all the payments, levies, municipal rates, taxes and obligatory payments of any kind and sort, municipal and/or governmental or otherwise, applicable in accordance with law, to tenants of properties, including all fees, license fees and licenses of any kind and sort, for the activities of the Lessee in the Leased Premises and/or the operating of the Leased Premises by the Lessee and/or its maintenance, and this is in addition to all payments applicable to him under this Agreement expressly, and the Lessee will bear all taxes and/or levies and/or betterment levies, imposed on the Leased Premises due to the exceptional use of the Leased Premises in violation of the Town Building Plan applicable to the Leased Premises, in connection with the use of the Leased Premises, its operation and the holding thereof.

Notwithstanding the above said, it is agreed that any other payment including, and without derogating from the generality of the aforesaid: taxes, fees, levies, obligatory payments, etc., including payments applicable in accordance with law to owners of a property, shall apply to the Lessor. It is to be clarified that the municipal rates payments will apply in any event to the Lessee even if the law changes and such payments are applied to owners of a property and not to the holders thereof.

8.2
Without prejudicing the generality of the above said, the Lessee will bear, throughout the Lease Term, all payments for the supply of water, electricity, telephone, municipal rates, business tax, sign tax, or any other expense relating to the use of the Leased Premises and its operation, including tax and/or levies for the playing of music, including all royalties to ACUM - the Association of Composers and Musicians, and any other similar incorporation, and any payment for use of the intellectual property of any third party.

The Lessor shall meter to measure water and electricity consumption in the Leased Premises and/or in the other areas in the Office Buildings. The Lessee will once a month pay for water and electricity consumption in the Leased Premises in accordance with the reading of the meter. The said meter will be installed by the Lessor at the Lessor's expense. The Lessor declares that it is aware that the consumption of water in the Leased Premises does not include the consumption of water in the Public Areas (except for the toilets on each floor in the Office Buildings) and that the payments for the consumption of water in the Public Areas will be added to the Management Expenses and will be collected by the Management Company within the framework of the Management Fees.

The Lessee will be responsible for the connecting of the Leased Premises to a telephone meter and will bear the costs of the connection of the telephone meter to the Leased Premises, subject to that stated in Appendix C.

8.3
The Lessee will pay, throughout any Lease Term, on time, all payments owing by it for the maintenance and management of the Project as detailed in the Management Agreement. The Lessee will also pay, on time, all payments owing by it for use of Parking Areas in accordance with the provisions of the Parking Agreement which is to be signed by it and for any other ancillary payment applicable to it under this Agreement and its appendices.

8.4
The Lessee undertakes to file written notice with the local authority and other relevant bodies, about the renting of the Leased Premises and will note in the said notice the area of the Leased Premises as it appears in the Special Conditions Appendix, and the Lessee undertakes to check that all the accounts for the municipality and/or any other account referring to the payment and/or tax applicable to the Lessee, are to be issued to the Lessee on the basis of the Leased Premises Area detailed in Appendix A. At the end of the Lease Term and thereafter, the Lessee will return those accounts into the Lessor's name or into the name of whomever the Lessor so instructs.

For the execution of that stated in this Sub Section, the Lessee undertakes to sign on any form and/or application towards the aforementioned entities, where required.

8.5
For all of the payments which the Lessee must pay to the Lessor and/or to the Management Company pursuant to the provisions of this Agreement, Value Added Tax will be added together with the making of the payment, at the rate at which such stands from time to time in accordance with the law and/or any tax replacing it and/or any tax which is imposed upon him by the law, which the Lessee must pay pursuant to the provisions of this Agreement. A duly issued tax invoice for the payment of Value Added Tax will be delivered to the Lessee shortly after the making of the said tax payment.

8.6
The Lessee undertakes to present to the Lessor, from time to time, upon demand of the Lessor, all the receipts and/or confirmations testifying to the fact that it indeed has paid the payments applicable to it under this Agreement, and that it do so within seven days from receiving the Lessor's said demand.

8.7
Should the Lessor pay, for whatever reason, any payment which in accordance with the provisions of this Agreement applies to the Lessee, the Lessee must refund any amount to the Lessor which has been paid by the Lessor as stated, plus Index, Linkage and arrears interest Differences, immediately upon its first demand, provided that the Lessor has given written warning to the Lessee 14 days in advance before the date of the making of the payment. The Lessor's accounts in the matter of the said payment will constitute proof of the accuracy thereof.

9.	Works and Adjustments in the Leased Premises
	9.1	Works and adjustments in the Leased Premises will be executed in accordance with that as stated in Appendix C of this Agreement.
9.2
The parties agree that, as of the date of the signing on this Agreement, the date for the giving of permission is August 1, 2015, subject to the Lessor holding the Form 4 (Certificate of Occupancy) for the building at this date. Where the Form 4 has not been received by August 1, 2015, the date for the giving of permission will be postponed accordingly, up until the date of the receiving of the Form 4. Where the Form 4 has been received before August 1, 2015, the Lessee may, but is not obligated, bring forward the date for the giving of permission. Without derogating from the above said, it is agreed that if by the date of the giving of the permission the Lessee has not chosen a contractor for the execution of the Adaptation Works, the Lessee may notify the Lessor about the postponement of the date for the granting of the permission, for a period of time which will not be greater than one month. In such a case, the liability for the state of the Leased Premises will continue to apply to the Lessor up until the date of the granting of the (postponed) permission. For the avoidance of doubt, it will be clarified that the postponing of the date for the granting of the said permission as stated in this Section above will not postpone the date for the start of the payment of the Management Fees, the Rent and other payments under this Agreement, including, and without derogating from the generality of the above said, municipal rate payments.

9.3
The parties expressly agree that, subject to the providing of prior written notice of at least 30 days before the giving of the permission, the Lessor may postpone the date for the granting of the permission for a period of 30 (thirty) days, without such being deemed to be a breach on its part and without any obligation applying to it to pay or compensate the Lessee for such, and without such vesting the Lessee with a cause of action and/or any relief against the Lessor.

9.4
Without derogating from the above said, including the Lessor's right to postpone the date for the granting of the permission as stated in Section 9.3 above, the date for the granting of the permission under this Agreement may be postponed due to the postponement of the completion of the construction of the Leased Premises by the Lessor, due to circumstances of force majeure such as a state of war, an exceptional call for reserves, an exceptional shortage of building materials, equipment or workers, provided that this interrupts the fulfillment of the obligations, including, but without derogating from the generality of the above said, a shortage of workers, exceptional weather conditions or other exceptional natural phenomena, orders, regulations or laws which will delay the construction or extend the time for its execution, a freeze of the building as a result of governmental orders, strikes or sanctions delaying the construction, or an administrative and/or judicial order and/or any other order of a competent authority in accordance with law, provided that these circumstances delay the execution of the works in Holon. In any such event, the date for the granting of the permission will be postponed for the period of time required for the fulfillment of the said conditions or any one of them, as the case may be, plus ten (10) additional days for the purpose of organization, without such entitling the Lessee to any compensation. In any event, no postponement of such dates will occur due to the intervention of a force majeure as stated, unless the Lessor has notified the Lessee that such intervention of force majeure is disturbing it to fulfill its obligations, within a reasonable time from the start of the interruption. Moreover, the postponement due to the force majeure will occur if it is not possible to overcome it by reasonable means. The postponement will be for the period of time during which the impediment occurred due to the intervention of the said force majeure or until it is possible to overcome the impediment by reasonable measures, according to the earlier of the two.

9.5
Where the Lessor has been late in the delivery of permission by more than 30 (thirty) days which is not as a result of the circumstances as detailed in Section 9.4 above, then the following arrangement shall apply:

9.5.1
For a delay of up to six months (in addition to 30 days plus a delay in the circumstances as detailed in Section 9.4 above), the Lessee will be entitled to monthly compensation or a proportionate part of the month, in accordance with the delay, in an amount equivalent to the difference between the Rent which the Lessee will pay for the Leased Premises which he is renting as of the date of the signing of this Agreement, or another alternative Leased Premises to which the Lessee has moved, and the Rent under this Agreement plus expenses for planning, project management and consultants and/or any other expense incurred by the Lessee as a result of the postponement, subject to the presentation of proof in the matter, whilst it is agreed that the Lessee will do everything in its power in order to reduce these costs. The compensation will be given by way of exemption from payment of Rent up to the extent of the compensation.

9.5.2
Where the delay is greater than six months (in addition to the 30 days plus a delay under the circumstances detailed in Section 9.4 above), then this will be a fundamental breach of the Agreement by the Lessor, which will confer a right onto the Lessee to cancel this Agreement and to sue the Lessor for its damages, without derogating from its right to receive the compensation as stated in Section 9.5.1 above for the delay for the first six months, provided that in any event there will not be any double compensation. The compensation for the delay for the first six months will be paid to the Lessee by way of bank transfer.

10.	Cancelled
11.	Delivery of the Leased Premises
	11.1	The Lessor will deliver possession of the Leased Premises to the Lessee at the Delivery Date as such has been defined in Section 2.1 above.
11.2
It is hereby agreed that the Delivery Date under this Agreement may be postponed due to a delay in the completion of the execution of the Adaptation Works in the Leased Premises by the Lessee, due to circumstances of force majeure, as detailed in Section 9.4 above. Where circumstances of force majeure have occurred, the Delivery Date will be postponed by the period of time during which the force majeure circumstances occurred, plus ten (10) additional days for organizational purposes. For the avoidance of doubt, it will be clarified that the postponement of the Delivery Date due to the circumstances of force majeure will not constitute a breach by the Lessee of its obligations under this Agreement and will accordingly postpone the start of the Lease Term and the date at which the Lessee begins to make the payments under this Agreement.

In any event, there will be no postponement in the Delivery Date due to the intervention of the said force majeure, unless the Lessee has filed written notice of such with the Lessor that the force majeure interruption is disturbing it in carrying out the Adaptation Works, within a reasonable time from the start of such interruption. The Lessee will retain the right to offer a way or ways to overcome the interruption. Moreover, a postponement due to force majeure will occur should it not be possible to overcome it by reasonable means. The postponement will be for the period of time during which the impediment occurs due to the said force majeure interruption or until it is possible to overcome the impediment by reasonable measures, according to the earlier of the two.

11.3
The Lessee hereby undertakes to appear in the Leased Premises at the time of the giving of the permission for the purpose of the execution of the Adaptation Works in the Leased Premises, subject to the Leased Premises, including the lobby and the toilets on each floor, being in accordance with the Diagram, the description of the shell, and the Technical Description (attached hereto as appendices to this Agreement) and subject that there are no faults and/or discrepancies in them which disturb the execution of the Adaptation Works in the Leased Premises and/or the use of the lobby and the toilets on each floor, insofar as this relates to the Lessor's work and subject to that as stated in this Agreement.

11.4
At the time of the giving of the permission, regardless of whether or not the Lessee is present, a delivery protocol will be drawn up by the Lessor's representative (with respect of the Leased Premises, including the lobby and the toilets on the floor) and this protocol will serve as proof that the Lessee has received the Leased Premises in accordance with the terms and conditions of this Agreement, subject to the Lessor's undertakings to execute, in the Leased Premises, including the lobby and the toilets on the floor, the execution of the completion of the works and repairs detailed in the delivery protocol, if any.

11.5
For the avoidance of doubt, it will be clarified that should the Lessee refrain from receiving the Leased Premises or appearing at the Delivery Date or should it refrain from cooperating with the Lessor in the drawing up of the said protocol, which is not due to a breach by the Lessor of its undertakings under this Agreement and/or the existence of faults which do not harm the fulfillment of the Lease Aims by the Lessee and/or the need to complete the Works in the Leased Premises by the Lessor, [… which does not harm the fulfillment of the Lease Aims by the Lessee …], will not serve as an impediment for the receiving of possession in the Leased Premises, and in any such event will be deemed to be delivery of possession in the Leased Premises on time, and the Lessee will be obligated to receive possession in the Leased Premises unless the faults or the need to complete the works as stated constitute impediment for the receiving of possession in the Leased Premises.

11.6
The receiving of possession in the Leased Premises by the Lessee will constitute confirmation by the Lessee that the Leased Premises has been delivered to it in accordance with that as detailed in this Agreement, subject to that specified in the delivery protocol and the fulfillment of the Lessor's obligations under this Agreement, except with respect of a latent defect and/or fault and/or discrepancy.

11.7
Without derogating from the generality of the above said, delivery of possession in the Leased Premises to the Lessee is conditional upon the fulfillment of all the Lessee's undertakings up until that time, including the providing of guarantees and the confirmation of the procurement of insurance policies.

11.8
The Lessee undertakes to accept possession at the Delivery Date. The Lessee confirms that in any event in which it does not come to receive possession at the Delivery Date or where the possession is not delivered to the Lessee as a result of the non-fulfillment of one or more of the Lessee's obligations as detailed above, which is not due to a breach by the Lessor of its fundamental obligations under this Agreement, it will be deemed to have received possession of the Leased Premises on time, without any reservation regarding its situation, and the duty to pay the Rent, Management Fees and any other payment in accordance with this Agreement will apply to the Lessee, starting from this date.

11.9
The Lessor will carry out the repairs of the defects included in the delivery protocol, as soon as possible, with the intention to carry out all the repairs, if any, at one time. Defects which require urgent repairs, including defects relating to the safety of the Leased Premises and/or defects in the operating of the Leased Premises for the Lease Aims, will be immediately repaired by the Lessor. Defects and/or faults which prevent convenient use of the Leased Premises for the Lease Aim will be repaired immediately and as a condition for the delivery of possession of the Leased Premises to the Lessee. During the course of the execution of the repairs, the Lessor will do everything in its ability in order to prevent disturbance to the operating of the Leased Premises.

12.	Permits and Licenses
12.1
The Lessee and the Lessee alone will be responsible for the obtaining of the permits and the licenses required, in accordance with any law, for the management of its business in the Leased Premises and to keep them valid, all at its sole expense and responsibility, subject to the Lessor cooperating with the Lessee in all matters required for the obtaining thereof, provided that the cooperation on behalf of the Lessor does not impose any financial debts and/or does not postpone the timetable under this Agreement. Without derogating from the above said, the Lessor undertakes to forward to the Lessee, or to show the Lessee (upon demand) at the time of the giving of the permission, copies of all the regulatory approvals it received for the purpose of receiving the Form 4 for the building, and all insofar as these approvals are needed by the Lessee.

12.2
The Lessee declares that it is familiar and au fait with the business which it intends to manage in the Leased Premises and on all matters of the licensing and the permits needed for the management of the said business. The Lessee has checked and knows the requirements of the various authorities, including the local authority, the Home Front Command, the Health Department, the Ministry of Health, the Ministry of Environment, etc., and that it took the aforementioned demands into account when signing on the Agreement and for the purpose of planning the adaptations in the Leased Premises and the specifying of the Lessor's works and the Lessee's works.

12.3
The Lessor undertakes to sign, at the request of the Lessee, on any document and/or application required for the receiving of a business license and/or any other permit required for the operating of the permit in accordance with law and subject to the provisions of the law, insofar as such is required of it as the owner of the Leased Premises, provided that the said signing does not impose any liability and/or duty upon it of any kind and sort.

12.4
Without derogating from the above said, the Lessee undertakes to manage its business and to comply with all the requirements under the Business Licensing Law, 5728-1968, to receive any license and permit needed in accordance with the law, for the purpose of the management of the Lessee's business in the Leased Premises in accordance with the Lease Aims, and to renew it annually or to renew it any other period as required in accordance with law.

12.5
The Lessee will be liable in accordance with law, civilly and/or criminally, for the committing of offenses and/or breaches of the law, in the Leased Premises, which are committed by it or by anyone on its behalf.

12.6
The Lessee will bear itself any payment, levy, improvement levy for exceptional use, fine and/or punishment imposed for the management of the business and/or the use of the Leased Premises by the Lessee and/or its employees and/or its agents and/or its customers, without a permit or in violation of the permit or in violation of the Town Building Plan or in violation of any law, whether imposed upon the Lessor or on the Management Company or whether imposed on the Lessee. For the avoidance of doubt, it will be clarified that the Lessor is liable and undertakes to receive a building permit and a Form 4 for the building, at its responsibility and expense.

12.7
Nothing of that stated in this Agreement and no act or approval or consent on behalf of the Lessor will be deemed permission of the Lessor to the Lessee to use the Leased Premises and/or to conduct business without a permit and/or in violation thereof and/or in contravention of any law.

12.8
Without derogating from that stated in Section 27.3A, it is agreed that the obtaining of any license required by the Lessee for the management of its business in the Leased Premises or the cancellation of the said license, will not release the Lessee from any of its undertakings under this Contract, except if such has been caused as a result of an act and/or omission of the Lessor. The non-use of the Leased Premises at the Commencement Date of the Lease, due to the non-obtaining of any license, permit or approval, by the Lessee, will not deviate from the Lessee's undertakings to pay the Lessor the Rent, Management Fees and any other payment which the Lessee must pay under this Agreement.

	12.9	The provisions of this Section 12 will be deemed to be fundamental and principal provisions of this Contract and the breach thereof by the Lessee will constitute a fundamental breach of the Agreement.
13.	Maintenance and Management of the Leased Premises and Its Systems
	13.1	The Lessee undertakes to maintain the Leased Premises reasonably during the duration of the Lease Term. Without derogating from the generality of the above said, the Lessee undertakes as follows:
		13.1.1	To use the Leased Premises and its Systems reasonably and in an acceptable manner, not to overload its floors beyond what is permissible as detailed in the appendices to this Agreement.
13.1.2
To look after, as much as possible, the cleaning of the nearby surroundings of the Leased Premises, including adjacent Public Areas and to manage its business only within the confines of the Leased Premises.

13.1.3
Not to place junk, boxes, objects, chattels, waste and/or obstacles outside of the Leased Premises, including in the service corridors, not to cause any disturbance, inconvenience, noise, odors, pollution or unpleasantness for the visiting public and/or workers in the Project, and/or the other holders in the Project.

	13.1.4	The Lessee undertakes not to disturb and not to harm the good order, cleanliness and good neighborly relations in the Project.
13.1.5
The Lessee undertakes that it and/or its workers and/or its guests and/or anyone on its behalf will prevent smoking in the Leased Premises and in the Public Areas in the Buildings of the Offices, except for the designated places for such.

The Lessee will bear the payment of all damages and all the fines which are to be imposed by the authorities, if any, for breach of the provisions of this Section and/or breach of any law by the Lessee or anyone on its behalf. Where fines have been imposed on the Lessor for the said acts or omissions of the Lessee, the Lessee will indemnify the Lessor for the full amount of the above said fines, upon first demand.

13.2
For the purpose of access to the Leased Premises, the Lessee undertakes to only use the permanent and marked access routes as shall be determined by the Lessor and/or the Management Company. The Lessee undertakes to park any vehicle and any transport vehicle only in the designated places for such as shall be determined by the Lessor and/or the Management Company, from time to time, in connection with the access to the Leased Premises and its surroundings.

13.3
The Lessee undertakes to maintain the Leased Premises and all its Systems in a good and fit state just as it received it from the Lessor. The Lessee declares that it is aware that the handling of the infrastructures of the plumbing piping installations, including blockages, air conditioning, and fire detection and extinguishing, whether installed by the Lessee or installed by the Lessor in the Leased Premises (hereinafter: the "Systems") will be done by the Lessee and at the Lessee's expense only. Moreover, the Lessee undertakes to bear any cost and/or expense for any repair and/or replacement and/or work required in connection with the emergency lighting and the reinforcement of the electricity boards, feeding the electricity into the Leased Premises, whether located in the Leased Premises or outside of the Leased Premises. It is agreed that the central Systems (serving all or part of the building) and the infrastructures of the said central Systems and the Public Areas on the floor will be handled and maintained by the Lessor even if part thereof passes through part of the Leased Premises. Furthermore, without derogating from that stipulated in Sections 24 and 25 below, it is hereby agreed that the Lessor will be responsible for repairing damp damages in the roof and to reseal it where necessary. Damages which are caused to the Leased Premises due to damp, if any, will be the liability of the Lessee. Moreover, the Lessor shall be liable for the repair of damages to the external curtain wall (as distinguished from the internal curtain wall).

Without derogating from the above said, the Lessee undertakes to carry out, at its expense, at least once every calendar year, an inspection on the working order of the fire-extinguishing and detection systems in the Leased Premises, by a certified and authorized body approved by the Lessor's safety consultant, and to forward the findings of the said inspection to the Lessor immediately upon receipt thereof. In any event in which the Lessee does not carry out the said inspection, the Lessor or the Management Company may (but is not obligated) carry out the inspection and in such a case the Lessee will pay the Lessor, or the Management Company, as the case may be, the inspection costs plus overheads of 15%, subject to the Lessor or the Management Company notifying the Lessee in writing 30 days in advance before the carrying out of the inspection at the Lessee's location.

13.4
For the avoidance of doubt, it will be clarified that the Management Company will bear all the expenses for the handling and maintenance of the plumbing piping systems, the air conditioning and the fire detection and extinguishing systems, located in the Public Areas, and that these expenses will be included in the expenses of the Management Company. All the care for the aforementioned Systems which is required as a result of unreasonable use of the Systems and/or due to damage to the Systems which has been caused due to an act and/or omission of the Lessee and/or its employees, its visitors, invitees and/or anyone on its behalf, will apply to the Lessee and will be paid by the Lessee in accordance with the account which will be filed with it by the Management Company within 30 days from the date of the receiving of a written demand from the Management Company and/or the Lessor. The accounts of the Management Company will constitute evidence of the veracity thereof.

13.5
Without derogating from that stated in Sections 13.3 and 13.4 above, the Lessee undertakes to execute, in the Leased Premises, at its expense and responsibility, regular repairs and maintenance, including wear and tear caused as a result of the regular use of the Leased Premises. Without derogating from the generality of the above said, any breakdown or damage caused to the Leased Premises by the Lessee, its workers, agents, visitors or customers, or as a result of regular wear and tear, will be repaired by the Lessee, at the Lessee's expense and after reporting on any material breakage or damage to the Lessor.

The maintenance of the Leased Premises and the execution of all repairs therein will be carried out by the Lessee by competent and qualified professionals. In the case of breakage or damage where the repairs cannot be delayed for the providing of reporting to the Lessor, the Lessee will repair that which needs to be repaired and will report to the Lessor within a reasonable period of time thereafter.

For the avoidance of doubt, it will be clarified that the provisions of this Sub Section do not refer to the Systems which will be handled and maintained as stated in Sections 13.3 and 13.4 above.

13.6
If the Lessee does not repair, within a reasonable time, where an emergency case is involved, any damage or breakage as stated above, the Lessor may, but is not obligated to, repair such, and the Lessee will bear all repair expenses which were carried out by the Lessor, plus overheads of 15%, and will pay them to the Lessor within 7 (seven) days from the date at which an account has been delivered to it which was issued in connection with the execution of the aforementioned repairs, provided that the Lessee has been given notice of such and an extension of 7 days to repair the damage. It is hereby agreed that the repairs in the Leased Premises which, according to the provisions of this Agreement, must be repaired by the Lessor and/or the Management Company, and which have not been repaired by the Lessor and/or the Management Company, will entitle the Lessee, subject to the providing of 14 days' prior written notice, to make the repairs and the Lessor and/or the Management Company will indemnify the Lessee for these expenses (in cases of emergency, the Lessee may make the repairs instead of the Lessor and/or the Management Company, subject to the providing of 7 days' prior notice, and will be indemnified by them for these said expenses).

13.7
The Lessee undertakes to enable the Lessor and/or the Management Company and/or anyone on its behalf to enter into the Leased Premises at any time and at reasonable times and after prior coordination with the Lessee, except for cases of emergency, in order to inspect the Leased Premises and/or to carry out in it, or through it, Works and repairs of any kind and sort, provided that the Lessor acts as follows: (1) it has used the power vested in it, under this Section, in the manner and form so as not to harm the reasonable use of the Leased Premises and will do anything it can so that the inconvenience and/or disturbance caused to the Lessee will be as minimal as possible; (2) will carry out, in those parts of the Leased Premises, including the installations installed by the Lessee, damaged as a result of the execution of the said Works, all the repairs required in order to return the situation to the status quo ante. Nothing stated in this Section shall impose, on the Lessor and/or the Management Company, any duty to carry out any action, save for those applicable to it under this Agreement.

13.8
The Lessee will conduct its business in the Leased Premises in strict compliance with the provisions of the Charter (Regulations) - Appendix F(1) of the Agreement and all reasonable and acceptable procedures and instructions which are to be determined by the Management Company by virtue of their power under this Agreement, including, without derogating from the generality of the above said, the Lessee strictly complying with the fulfillment of the reasonable and acceptable instructions of the Management Company and/or the Lessor, in connection with the conveying, intake and removal of goods and packages into and from the Leased Premises, especially with respect of the times and the means of execution of these actions.

13.9
The Lessee declares that it is aware that the Lessor holds the rights towards the municipality and any other entity, in all matters regarding infrastructures for the supply of water for the Project and connection to communications systems and that the said rights are the sole property of the Lessor. The right given to the Lessor under this Agreement is a right of temporary use for the Lease Term and subject to all conditions and any other provisions in this Agreement.

13.10
Should the area of the Leased Premises also include protection areas on each floor (hereinafter: the "Protection Rooms on Each Floor"), the Lessee declares and confirms that it is aware and that it is clear to it that the Protection Rooms on Each Floor (Safety Rooms) are designated for use as a protection area on the floor and/or as a shelter and it is forbidden to use it for any other purpose other than cover at time of attack, unless such is in accordance with a license from the competent authorities in accordance with any law, including pursuant to the Civil Protection Law, 5711-1951 (hereinafter: the "Civil Protection Law").

Without derogating from the undertakings of the Lessor to build the Protection Rooms on Each Floor at the shell level in accordance with the provisions of the law, the Lessee declares that it will not use the Protection Rooms on Each Floor (Safety Rooms) without holding the licenses required in accordance with any law, including the Civil Protection Law.

The Lessor undertakes that the Protection Rooms on Each Floor will be built by it at the shell level and in accordance with the provisions of the law. Without derogating from the liability of the Lessor as stated above, the Lessor declares and confirms that the responsibility for obtaining the approval from the Home Guard Front and the approval of the Home Command for using the Protection Rooms on Each Floor shall apply to it exclusively. The Lessee undertakes that the use of the Protection Rooms on Each Floor will be for the purpose of a meeting room or an office or for some other purpose which complies with the demands of the Home Guard and that in any event no permanent appliances will be connected to the Protection Rooms on Each Floor.

It is hereby clarified that the right to use the Protection Rooms on Each Floor is subject to the provisions of the Home Command and the provisions of any law. Without derogating from the generality of the above said, the Lessee undertakes to maintain the Protection Rooms on Each Floor and to use them in accordance with the provisions of any law, the instructions of the Home Command and the instructions of the Management Company arising from the provisions of any law.

At times of emergency, the Lessee undertakes to vacate the Protection Rooms on Each Floor, immediately, and to make them available to the public. For the avoidance of doubt, it is clarified that the Lessee will continue to pay, including throughout the period in which the Protection Rooms on Each Floor are made available to the public, all the payments relating to the Protection Rooms on Each Floor as set out in this Agreement and in the Management Agreement.

Subject to any law, the Lessee may lock the Protection Rooms on Each Floor, at its discretion, provided that in such a case a key will be left with the Management Company, which will allow entry into the Protection Rooms on Each Floor only at times of emergency or for the purpose of carrying out inspections, after prior coordination.

	13.11	The Lessee undertakes to install, at its expense, a telephone line in the Protection Rooms on Each Floor, for use at times of emergency.
13.12
If there are Protection Rooms on Each Floor outside the area of the Leased Premises, the Lessee declares that it is aware that the Lessor may, at its sole discretion, confer rights onto third parties in such areas and the Lessee will have no claim and/or demand against the Lessor in this matter.

13.13
It is hereby clarified, for the avoidance of doubt, that the Management Company and/or the Lessor will not be responsible for the guarding and/or securing of the Leased Premises itself and of its contents, and the responsibility in this matter lies with the Lessee only, and the Lessee will have no claim and/or demand in this matter against the Lessor and/or the Management Company. Without derogating from the above said, the Lessee may receive security and/or guard services from any company entitled to provide such services to it in accordance with the law.

14.	Signage
14.1
The Lessee will not install any signage on the Leased Premises, including on its external walls and windows and/or roofs and/or within the Leased Premises, in a way which may be seen from outside of the Leased Premises and/or in the area of the Land and its surroundings, without the prior written approval of the Lessor. Any application for signage bearing the Lessee's trade name and/or any other sign on its behalf or in connection with such must be filed by the Lessee in writing, for the prior approval of the Architect. This includes commercial advertising signs or other signs of any other entity. The approval of the Lessor and the Architect and the obtaining of any license required for such, constitutes a prior condition for the installing of the sign. Where the installing of the said external sign has been approved for the Lessee, the Lessee will install the signage professionally and in a proper manner, at its sole expense and responsibility, and it will be responsible for its maintenance throughout the duration of the Lease Term and will be responsible for the payment of any fee, tax, levy and/or any other payment for such. The Lessor undertakes to install, at its responsibility and expense, a sign with the Lessee's name in the main lobby of the Building, in accordance with the Lessor's specifications. It is agreed that the Lessee will install the sign in the lobby on the floor in which the Leased Premises is located, at its expense and responsibility and without needing to receive the Lessor's approval. In addition to the internal signage which will be installed as stated above, it is hereby agreed that the Company's logo will hang on the southern façade of Building D, with the height of the letter not being greater than 150 cm., and the width of the sign being proportional to the height of the letter.

14.2
The handling of the installation and maintenance of the signage in the Project which is not within the area of the Leased Premises will be carried out in a concentrated manner by the Lessor and/or through the Management Company. The regular expenses for taking care of the said signage will be part of the Management Expenses. For the avoidance of doubt, it will be clarified that the replacement of the signs and/or the addition of signs by the Lessee during the course of the Lease Term will be at the Lessee's expense.

14.3
Without derogating from the above said, the Lessor and/or the Management Company may, at the Lessee's expense, remove any sign and/or poster and/or representation placed on or hung in the Project, including in Public Areas or on the walls of the Leased Premises and its windows, without receiving the prior written consent of the Lessor or of the Management Company, and the Lessee hereby waives any claim or demand in connection with the removal thereof or in connection with any damage caused to it as a result of such.

14.4	The provisions of this Section 14 are fundamental and principal provisions of this Agreement and breach thereof shall constitute a fundamental breach of the Agreement.

15.	Electricity
15.1
Definitions

In this Section:
"The Engineer" - an electrical engineer or certified electrician responsible for the electricity system in the Project, on behalf of the Lessor.
"Electricity Services" - the supply of electricity, including the operating, maintenance and insurance of electrical installations and control Systems installed in the Project and in the Leased Premises by the Lessor.

	15.2	General:
15.2.1
The Lessee declares that it is aware that the Lessor holds rights towards the Electricity Corporation and any other entity, in all matters relating to the infrastructures for the supply of electricity to the Project, and that the said rights are the sole property of the Lessor. The right given to the Lessee under this Agreement is the right of temporary use for the Lease Term and subject to all the terms and conditions and any other provision of this Agreement.

		15.2.2	The Lessee will bear the costs of connecting the electricity meters and will install an internal electricity board in the Leased Premises at its expense.
15.3
Bulk Supply

The Lessee declares that it is aware that the Lessor has entered into an Agreement with the Electricity Corporation for the supply of bulk electricity (hereinafter: the "Electricity Supply Agreement") in accordance with the rules customary with the Electricity Corporation, and it undertakes and declares that:

15.3.1
The Lessee will not be entitled to request a direct and/or separate supply of electricity from the Electricity Corporation and/or from any other entity, save for the Lessor, nor shall it be entitled to turn to the Electricity Corporation to request the installation of a separate meter for it or to make payment directly to the Electricity Corporation.

15.3.2
Subject to any law, the Lessee hereby waives any claim and/or demand for any cause of action against the Electricity Corporation for the non-supply of an electrical current and/or interruptions in the supply. The Lessee undertakes to indemnify the Electricity Corporation for any expense and damage caused to it as a result of a claim for the non-supply of the electricity current and/or the interruption in its supply which has been instituted against the Electricity Corporation by the Lessee.

15.3.3
Without derogating from the above said, if any electronic or electrical equipment is installed by the Lessee, the Lessee may not make any claim or demand against the Electricity Corporation regarding the equipment which has been installed or damages to it due to the interruption and/or termination of the electricity supply.

15.3.4	The Lessee is not entitled to supply and/or sell electricity and/or to provide any Electricity Services to any third party, whether for consideration or not, whether directly or indirectly.

The Lessee is aware that the Electricity Corporation may make changes to the Electricity Supply Contract and it agrees in advance to any change which may be made to the terms of this Contract as a result of the demands for changes by the Electricity Corporation, provided that such changes do not harm the Lessee's rights under this Agreement and do not harm the Lessee's operating of the Leased Premises for the Lease Aims.

It is hereby agreed that nothing in the above said shall derogate from the Lessor's right to purchase electricity from the Israel Electricity Corporation Ltd. and/or from any other electricity supplier, all at the sole discretion of the Lessor, subject to the maintaining of the Lessee's rights under this Agreement and subject to the use of the Leased Premises not being harmed for the Lease Term.

15.4	The Electricity Supply
15.4.1
The Lessor undertakes to supply electricity to the Leased Premises in accordance with the provisions of this Agreement. The supply of electricity to the Leased Premises will be done with the power as set out in Appendix B(2) of the Agreement, on an alternating current, at a frequency of 50 cycles per second, at a voltage of 230 volts between one phase and zero phase, and of 400 volts between phases. The supply will be single- or triple-phase, including protection by semi-automatic phases designated for the nominal current of the Leased Premises. The Lessee is prohibited from replacing these fuses without the approval of the Management Company. The Lessor's undertaking to supply electricity to the Leased Premises is a fundamental undertaking under this Agreement.

15.4.2
The Lessee is not entitled to carry out an extension and/or alteration and/or addition to the electricity supply installations which are to be provided for the Leased Premises. The Lessor may disconnect and/or remove, after providing warning notice to the Lessee, any extension, alteration, addition, etc., made without the Lessor's permission, at the Lessee's expense, and this is without prejudicing the Lessee's responsibility for any damage caused to the electricity supply installations as a result of such work.

15.4.3
If the Lessee is interested in the allocation of additional electricity to that supply to the Leased Premises in accordance with that stated in the Technical Description, Appendix B(2), the Lessor will check the possibility of increasing the allocation of electricity to the Leased Premises in accordance with the electricity capacity of the Project and will be entitled to refuse or to agree to refuse or to agree to the application. The Lessor will not refuse unless such is on reasonable grounds.

The Lessee hereby agrees that it is aware that the Lessor is not obligated to the electricity supply beyond the quantity detailed in the Technical Description and will have no claims or demands against the Lessor if its application is rejected. The Lessor will not refuse to supply electricity beyond the amount detailed in the Technical Description, unless such is on reasonable grounds, subject to payment as is acceptable in the Project, for the said additional quantity.

Payment for the connecting of the above said additional electricity will apply to the Lessee and will be paid by the Lessee within seven days from the Lessor's demand for the execution of any Works for the increase, by the Lessor. The Lessee will be exclusively responsible for the installing of any wiring or any other Systems involved in the additional allocation of electricity as stated, and will be carried out at its expense and responsibility only.

15.5	Safety
15.5.1
The Lessor and/or the Engineer and/or anyone on their behalf may visit the Leased Premises at any reasonable time, after prior coordination, except in the case of emergency, to check any electrical installation of any sort, to inspect its safety and suitability for accepted safety standards.

15.5.2
If the Engineer believes that any electricity installation which has been installed in the Leased Premises may cause damages to the general electricity supply system in the Project and/or safety hazard and risk and/or does not comply with acceptable safety standards and/or the load which it imposes on the electricity service supply system may cause problems for the system - the Engineer may demand the repair and/or replacement and/or change of the installation, and the Lessee undertakes to take all measures required in order to comply with the demands of the Engineer within 14 days.

15.5.3
The Lessee will be responsible for any damage caused to the electricity equipment and/or installations in the Leased Premises and/or the electricity system outside of the Leased Premises, as a result of the operating of an electricity installation belonging to the Lessee which is not in proper working order, as has been detailed above.

15.6	Maintenance of Electricity Installments
15.6.1
The Lessee will permit access to any certified employee on behalf of the Lessor, at any reasonable time, after prior coordination, except in cases of emergency, into any electricity installation in the Leased Premises, for inspection, checking, installation, repair, replacement of defective parts, removal, dismantling, assembly, etc., of Works required, in the view of the Lessor, in the Electricity Installations supplying electricity services to the Leased Premises. The Lessee will see to it that it removes and/or moves any installation that interferes with the execution of the Works as detailed above.

15.6.2
For the execution of the said Works, the Lessor may temporarily disconnect, after prior coordination with the Lessee, except in the case of emergency, for a reasonable time, the electricity supply to the Leased Premises, provided that the duration of the time of the disconnection of the electricity supply to the Leased Premises is reasonable, considering the type of work in the Leased Premises. Moreover, as far as possible, the work will be done after normal working hours at the Lessee, provided that, where possible, prior notice has been provided to the Lessee of such. The Lessor undertakes to do everything in its ability in order to limit the period of time during which the supply of electricity to the Leased Premises is disconnected.

15.6.3
Once every calendar year the Lessee undertakes to carry out an inspection, by a certified electricity inspector, of the electricity system in the Leased Premises, including the electricity board belonging to the Leased Premises, and to forward the results of the inspection to the Lessor. If the results of the said inspection are not forwarded to the Lessor by the end of the calendar year, the Lessor may (but is not obligated), through the Management Company, carry out the said inspection and the Lessee will be required to pay the Lessor the cost of inspection plus overheads of 15% immediately upon the demand from the Lessor or the Management Company.

15.6.4
The Lessor, through the Management Company, may, but is not obligated, carry out an inspection (including by means of infrared photography) of the electricity board belonging to the Leased Premises, once every calendar year, and in such case the Lessee will be required to pay the Lessor the cost of the inspection plus overheads of 15% immediately upon demand of the Lessor or the Management Company.

15.7	Electricity Installations
15.7.1
Any instrument, apparatus and any other equipment related to the electricity service supply system (hereinafter: the "Electricity Installations") is the sole property of the Lessor, regardless of whether the Lessor participates in the expenses for the purchase and/or installation and/or connection thereof, or not.

15.7.2
It will be prohibited for the Lessee to carry out any work of any kind and sort in the Electricity Installations unless it has received the prior written approval of the Lessor for the execution of the said Works which are not to be executed by the Lessor. The Lessor will not refuse this unless such is on reasonable grounds.

15.8
Restriction of the Lessor's Liability in the Case of an Electricity Outage

The Lessor may stop or restrict the supply of Electricity Services to the Leased Premises and to other places in the Project, in the incidents as detailed below:

15.8.1
Any incident of a stoppage or restriction of the supply of electricity originating in an internal and/or external fault in the central electricity service supply system in the Project, such as a national or regional electricity outage originating in the electricity system of the Electricity Corporation or in an internal electricity system of the Project and/or in the event where a disconnecting of the electricity supply is required as a result of the execution of maintenance works and/or repair works in the electricity system in the Project.

	15.8.2	In any event where there is a danger to person or property.
	15.8.3	In any other event where the Engineer orders the need for such cessation and the said incident cannot be handled other than by way of stopping the electricity to the Leased Premises.

In any event where it is possible to notify the Lessee about the expected interruption of the electricity service supply, prior written notice will be given to the Lessee of such, in the way as shall be determined by the Lessor. The Lessor will not be responsible and will not bear any damages incurred by the Lessee for the interruption of the electricity in the above detailed incidents and subject to the Lessor not being able to prevent the interruption of electricity even though it took reasonable measures and did everything in its ability in order to prevent the interruption of the electricity.

15.9
Unexpected Changes

If, as a result of a law, regulation, order or action by a competent authority which does not exist at the time of the delivery, the need is created, at the discretion of the Lessor, to make any changes to the electricity service supply system to the Leased Premises, the Lessor will carry out the said changes, subject to prior written notice to the Lessor, without the Lessee raising any claim and/or demand for such, provided that such does not cause material harm to the Lessee's right to use the Leased Premises for the Lease Aims. The Lessee will bear the required expenses due to the said work, so far as they relate to the Leased Premises directly (and not the infrastructures and central Systems of the Project).

15.10
Electricity Service Supply

In the event of a fundamental breach of the Agreement, where it has been held by a court that this Agreement has been fundamentally breached by the Lessee and that the Agreement has been annulled, the Lessor may disconnect the electricity supply to the Lessee, after having given written notice of 7 business days before the disconnection. In the event of the said disconnection of the electricity, all expenses, damages and losses for such interruption will be the sole responsibility of the Lessee.

15.11
Interruption of Bulk Supply

Notwithstanding the above said, the Lessor and/or the Management Company may, after having received prior approval from the Electricity Corporation, order the Lessee to connect to the electricity grid and the electricity supply, given by the Israel Electricity Corporation Ltd., and in such a case the rules and stipulations of the Electricity Corporation, in all matters relating to the contracting and supply of electricity, will apply to the Lessee. All expenses arising from such engagement with the Electricity Corporation and the connection of the Leased Premises to the electricity grid of the Electricity Corporation will apply to the Lessee only. In such a case, the Lessee will be given prior warning and reasonable time in order to carry out all the required adjustments.

15.12	Payment for Electricity Services
15.12.1
The Lessee confirms that it is aware that the charge for the consumption of electricity in the Leased Premises will be carried out in accordance with the reading of the meter which shall be installed by the Lessor at the expense of the Lessee. The type of meter will be determined by the Lessor at its exclusive discretion. The tariff for which the Lessee will be charged for the electricity consumption in the Leased Premises in accordance with the reading of the said meter will be the accepted tariff, from time to time, at the Electricity Corporation, for electricity consumption for the low-voltage load and time tariff, which will also include a fixed monthly payment at this tariff.

	15.12.2	The Lessee confirms that it is aware that the consumption of electricity of the air conditioning system in the Public Areas will be charged through the Management Company.
15.12.3
The Lessee confirms that it is aware that the consumption of electricity for the Public Areas and the public Systems, including, and without derogating from the generality of the above said, elevators and simple air conditioning Systems, etc., will be charged through the Management Company.

15.12.4
The Lessee undertakes to pay the Lessor, once a month, for electricity consumption throughout the Lease Term, in accordance with the charges of the Lessor, by bank transfer to the bank account of the Lessor, as detailed in Section 7 above.

The Lessee declares that it is aware that the payments for the electricity consumption are in addition to and not instead of other payments under this Agreement.

15.13
The Lessee declares that it is aware that, in the Project, there exist and operate/shall operate sub-stations of the Electricity Corporation and any ancillary and/or related installations for the said sub-station, and the Lessee waives any claim and/or demand, including claims relating to noise and/or nuisance towards the Lessor and towards the Electricity Corporation of Israel Ltd., relating to the said sub-station and its operating in the Project. The Lessor declares and undertakes that the sub-station and all ancillary installations as stated do not cause a nuisance and/or disturbance and/or any damage to the Leased Premises and/or the activities in the Leased Premises and/or to the workers therein, including, and without derogating from the generality of the above said, it does not create a noise and/or radiation which is not permitted by law.

16.	Additions and Alterations to the Leased Premises
16.1
The Lessee will not be entitled to carry out any alterations or additions to the Leased Premises, its installations and Systems, whether an internal or external alteration, without receiving the Lessor's prior written consent (hereinafter: "Alterations and Additions"). Notwithstanding that stated in this Section, the Lessee may carry out internal Alterations or Additions in the Leased Premises which are not material (such as moving/cancelling divisions), without receiving the prior consent of the Lessor, provided that such does not harm and/or cause any change to the construction of the Leased Premises and the curtain walls.

16.2
Without derogating from the above said, if and when the Lessee carries out and/or makes alterations and additions to the Leased Premises without receiving the Lessor's consent, the Lessor will have the right of choice to demand the removal thereof and the repair of any damage caused to the Leased Premises as a result of the dismantling of the Alterations and Additions.

Without derogating from that stated in Section 20.1 below, if the Lessor does not demand the removal of the Alterations and Additions, these will become the property of the Lessor without any consideration, and the Lessee will have no claim and/or demand against the Lessor for the Alterations and Additions and/or for investment therein.

16.3
It is agreed that in the event of the Lessor permitting the Lessee to carry out any Alterations and Additions to the Leased Premises, the provisions of Appendix C to this Contract shall apply in connection with the Adaptation Works in the Leased Premises by the Lessee, mutatis mutandis.

17.	Management of the Office Buildings
17.1
The Lessor undertakes that the Office Buildings will be managed by it or by the Management Company which shall be appointed by the Lessor and which shall engage in the management of the Office Buildings and their maintenance. The Lessor may, at any time, and from time to time, transfer the management of the Management Company which has been appointed by it to another Management Company, all at its discretion, and the Lessee undertakes to sign on the Management Agreement at the time of the signing on this Agreement and before delivery of possession of the Leased Premises to the Lessee, subject to the Lessee's rights under this Agreement and its operating in the Leased Premises not being harmed.

The signing of the Lessee on this Contract constitutes a direct undertaking towards the Management Company, when such is appointed, insofar as such is relevant for it, and the undertaking of the Lessee towards the Lessor to fulfill all of its obligations towards the Management Company, whether as detailed in this Contract or as detailed in the Management Agreement, and the above mentioned undertakings of the Lessee may be viewed as a contract in favor of a third party.

17.2	So long as such a management company has not been appointed, the Lessor shall serve as the Management Company for the purposes of this Agreement.
17.3
From the date at which the Lessor notifies the Lessee that the management services are to be provided to the Office Buildings by the Management Company, the Lessee undertakes to fulfill all its obligations towards the Lessor under the Management Agreement, towards the Management Company, and upon demand of the Lessor, will sign on the Management Agreement and its appendices, with the Management Company.

17.4
Without derogating from that stated in the Management Agreement, the Management Company will determine the arrangements and procedures relating to the management of the Office Buildings and their maintenance and will establish a Charter (Regulations) which will apply with respect of the various lessees and tenants of the Office Buildings and will follow up on its performance. The Charter (Regulations) is attached as Appendix F(1) of this Agreement and will be valid in this wording so long as the Management Company does not publish any amendments to it, and the Lessee undertakes to act in accordance with what is stated therein and/or in any Charter replacing it, which will include reasonable provisions, subject to the Lessee's rights under this Agreement and its possibility of operating the Leased Premises for the Lease Aims, not being harmed.

17.5
The Management Company will provide itself and/or through subcontractors, management and maintenance services for the Office Buildings as detailed in the Management Agreement, at a high level and not less than is acceptable in similar projects.

17.6
The Lessee will pay the Management Company Management Fees as detailed in the Management Agreement. On the Delivery Date of Possession in the Leased Premises, the Lessee will pay the Management Company a down-payment in accordance with the estimate which shall be determined by the Management Company, on account of Management Fees for the first quarter.

17.7
The Lessee declares that it is aware that the payment of Management Fees and the fulfillment of the Management Agreement, the Charter and the reasonable and acceptable instructions of the Management Company is an essential basis for the proper management of the Project at a high level and of high quality, and is for the benefit of the Lessee and for the benefit of all users and visitors of the Project.

17.8
The Lessee declares that it is aware that the Lessor may carry out any action under this Agreement through the Management Company, including the collection of Rent and any other payment and may impose upon the Management Company to be the Lessor's Representative in connection with all matters and interests under this Agreement.
Any query, demand or action of the Management Company to the Lessee in the Lessor's name shall be deemed to be a query, demand or action of the Lessor, and the Lessee undertakes to act towards the Management Company in all said matters, as it would act towards the Lessor under this Agreement.

17.9
The Lessee declares that it is aware that the above said does not derogate from any provision in the Management Agreement but rather adds to such, and any breach of an undertaking under this above Section will be deemed to be a fundamental breach of this Agreement and of the Management Agreement.

18.	Parking Areas
	18.1	The Lessee is aware that there are Parking Areas in the Project (hereinafter: the "Parking Areas" or "Parking").
18.2
The Lessor may, at its absolute discretion, decide, from time to time, to operate the Parking Areas, or part thereof, as paid Parking, whether by itself or through others, to lease or rent it out to subcontractors to operate them as paid Parking Areas and/or to determine parking arrangements for the use, operating, parking, entry and exit, and the operating hours, and to change all of such from time to time.

18.3
If the Parking Areas are operated as paid Parking Areas, the Lessor and/or the Management Company and/or the Parking Operator (hereinafter: the "Parking Operator") will be entitled to determine, from time to time, the extent of the parking tariffs and the procedures for operating the Parking.

18.4
The Lessee undertakes to comply with any such determination and to comply with all arrangements and procedures to be determined by the Parking Operator in this matter and to use the Parking Areas in a way which does not harm the use of others, to listen to the instructions of the Parking Operator, to obey signs and markings set out in the Parking, not to block passageways, to park only in the places and areas designated for Parking, and not to cause any damage to the Parking and the existing equipment. In the event of the blockage of passageways or a Parking which is not in accordance with the instructions of the Parking Operator, the Parking Operator may take all measures necessary in order to remove such disturbance, including to tow away the car, to move it and to take any action which will be deemed appropriate for it, for the purpose of maintaining order and the proper operating of the Parking.

18.5
The provisions of this Section constitute a direct undertaking towards the Lessor and/or the Management Company and/or any other person or body operating the Parking Areas from time to time, as the case may be.

18.6
It is clarified that the Rent and the Management Fees do not include payment for use of the Parking and the Lessee declares that the mere fact that it is a lessee does not confer a right to use the Parking onto it or onto anyone on its behalf. The use of the Parking by the Lessee on a permanent basis or within the framework of a subscription will require the signing on a separate agreement with the Lessor and/or the Management Company and/or the Parking Operator, in the wording attached to this Agreement as Appendix I.

19.	Continued Construction in the Project
19.1
The Lessee hereby declares and confirms that it is aware that the construction of the Project is being carried out in stages and that parts or stages of the Project will not be completed at the time of the delivery of possession of the Leased Premises and the Lessor may execute them and complete them at any time and at its sole discretion, subject to convenient access being maintained to the Leased Premises, the Parking, and that the rights of the Lessee under this Agreement and its ability to operate the Leased Premises for the Lease Aims are not harmed. The Lessor will do everything in its ability to limit the disturbance to the operating of the Leased Premises.

19.2
The Lessee hereby waives any claims and demands against the Lessee for any exceptional noise, material disturbance, interruption, inconvenience, etc., which is caused to it or to the business which is to be conducted in the Leased Premises, as a result of the execution of the construction Works or the setting up and installation of any systems and installations of any kind and sort in the Project and its surroundings, provided that the Lessee's possibility to use the Leased Premises for the Lease Aims is not harmed and that access to the Leased Premises is not harmed.

19.3
The Lessor may, at any time, without the need for any consent from the Lessee, carry out any Alterations or Additions to the Project, at its sole discretion, both prior to the start of the Lease Term and thereafter, including, but not exclusively, additions or deductions of areas, the joining of floors, areas or wings to the Project, converting Public Areas into areas of exclusive use of different users, changing openings and passageways, building additions of all sorts, and any other change in the building or the plans for the Project, provided that such does not cause a disturbance to the management of the Leased Premises in accordance with the Lease Aims and does not harm the Lessee's rights under the Agreement.

The Lessee undertakes not to interfere with and not to object to any such Alteration or Addition for whatever reason, subject to convenient access being maintained to the Leased Premises, the Parking, and that the Lessee's rights under this Agreement and its ability to operate the Leased Premises for the Lease Aims are not harmed.

19.4
Without derogating from the above said, the Lessor may request, from time to time, changes to the Town Building Plan and everything relating to the Project plans and the use thereof, including the addition of building areas, etc., and the Lessee hereby declares that it undertakes not to object to any such change and not to take part in the filing of objections to planning committees, whether directly or indirectly. Where the Lessee has breached the said undertaking, such shall be deemed to be a fundamental breach of the Agreement, subject to the permitted uses in the plans not being altered in a way which will not allow the Lessee's operation in the Leased Premises and will not harm the Lessee's rights under the Agreement.

19.5
Where the Lessor has been given the possibility of adding adjacent areas and/or adding additional floors to the Office Buildings in which the Leased Premises is located, the Lessor may add these additional areas, subject to the above said and in a way which will prevent, so far as possible, disturbance to the regular use by the Lessee of the Leased Premises.

19.6
The Lessor may, without the need for the Lessee's consent, transfer, through the Leased Premises, and install itself, or through anyone on its behalf, where required, all types of piping, including air conditioning ducts, water pipes, cables and electrical wires, communication and television cables, etc., whether they serve the Lessee and/or the Leased Premises and/or the Project, or not, and the Lessee undertakes to allow the Lessor, or anyone on behalf of the Lessor, entry into the Leased Premises after prior coordination, for the execution of the said Works, with all that is involved with such, provided that the Works are done after prior coordination and in a way which prevents disturbance to the Lessee, and at the end of the execution of the Works the Lessor will return the situation to the status quo ante and will repair any damage caused to the Leased Premises as a result of the execution of the Works.

19.7
The Lessee is aware that during the course of the construction of the Project, changes may occur to the access routes in the Project and in the Leased Premises, including the main access route out of the Project, and access routes and the entry into the Parking, and the Lessor shall be entitled to make changes to the said access, with the intention to provide alternative access, where possible, and the Lessee shall not be entitled to have any claim or demand against the Lessor as a result of such, so long as convenient access is maintained to the Leased Premises at all times.

20.	Vacating of the Leased Premises
20.1
The Lessee undertakes that at the end of the Lease Term or upon the legal cancellation of this Agreement, for whatever reason (in this Agreement: the "Vacating Date of the Leased Premises"), it will vacate the Leased Premises and deliver possession thereof to the Lessor, with the Leased Premises being free of any person and object, clean and neat just as it received it from the Lessor or in some other state after completion of the Lessee's Works, the specification Works, and the Lessor's Works, if any have been executed, except for wear and tear, even if an insurance event has occurred therein. The Leased Premises will be returned to the Lessor after it has been repainted in the original paint and hue, free of any right of possession, lease and/or any other right of any third party, including any renovation, improvement, addition, alteration, permanently affixed installation in the Leased Premises, even if such has not been installed by the Lessor, unless the Lessor has demanded removal or dismantling of the aforementioned additions, or part thereof.

It is hereby agreed that at the Vacating Date of the Leased Premises the Lessee may take with him the chattels in the Leased Premises, and the laboratory and all the components, parts and equipment located therein.

For the avoidance of doubt, it is clarified that any object and/or equipment and/or appliances and/or stocks which do not fall within the ambit of the Lessor's property under this Agreement and which remain in the Leased Premises after its vacating by the Lessee, will be deemed to be the property of the Lessor upon the vacating, and the Lessee waives any claim and/or demand and/or suit for such, without derogating from the Lessor's right to removal thereof.

20.2
At the time of the return of the Leased Premises by the Lessee to the Lessor, an inspection will be made of the Leased Premises by the Engineer in the presence of the Lessee's representative. The Engineer will draw up a list of repairs for which the Lessee is obligated under the provisions of this Agreement, if any, including repairs of damages and breakages related to the returning of the Leased Premises to its status quo ante. Where the Lessee's representative is absent and not present at the time of the inspection of the Leased Premises by the Engineer as stated, such will not derogate from the validity of the inspection and the findings which are to be included in the list of the repairs and the undertakings of the Lessee to repair them, as detailed below.

20.3
Where the aforementioned repairs have not been carried out by the Lessee within 14 days from the date of the receipt of the Lessor's demand, the Lessor may repair the Leased Premises at the Lessee's expense. The period of time required for the execution of the repairs, starting from the date of the end of the Lease Term, as shall be determined by the Engineer, will be deemed to be a period of arrears by the Lessee in the vacating of the Leased Premises. The Lessee will pay the Lessor, upon first demand of the Lessor, the price for the repairs in accordance with the finding of the Engineer, plus linkage to the Index and arrears interest, and Rent for the said period of repairs, whether the repairs have been executed or not.

20.4
The Lessee undertakes that if he does not vacate the Leased Premises at the end of the Lease Term as stated above, he will pay the Lessor, for the period between the date set out in this Agreement for the vacating of the Leased Premises and the actual date of the vacating of the Leased Premises, Fair Usage Fees at the Rent rate which was owing by the Lessee to the Lessor for the month preceding the set date for the vacating of the Leased Premises, multiplied by two, or a proportionate part thereof for a period shorter than a month, and this is without proof of damage (hereinafter: "Fair Usage Fees"). The Lessee declares that this amount has been set as agreed compensation between the parties after prior consideration and as a reasonable and cautious estimate of the damage which will be caused to the Lessor due to the non-vacating of the Leased Premises on time, and this is without derogating from any other right and/or relief available to the Lessor under the Agreement or in accordance with any law.

20.5
The Lessee declares and undertakes that if it does not vacate the Leased Premises by the above said date, then the Lessor and/or the Management Company shall be entitled to claim from the Lessee, in addition to the Fair Usage Fees, all amounts, payments, taxes, undertakings, expenses, losses, and any other payment arising from the non-vacating of the Leased Premises on time, for the period between the Vacating Date of the Leased Premises under this Agreement and the actual vacating date, as if the Lease Term had continued until the actual vacating date. The Lessor and/or the Management Company may realize guarantees given to the Lessor and/or the Management Company under this Agreement, without releasing the Lessee from its obligation to vacate the Leased Premises on time and/or without derogating from any other relief available to the Lessor and/or the Management Company under this Agreement or under any law.

20.6
For the avoidance of doubt, the Lessee declares that the payment and/or receipt of Fair Usage Fees and other payments as stated above does not create rental relations between the parties for the period after the Vacating Date of the Leased Premises.

	20.7	[Cancelled]
	20.8	[Cancelled]
	20.9	[Cancelled]
	20.10	[Cancelled]
	20.11	[Cancelled]
21.	Force Majeure
21.1
The Lessee declares and undertakes that the Lessor and/or the Management Company will not be deemed to have breached this Agreement and/or not have fulfilled any of its conditions if the reason for such lies in force majeure. Where possible, the Lessor will notify the Lessee about the occurrence of force majeure a number of days in advance insofar as such is dependent upon the type of event. The period of time for the non-fulfillment of the Lessor's undertakings due to the force majeure will be overlapping with the period of time during which the force majeure circumstances prevail.

Force majeure, for the purpose of this Agreement, shall mean a fire, explosion, blast, natural disaster, strike, go-slow strike, war, security state of emergency, extensive reserve call-up, work stoppage orders from the authorities, and any other reason which is not under the influence and/or control of the Lessor and/or the Management Company and is not as a result of negligence on their part.

21.2
The Lessee agrees that the breach of the Agreement and/or the non-fulfillment of any its conditions due to force majeure will not serve as grounds by the Lessee for the cancellation of this Agreement, fully or partially, and will not serve as the cause of action for any claim by the Lessee against the Lessor and/or the Management Company. That stated in Sections 21.1 and 21.2 above are subject to the Lessor delivering notice to the Lessee about the existence of the circumstances of force majeure, within a reasonable time from the start of the intervention. Moreover, the postponement due to force majeure will be, if it is not possible to overcome the force majeure, by reasonable means. The postponement will be for the period of time during which the impediment occurs due to the intervention of the said force majeure or until it is possible to overcome the impediment by reasonable means, according to the earlier of the two.

21.3
It is hereby agreed that if due to circumstances of force majeure the Lessee cannot pay the Rent, the Management Fees and the Parking Fees and other payments under this Agreement, owing to the Lessor and/or the Management Company, at the dates as stated in this Agreement, then the Lessee will not be deemed to have breached this Agreement, provided that, immediately after termination of the circumstances of the force majeure, Lessee pays the Rent, the Management Fees and the Parking Fees and the other payments in accordance with this Agreement, owing to the Lessor and/or the Management Company.

22.	Transfer of Rights
22.1
The Lessor and any one of the individuals of the Lessor may pledge and/or charge and/or endorse and/or sell and/or lease out and/or rent out and/or transfer their rights and/or obligations, fully or partially, under this Agreement, and/or their rights and/or obligations in the Project and/or any part thereof, fully or partially, and participate with any entity or body in the management and/or ownership of the Project, as they deem fit, provided that the Lessee's rights under this Agreement are not harmed, and all in the manner as they shall deem appropriate, at their sole and absolute discretion and without the Lessee having any claims or demands in connection with such.

22.2
The Lessee undertakes not to transfer and/or assign and/or endorse and/or pledge and/or charge, directly or indirectly, its rights under this Agreement or any part thereof, in any shape and form, to any entity, and not to permit others to use or hold the Leased Premises or part thereof as a subtenant or by any other means, directly or indirectly, regardless of whether the use, permission or enjoyment is defined or not, whether for consideration or without consideration. For the avoidance of doubt, changes in the holders of the Lessee (which is a public company) will not be deemed to a transfer of rights in this matter.

Notwithstanding the above said and for the avoidance of doubt, it is clarified that an acquisition or merger transaction and/or reorganization of the Lessee, etc., will not be deemed to be a transfer of rights under the Agreement in the matter of this Section and that the Lessee will be entitled to assign or transfer, by other means, the rights under this Agreement to a subsidiary and/or an affiliated company and/or a sister company and/or a company of a vested interest, by prior written notice to the Lessor, all provided that the Lessor's rights under this Agreement are not harmed.

22.3
The Lessee hereby undertakes not to have anyone else or others participate in the holding and/or operating and/or management of the Leased Premises, not to grant any person or any other body possession and/or permission to use the Leased Premises, or any part thereof, whether as a permit holder, whether for or without consideration, or by any other means.

22.4	Cancelled.
22.5	Cancelled.
22.6	Notwithstanding the above said, the Lessee may rent out, under a sub lease, part of the Leased Premises under the conditions as detailed below:
	22.6.1	The Lessor has confirmed in advance and in writing the said sub lease and the identity of the sub lessee. The Lessor's consent will not be withheld unless such is on reasonable grounds.

22.6.2
The Lessee may lease out parts of the Leased Premises under a sub lease, provided that the total areas of the areas which are actually leased out under the sub lease are not greater than 40% of the Leased Premises and that there will not be more than five sub lessees (hereinafter: "Sub Lessee"). It is hereby agreed that should the Lessee be interested in leasing out a part or parts of the Leased Premises under sub lease which are in excess of 40% of the Leased Premises, the Lessor will be given the right of first refusal to receive these areas in return. The Lessee will address the Lessor in writing regarding its desire to lease out a part in excess of 40% of the area of the Leased Premises and the Lessor will need to respond within 14 days whether it is interested in realizing its right of refusal and to receive these areas in return. In the event of the Lessor responding that it is not interested in receiving the said parts of the Leased Premises, the Lessee may lease out a part and/or parts of the Leased Premises in excess of 40% of the Leased Premises Area, to Sub Lessees, at its discretion and without limitation, for the area which will be leased out under the said sub lease. It is further agreed that should the Lessee seek to lease out, under sub lease, parts of the Leased Premises to other sub lessees in excess of five sub lessees, the Lessor will not refuse this unless such is on reasonable grounds.

22.6.3
If the Sub Lessee pays the Lessee, directly or indirectly, Rent which is in excess of the Rent paid by the Lessee under this Agreement, then the Lessee undertakes to forward to the Lessor half of the difference between the Rent paid by the Lessor and the Rent paid by the Sub Lessee. The Lessee will forward to the Lessor, upon its demand, any agreement with the said Sub Lessee.

22.6.4
The Sub Lessee will use the Sub Leased Premises in accordance with the Lease Aims under this Agreement and/or for any other purpose which shall be approved in advance by the Lessor. The Lessor's approval will not be withheld unless such is on reasonable grounds.

22.6.5
The Lessee will be responsible and guarantor for the Sub Lessee complying with the Lessee's obligations under this Agreement and its appendices, and any breach of this Agreement by the Sub Lessee will be deemed to be a breach of the Agreement by the Lessee.

26.6.6	The Lessee will remain responsible for the fulfillment of all of its obligations under this Agreement, directly towards the Lessor.
22.6.7	The Lessee undertakes that the provisions of this Agreement will in any case constitute an integral part of the Sub Lease Agreement.
22.6.8	The Lessee undertakes that the Sub Lease Agreement will include a clause according to which the Sub Lessee is not entitled under any circumstance to lease out the Sub Leased Premises under sub lease.
22.6.9	The Sub Lessee will sign on the provisions attached in Appendix F(2) and on the irrevocable power of attorney in the wording of Appendix J.

Should the Lessee lease out the Leased Premises and/or part thereof under sub lease which is not in accordance with the provisions of this Section above, then the Lessee will pay the Lessor double Rent for every day in which the said Sub Lessee is in the Leased Premises and/or part thereof as liquidated damages, and the Lessor may collect this amount for any guarantee held by it.

22.7
Notwithstanding the above said, the parties agree that the Lessee may transfer its rights under this Agreement to an alternate Lessee provided that the area will not be less than 25% of the Leased Premises and provided that it has initially delivered notice in writing to the Lessor in which it proposes to the Lessor to receive in return the Leased Premises, but the Lessor has responded negatively within 30 days from receiving the said notice (hereinafter: the "Right of First Refusal").

If the Lessor refuses to realize the Right of First Refusal and to take back the Leased Premises or part of it, the Lessee may transfer its rights under this Agreement to an alternate lessee provided that the following conditions prevail:

22.7.1
The Lessor has approved in advance and in writing the said transfer of rights. The consent of the Lessor will not be withheld unless such is on reasonable grounds, including reasons relating to the financial well-being of the alternate lessee, the identity of its shareholders, and its reputation.

22.7.2
The alternate lessee will use the Leased Premises in accordance with the Lease Aims under this Agreement and/or for another purpose which will be approved in advance and in writing by the Lessor provided that this aim is suitable for the nature of the Project and its standard, that it is in accordance with the provisions of any zoning plan applicable to the Land and the building permit which has been issued for the construction of the Leased Premises. The Lessor's approval will not be withheld unless such is on reasonable grounds.

	22.7.3	The Lessor has approved in writing an in advance the identity of the alternate lessee. The Lessor's approval will not be withheld unless such is on reasonable grounds.
	22.7.4	Cancelled.

22.7.5
After the signing of the alternate lessee on this Lease Agreement, after the alternate lessee provides all the guarantees required at the start of the Lease Term for the alternate lessee, the Lessee will be released from all its obligations under this Agreement, subject to the Lessee having fulfilled up to that time all its obligations under this Agreement.

	22.8	Where the rights have been transferred contrary to the above said, such shall be deemed to be a fundamental breach of this Agreement.
23.	Negating the Applicability of the Protection of Tenancy Laws
23.1
The Lessee hereby declares that it is aware that the Project is a new building which is being built after the 28th of August, 1968 and that at this date there was no tenant entitled to hold the Leased Premises as a protected tenant and since then the Leased Premises has not been leased out under key money to any entity whatsoever, nor has such been paid or received in connection with the Leased Premises or the lease relations created under this Agreement, directly or indirectly. Any repair and/or alteration and/or addition and/or investment made to the Leased Premises, if any, by the Lessee, or anyone on its behalf, will not constitute and will not be deemed to be the payment of key money and therefore will not apply to this Agreement and the Lease in accordance with the provisions of the Protection of Tenancy Law (Consolidated Version), 5732-1972, or any other law replacing the aforementioned law.

23.2
Under no circumstances will the Lessee be deemed to be a protected tenant and will not be entitled to the payment of key money or any other payment upon vacating the Leased Premises and will be obligated to vacate the Leased Premises at the Vacating Date and to return it to the Lessor when it is free of any person and object, all as detailed in this Agreement.

23.3
It is agreed and declared that the stipulations of this Section are preliminary and fundamental to the engagement of the parties under this Agreement, and any conflicting claim raised by the Lessee or by anyone on its behalf will constitute a fundamental breach of the Agreement.

24.	Liability and Indemnification
24.1
Subject to the liability under law, the Lessor and/or the Management Company and/or anyone in its stead and/or acting on its behalf will not be liable for any damage and/or loss and/or harm caused to the Lessee and/or its business and/or its property, including, without derogating from the generality of the above said, damage or harm caused as a result of the entry of the Lessor and/or the Management Company or anyone on their behalf, into the Leased Premises for a purpose or purposes as detailed in this Agreement.

24.2
For the avoidance of doubt and without derogating from the above said, it is clarified that the Lessor and/or the Management Company and anyone in its stead and/or acting on their behalf will not bear any liability, save for the liability under law and/or any liability for personal injury and/or loss and/or damage to property of any kind which is incurred by the Lessee and/or its employees and/or anyone on its behalf and/or any third party, including and without derogating from the generality of the above said, employees, agents, contractors, customers, visitors, and any other person located in the Leased Premises or in another area held by the Lessee.

24.3
Subject to that stated in law, the Lessee will bear liability for any damage and/or loss caused to the Leased Premises and/or the Project and/or the contents thereof and/or to any person and/or corporation, including its employees and/or the Lessor and/or the Management Company and/or anyone on their behalf and/or the customer public and/or the public visiting the Project, and/or any other third party, arising from the management of the business of the Lessee in the Leased Premises and/or the holding and/or use of the Leased Premises and/or any other action of the Lessee and those anyone on its behalf in the Leased Premises.

24.4
The Lessee undertakes to compensate and/or indemnify the Lessor and/or the Management Company upon their first demand for any damages and/or expenses for which they have been charged, for any damage for which the Lessee is liable under law, including for any damage or expense incurred by them due to a claim instituted against them, whether civil or criminal, and for the need to defend against such a claim, so far as this claim arises from the non-fulfillment or breach of an undertaking by the Lessee or its liability under this Agreement, and this is in accordance with a judgment for which the execution thereof has not been delayed and subject to the following conditions: 1) the Lessor has given the Lessee written notice as soon as possible regarding the proceedings, and a reasonable opportunity to defend against the said proceedings; 2) the Lessor is not entitled to compromise in the said proceedings without receiving the prior written consent of the Lessee.

25.	Insurance
	25.1	Insurance of the Works in the Leased Premises
25.1.1
Without derogating from the Lessee's liability under this Agreement and/or in accordance with any law and especially without derogating from that stated in Appendix C of this Agreement, prior to the commencement date of the execution of the Adaptation Works in the Leased Premises, the Lessee undertakes to carry out and procure insurance for the contractor's works in name of the Lessee, the contractors and the subcontractors, the Lessor, the Holon Municipality and the Management Company, and this shall be as detailed in the Confirmation on the Procurement of Insurance attached to this Agreement and constituting an integral part of it and marked as Appendix G(1) (hereinafter: the "Confirmation on the Procurement of Insurance for the Lessee's Works").

25.1.2
Without the need for any demand from the Lessor, the Lessee undertakes to provide the Lessor, by no later than the commencement date of the execution of the Works in the Leased Premises, with the "Confirmation on the Procurement of Insurance for the Lessee’s Works”, after such has been signed by the insurer. The Lessee declares that it is aware that the issuing of the "Confirmation on the Procurement of Insurance for the Works of the Lessee" as stated is a condition precedent and a preliminary condition for the execution of the Works in the Leased Premises, and the Lessor may (but is not obligated) prevent the Lessee from executing the Works in the Leased Premises should the said confirmation not be provided to it prior to the start of the execution of the Works.

25.1.3
The limits of liability in the third party insurance procured by the Lessee, as stated in Section (2) of the Confirmation on the Procurement of Insurance for the Works of the Lessee (Appendix G(1)) is in an amount equivalent to the sum of NIS 3,500 multiplied by the area of the Leased Premises in square meters, however, the said amount will not be less than NIS 1,000,000 and will not be greater than the sum of NIS 6,500,000 per incident and accumulatively for the duration of an insurance year; all of the above said is subject to that stated in Section 25.11 below.

Notwithstanding that stated in Sections 25.1.1 and 25.1.2 above in the Works up to the sum of NIS 300,000, the Lessee may, instead of the "Confirmation on the Procurement of Insurance for the Works of the Lessee", provide the Lessor with confirmation of procurement of insurance as stated in Appendix G(1) ("Confirmation of Procurement of the Lessee's Insurance Policies"), below, provided that a clause is added at the end, reading as follows: "For the avoidance of doubt, it is clarified that the above said insurance policies also include cover for any Works, including in connection with them, carried out in the Leased Premises during the insurance term, by the Lessee and/or anyone on its behalf, including construction, adaptation, improvement, renovation, dismantling works, etc.; however, that stated in Section 25.4 below will apply as if work insurance has been procured.

It is agreed that should the Lessee carry out Works in the Leased Premises, other than Adaptation Works, the Lessee may choose, at its sole discretion, whether to procure contractor work insurance, and to determine the limits of the liability of the said insurance.

25.2	The Lessee's Insurance Policies
25.2.1
Without derogating from the liability of the Lessee under this Agreement and/or under any law, the Lessee undertakes to procure and maintain, for the duration of the Agreement Term, the insurance policies detailed in the Confirmation of Procurement of the Insurance attached to this Agreement and constituting an integral part of it, marked as Appendix G(2) (hereinafter: "Confirmation on the Procurement of the Lessee's Insurance"), with a duly authorized and reputable insurance company (hereinafter: the "Lessee's Insurance").

25.2.2
Without the need for any demand from the Lessor, the Lessee undertakes to provide the Lessor, by no later than the date of the opening of the Lessee's business in the Leased Premises or before the date of the entry of any assets into the Leased Premises (other than assets included in the insured works under Section 25.1 above), according to the earlier of the two dates, the Confirmation on the Procurement of the Lessee's Insurance as stated, after such has been signed by the insurer. The Lessee declares that it is aware that the providing of the Confirmation of the Procurement of the Lessee's Insurance is a preliminary condition and a condition precedent to the opening of the Lessee's business in the Leased Premises and/or for the bringing in of any assets into the Leased Premises (other than the assets contained in the insured Works in accordance with Section 25.1 above) and the Lessor shall be entitled (but not obligated) to prevent the Lessee from opening its business in the Leased Premises and/or from bringing in the said assets in the event where the approval has not been provided before the above indicated date.

25.2.3
The limits of liability for the third party insurance being procured by the Lessee, as stated in Section (2) of the Confirmation on the Procurement of the Lessee's Insurance (Appendix G(2)) is in an amount equivalent to the sum of NIS 15,000 multiplied by the area of the Leased Premises in square meters, however, the said amount will not be less than NIS 1,000,000 per incident and accumulatively for the duration of the insurance term and not greater than the sum of NIS 10,500,000 per incident and accumulatively; all of the above said is subject to that stated in Section 25.11 below.

25.2.4
It is agreed that the Lessee is entitled not to procure insurance for the contents and other equipment as detailed in Section (1) of the Confirmation on the Procurement of the Lessee's Insurance (Appendix F(2)), however, that stated in Section 25.4 below shall apply with respect of any damage to the said property as if insurance was procured for it.

25.2.5
It is agreed that the Lessee is entitled not to procure insurance for consequential loss by the Lessee, as detailed in Section (4) of the Confirmation on the Procurement of the Lessee's Insurance (Appendix G(2)), however, that stated in Section 25.4 below shall apply with respect of any loss of income as stated above, as if insurance had been procured for it.

25.2.6
It is agreed that the Lessee is entitled not to procure insurance against glass breakage as required in Section (1) of the Confirmation on the Procurement of the Lessee's Insurance (Appendix G(2)), however, that stated in Section 25.4 below shall apply with respect of any loss or damage due to glass breakage, as if insurance had been procured for it.

25.2.7
If, in the view of the Lessee, there is a need, in the context of this Agreement, to procure additional and/or supplementary insurance to the above said Lessee's Insurance, the Lessee undertakes to procure and maintain the said additional and/or supplementary insurance. For any other or additional insurance supplementary to that of the said Lessee's Insurance, a clause will be included regarding the waiver of the right of subrogation against the Lessor and the Management Company, however, such waiver will not apply in favor of a person who has maliciously caused damage.

25.3
The Lessee undertakes to update the insurance amounts for the insurance policies procured pursuant to Sections (1) and (4) of the Confirmation on the Procuring of the Lessee's Insurance (Appendix G(2)), from time to time, so that they always reflect the restitution value of the subject matter of the insurance insured thereunder.

25.4
The Lessee declares that it shall not have any claim and/or demand and/or suit against the Lessor, the Holon Municipality, the Management Company and/or anyone on their behalf and against other tenants and/or other Lessees in the Project, in whose Lease Agreements or in any other agreement vesting them with rights in the Project, a parallel exemption has been included against the Lessee for damage for which he is entitled to indemnification (or was entitled to indemnification but for the excess stipulated in the policy) in accordance with the insurance policies procured pursuant to Section (1) of the Confirmation on the Procurement of the Insurance for the Works of the Lessee (Appendix G(1)) and Sections (1) and (4) of the Confirmation on the Procurement of the Lessee's Insurance (Appendix G(2)), and the Lessee hereby exempts the above said from any liability for damage for which he is entitled to the said indemnification. The above said regarding the exemption from liability will not apply in favor of a person who has maliciously caused damage.

Where an insurance event has been caused pursuant to Section (1) of the Confirmation on the Procurement of Insurance for the Works of the Lessee (Appendix G(1)) and Sections (1) and (4) of the Confirmation on the Procurement of the Lessee's Insurance (Appendix G(2)), under circumstances relating to leaks from the roof of the Leased Premises, provided that such are not related to existing openings in the roof of the Leased Premises, the Lessor will bear the amount of the damage caused up to the rate of the excess amount in accordance with the said policy, provided that the participation of the Lessor for any such event is not greater than the sum of $10,000 (ten thousand U.S. dollars). It is to be clarified that the above said will not apply in the event where the said amount of the damages is not greater than NIS 10,000 (accumulatively).

25.5	For the avoidance of doubt, it will be clarified that the non-providing of the insurance confirmations on time, as stipulated in Sections 25.1.2 and 25.2.2 above, will not harm the Lessee's undertaking under this Agreement, including, and without derogating from the generality of the above said, any payment obligation applicable to the Lessee. The Lessee undertakes to fulfill all its obligations under this Agreement, even if it is prevented from executing the Works and/or receiving possession of the Leased Premises and/or bringing in assets into the Leased Premises and/or opening its business in the Leased Premises due to the non-presenting of the confirmations on time.

25.6
By no later than the date of the end of the Lessee's Insurance Period, the Lessee undertakes to deposit with the Lessor the Confirmation on the Procurement of the Insurance as stated in Section 25.2.2 above for the extension of the validity thereof for another year. The Lessee undertakes to once again deposit the insurance procurement confirmation at the stipulated dates every insurance year and so long as this Agreement is in force.

25.7
The Lessor may check the insurance confirmations issued to it by the Lessor as stated in Sections 25.1.2, 25.2.2 and 25.6 above, and the Lessee undertakes to carry out any change or amendment which is required in order to adapt them to the Lessee's undertakings as stated in this Section 25. The Lessee declares that the Lessor's right of review of the insurance confirmations and its right to order the modification of the Lessee's insurance policies as detailed above, does not impose any obligation or liability on the Lessor or anyone on its behalf, in anything relating to the said insurance confirmations, the nature, scope and validity of the Lessee's insurance policies, or vis-à-vis the absence thereof, and such shall not derogate from any liability imposed on the Lessee under this Agreement.

25.8
The Lessee undertakes to comply with the terms of the insurance policy drawn up by it, to pay the insurance fees in full and on time and to see to and ensure that the Lessee's insurance policies are renewed from time to time as need be and will be valid throughout the duration of the Lease.

25.9	The Lessee undertakes to comply with accepted safety procedures which will be published in writing from time to time by the Lessor and/or the Management Company.
25.10	[Cancelled]
25.11
For the avoidance of doubt, it is hereby agreed that the determining of the limit of liability as detailed in Sections 25.13 and 25.2.3 above is in the sense of a minimum demand imposed on the Lessee. The Lessee declares and confirms that it will be estopped from raising any claim and/or demand against the Lessor and/or the Management Company and/or anyone on their behalf, in anything relating to the said minimum limits of liability.

25.12
The Lessor undertakes to procure and maintain, whether by itself or through the Management Company, throughout the duration of this Agreement (expressly applicable from the date of the granting of permission and throughout the duration of the permission, the Lease Term and the Additional Lease Terms) the insurance policies detailed below in this Section (hereinafter: the "Project Insurance") with a duly authorized and reputable insurance company.

25.12.1
Insurance for the Project building and its Systems, installations, and other property under the ownership and/or liability of the Lessor and the Management Company against loss or damage due to acceptable extended fire insurance risks, including fire, smoke, lightning, explosions, earthquakes, tempests and storms, flooding. Damages for leaks and burst pipes, harm by motor vehicles, harm from aircraft, riots, strikes, malicious damage, and burglary damages. The said insurance will include a section regarding the waiver of the right of subrogation towards the Lessee and those acting on its behalf, provided that the stipulations regarding the waiver of the right of subrogation do not apply in favor of a person who has maliciously caused damage. It is expressly agreed that for the purpose of this Section the term "Project building" will not include the contents of the Leased Premises and will not include any addition, improvement or extension made in the Leased Premises of the tenants.

25.12.2
Third party liability insurance to a limit of liability which will not be less than $10,000,000 (ten million U.S. dollars) per incident and accumulatively for the duration of an annual insurance term, insuring the liability of the Lessor and the Management Company in accordance with law. The insurance is not subject to any limitation regarding liability arising from fire, explosion, panic, hoisting, loading and offloading equipment, defective sanitary ware, poisons, any dangerous thing in foodstuffs or drink, strikes and go-slow strikes, liability for and towards contractors, subcontractors and their employees, animals, and any subrogation claim by the National Insurance Institute. The insurance will be expanded to indemnify the Lessee for liability for the acts and/or omissions of the Lessor and/or the Management Company and those acting on its behalf, subject to the cross-liability clause, according to which the insurance will be deemed as having been procured separately for each one of the individuals of the insured.

25.12.3
Employers' liability insurance insuring the liability of the Lessor and the Management Company towards their employees for harm caused during and as a result of their employment by the Management Company, to a limit of liability of not less than $5,000,000 per claimant, per event and per Insurance Period. The said insurance will be expanded to indemnify the Lessee should it be held, in the matter of the occurrence of any work accident, that the Lessee bears employers' liability towards the Lessor's employees and/or the Management Company. The said insurance will not include a clause regarding the limit of liability for work at height and depth, working hours, baits and poisons, and anything regarding the employment of youth.

25.12.4
Insurance for loss of Rent and Management Expenses due to damage caused to the Project building (expressly the Leased Premises) and the property detailed in Section 25.12.1 above, due to the risks as stated in Section 25.12.1 above and this for a period of indemnification which will not be less than 12 months. The said insurance will include an express clause regarding the waiver on the right of subrogation in favor of the Lessee and those acting on its behalf, provided that the stipulations regarding the waiver of the right of subrogation do not apply in favor of a person who has maliciously caused damage.

It is expressly agreed that the procurement of the insurance policies detailed above will not add to the liability of the Lessor and/or the Management Company beyond that stipulated in the Lease Agreement and/or in the Management Agreement and/or shall not derogate from the Lessee's liability under the said agreements (except for that as stated in Section 25.13 below).

25.13
The Lessor declares, in its name and in the name of the Management Company, that it shall have no claim and/or demand and/or suit against the Lessee and those acting on its behalf, to damage for which it is entitled to indemnification (or for which it would be entitled to indemnification but for the excess stipulated in the policy) under the insurance policies procured by them as stated in Sections 25.12.1 and 25.12.4 above, and they hereby exempt the Lessee and those acting on their behalf from any liability for such damage. The above said regarding the exemption from liability shall not apply in favor of a person who has maliciously caused damage.

A breach of Section 25 and any of its conditions, constitutes a fundamental breach of the Agreement.

26.	Guarantees
26.1
As guarantee for the fulfillment of the Lessee's obligations under this Agreement and in accordance with the Management Agreement, the Lessee undertakes to provide the Lessor, at the date of the providing of the permission, with a bank guarantee of an Israeli bank, in the wording as attached in Appendix H/1 of this Agreement, as detailed below (hereinafter: the "Guarantee"):

26.1.1
The Guarantee will be an index-linked, autonomous and unconditional bank guarantee which may be endorsed to a lessor who will step into the shoes of the Lessor in the event of the sale of rights, drawn up to the order of the Lessor and which may be forfeited in full or in installments, at any time, and duly stamped.

26.1.2
The Guarantee will be in an amount equivalent to the Rent for a number of months of rent plus Linkage Differences according to the rate at the Delivery Date, plus Value Added Tax, as detailed in the Special Conditions Appendix.

26.1.3
The validity of the Guarantee will be up until three months after the end of the Lease Term. Should the Agreement grant the Lessee with a right to extend the Lease Term for Additional Lease Terms and the Lessee has taken advantage of the right to extend the lease, the Lessee will extend the validity of the above said Guarantee by no later than the date of the start of the Additional Lease Term and will update its rate as required under the terms of the lease extension.

		26.1.4	All expenses involved in the issuing of the Guarantee, including commissions, expenses, etc., will apply to the Lessee only.

26.1.5
The Lessor may seize the Guarantee or part thereof, at its sole discretion, in any event of a fundamental breach of the Agreement and/or the Management Agreement by the Lessee and/or in any event where the Lessor and/or the Management Company is owed any monies by the Lessee which has not been paid on time. For the avoidance of doubt, it is hereby clarified that the Lessor will not be entitled to realize the bank guarantee unless it has provided written warning of 14 days where the breach has been amended on time, the bank guarantee will not be realized for that breach.

26.2
The non-providing of the Guarantee as detailed in this Section, including completing it ("topping up"), in the event that it has been realized, will be deemed to be a fundamental breach of this Agreement and will vest the Lessor with the right to cancel the Agreement and/or to postpone the Delivery Date of Possession in the Leased Premises until the providing of the Guarantee, without such derogate from the Lessee's obligations under the Agreement, including its obligation to pay Rent, Management Fees and all other payments which it must pay under this Agreement, and without derogating from any other relief available to the Lessor under this Agreement and/or under any law.

26.3
In any event where the above said Guarantee, or part thereof, has been realized, the Lessee must complete ("top up") the Guarantee and provide the Lessor, within 7 days from the said realization date, with a new bank guarantee at the rate of the forfeited (seized) amount.

26.4	Cancelled.
26.5
The Lessee declares and undertakes that it is aware that the providing of the Guarantee of this Agreement and/or the realization thereof by the Lessor does not constitute a waiver and/or shall not prejudice any right of the Lessor, including, and without derogating from the generality of the above said, its right to other relief granted to it under this Agreement or in accordance with law.

26.6
The realization of the Guarantees by the Lessor, as stated, will not grant the Lessee with any rights in the Leased Premises and does not constitute a waiver or a stipulation on any of the Lessor's rights or obligations of the Lessee pursuant to the provisions of this Agreement and shall not be instead of any of them.

26.7
At the end of the Lease Term and after the complete fulfillment of all the Lessee's undertakings under the Agreement, including its undertakings to vacate the Leased Premises, the full payment of the Rent, the payment of taxes, expenses and any other amount which the Lessee must pay pursuant to the provisions of this Agreement and the law, the Lessor will return the Guarantee to the Lessee. Notwithstanding the above said, it is agreed that the Bank Guarantee will be returned to the Lessee 3 months after the date of the end of the Lease Term or at the date at which the Lessee presents the Lessor with the confirmations and/or receipts regarding the payments which the Lessee must pay in accordance with this Agreement, and the Leased Premises has been vacated pursuant to the provisions of this Agreement, according to the earlier.

	26.8	A breach of the provisions and undertakings of the Lessee under this Section shall be a fundamental breach of the Agreement.
27.	Breach and Relief
27.1
The provisions of the Contracts Law (Remedies for Breach of Contract) 5731-1970, shall apply to this Agreement, including also in the events where the Agreement confers specific relief or remedy for such a breach, and this is without derogating from the provisions of this Contract or the provisions of any law.

It is hereby agreed that a delay of up to three business days from the date of any payment of Rent and Management Fees will not be deemed to be a fundamental breach of the Agreement, without derogating from the Lessee's obligation to pay arrears interest for the delay, as detailed in Section 27.5 below.

27.2
The Lessee hereby waives any right of setoff against the Lessor and/or the Management Company in connection with the amounts owing by it to the Lessor and/or the Management Company under this Agreement and the Management Agreement. Should the Lessee have claims of setoff, it may raise such within the framework of legal proceedings which will be conducted between the Lessee and the Lessor and/or the Management Company.

27.3
Without derogating from any other relief and further to any right of the Lessor under this Agreement and in accordance with any law, the Lessor shall be entitled to cancel the Agreement, despite any provision regarding the validity of the Lease, and the Lessee must, in such a case, vacate the Leased Premises within 14 days or at a date a s determined by the Lessor, and return possession of the Leased Premises to the Lessor, as stated in the provisions of this Agreement, in any one of the following incidents:

	27.3.1	The Lessee has fundamentally breached the Contract and not amended the breach within 14 days from the date of receiving written warning.
27.3.2
The Lessee has breached the Agreement or any of its provisions by a breach which is not a fundamental breach and has not amended the breach within 30 days from the date of receiving notice of such from the Lessor.

27.3.3
The Lessee has breached the Agreement or any of its provisions repeatedly, whether the repeat breach is a fundamental breach or not, and has not amended the breach within 30 days from the date of receiving notice of such.

27.3.4
An application has been filed with the Court for the dissolution of the Lessee, to appoint for the Lessee a trustee, liquidator, temporary liquidator, preliminary liquidator, receiver for a material part of its assets, an application for an order pursuant to Section 350 of the Companies Law, 5759-1999, or a foreclosure on a material part of its assets and an order has been given pursuant to the application, or the application has not been cancelled or dismissed within 120 days from its filing with the Court and/or if the Lessee has filed an application for its winding up and/or dissolution and/or for the entering into a creditors' arrangement.

27A.3	The Lessee will be entitled to cancel this Agreement pursuant to the following provisions:
	27A.3.1	Pursuant to the provisions of Section 9 above.
27A.3.2
In the event where the Lessee is prevented from being able to make reasonable use of the Leased Premises for the Lease Aims, and the impediment has not been removed within 60 days from the date of the receiving of the written notice from the Lessee detailing the nature of the impediment.

27A.3.3
The Lessee has not received a business license as stated in Section 12, required for the Lessee's activities for the Lease Aims in the Leased Premises, provided that all of the following conditions prevail accumulatively:

(a)
This involves the non-receiving of a business license at the time of the start of the activities in the Leased Premises. The refusal of the municipality to renew the business license during the course of the Lease Term will not constitute grounds for the cancellation of this Agreement.

(b)
The Lessee has complied with all the representations and undertakings given to the municipality prior to the signing of the Agreement for the purpose of examining its eligibility to receive a business license on the basis of which the municipality issued the Lessee with the letter attached hereto as Appendix K of this Agreement.

(c)
The non-receiving of the business license is due to a refusal of the municipality. It will be clarified that the non-receiving of the business license due to a fact external to the municipality will not grant the Lessee with the right to cancel the Agreement.

(d)
The Lessee has exhausted all possibilities available to it in accordance with law in order to attack the absence of the granting of the license, including turning to any possible instance, including the exhausting of all rights of possible appeal.

(e) A final decision has been made by the competent authority according to which use of the Leased Premises by the Lessee for the Lease Aims is prohibited.

The cancellation of the Agreement under the circumstances of this Sub Section 27A.3.3 is subject to the delivery of written notice of cancellation to the Lessor. Where the notice of cancellation has been delivered, the cancellation will come into force six (6) months after the Delivery Date of the said notice, during the course of which the Lessee will pay all the payments under this Agreement.

27.4
Where the Lessee has breached this Agreement with a breach which grants the Lessor the right to cancel the Agreement, then without derogating from the Lessor's right to cancel the Lease Agreement and without derogating from any right and/or relief available to the Lessor under this Agreement and/or in accordance with any law, the following specified provisions shall also apply:

	27.4.1	Cancelled
	27.4.2	Cancelled

27.4.3
The Lessor may prevent the Lessee or anyone on its behalf from entering into the Leased Premises and the Project or any part thereof, including the Parking and Public Areas, except for the need to vacate the Leased Premises and to return it to the Lessor in accordance with the Agreement.

27.4.4
The Lessee will pay the Lessor the full damages which have been caused and/or shall be sustained by the Lessor and/or the Management Company and/or anyone on their behalf and the full compensation owing to the Lessor under this Agreement and/or in accordance with law pursuant to a judgment for which the execution thereof has not been stayed, and it is agreed that in any event the Lessee will pay the Lessor liquidated damages at the rate of the Rent, Management Fees, Parking Fees which were owing by the Lessee to the Lessor and/or the Management Company under this Agreement, for the month preceding the breach, plus Value Added Tax as required by law, multiplied by three plus the amount of the municipal rates and levies for the month preceding the breach, and this will be without the need to prove damages. The above said does not derogate from any relief and/or any other right available to the Lessor under any law and/or agreement, and nothing in the above said shall derogate from the Lessor's right to sue and to claim for, instead of the liquidated damages, the full damages caused to it due to the breach of the Agreement by the Lessee.

27.5	In any event where the Lessee pays the Lessor and/or the Management Company any amount which it must pay under this Agreement in arrears, this payment will bear arrears interest as detailed below:
27.5.1
The Lessee will pay the Lessor and/or the Management Company, as the case may be, arrears interest on the amount in arrears, at the rate customary at Bank Leumi of Israel Ltd., for unauthorized overdraft in a debit current account, and the interest will be calculated for the period from the date at which the Lessee was required to make the payment which is in arrears and up until its actual date of payment.

27.5.2
Where the payment in arrears refers to an amount which is paid by the Lessor and/or the Management Company to a third party instead of by the Lessee and which the Lessee was required to pay to that third party, the interest will be calculated for the period from the date that the Lessor and/or the Management Company paid the amount in arrears to the third party and until it is repaid by the Lessee. Where the Lessor and/or the Management Company has paid interest and/or an arrears fine to a third party due to the delay in the Lessee's payment, the interest and/or the arrears fine will be deemed to be part of the principal of the debt which the Lessee must repay to the Lessor and/or the Management Company, as the case may be.

27.5.3
Where the Lessee has been late in the making of any payment which it must pay to the Lessor and/or to the Management Company under this Agreement, any amount which the Lessee pays will initially be credited on account of the interest, and afterwards on account of the principal. Where the collection of the aforesaid amount involves expenses and/or lawyers' fees on behalf of the Lessor and/or on behalf of the Management Company, every amount which is to be paid as stated will be credited initially on account of the payment of expenses and/or the lawyers' fees and afterwards in accordance with the above said order.

27.5.4
The payment of interest under this Section will not derogate from the right of the Lessor and/or the right of the Management Company to any other relief as set out in this Agreement and/or in law. The receiving of the said interest will not be interpreted as being a waiver by the Lessor and/or the Management Company on any other relief and/or harm to any right granted to them under the Agreement and/or in accordance with law.

27.5.5
Where the Lessee has been late in the payment of Rent, the amounts in arrears will bear arrears interest as stated above, and starting from the thirtieth day of the arrears that stipulated in Section 27.4.4 above shall apply, including the Lessor's right to cancel this Agreement.

28.
Jurisdiction

It is hereby agreed by the parties that only the competent court in Tel Aviv-Jaffo will have the sole jurisdiction in all matters relating to this Agreement and arising from it, and not with any other court.

29.	General Provisions
29.1
This Agreement formulates all agreements, understandings, stipulations, declarations and intentions between the parties, and replaces any document and/or draft and/or representation and/or promise, whether in writing or verbally, given expressly or implicitly by any of the parties to the other party, prior to the signing of this Agreement, regarding any matter and any interest related to this Agreement.

29.2
Upon its signing, this Agreement constitutes the whole and binding agreement between the parties, any preceding contract and/or memorandum of understanding and/or consent and/or declaration and/or prospectus and/or promise and/or advertisement and/or draft of this Agreement, which has been made, if any, by the parties to the Agreement, or their representatives, or anyone on their behalf, shall be null and void and the parties will not be bound by any of them.

29.3
Any conduct, extension, waiver, permission, receipt of monies, modifications or preparation of a new contract will not indicate any intention by any of the parties to waive and/or alter any of their rights under this Agreement and will not be of legal validity unless the waiver or modification is done expressly, in writing and signed by the parties.

29.4
The refraining from exercising any right by a party to the Agreement and/or the Management Company under this Agreement will not constitute in any instance a waiver or the basis for the claim of estoppel or laches (delay) with respect thereof.

29.5
The consent, on behalf of any of the parties, to a waiver and/or deviation from any of the conditions of this Agreement in a certain case will not constitute a precedent and will not be indicative of any analogy in any other case. Where a party has not exercised a right given to it under this Agreement in a specific case, such as not to be viewed as a waiver of that right in the same case and/or in another similar case or in a case which is not similar, and no conclusion is to be drawn from such regarding any waiver of any right of that party.

29.6
Any payment applicable to the Lessee under the provisions of this Agreement will be paid by its due date. Where no payment date has been set for a payment in this Agreement, the payment will be made at the date set for it in accordance with law (if there is a provision of law) or within 14 days after first demand of the Lessor.

29.7	[Cancelled]
29.8
The Lessee shall not be entitled to set off, from the amounts which it must pay to the Lessor and/or the Management Company, any rights or amounts to which it is entitled from the Lessor and/or the Management Company, and the Lessee hereby waives the said right of setoff notwithstanding anything stipulated in the law. Should the Lessee have rights of setoff, it may raise them within the framework of legal proceedings which will be conducted between the Lessor and/or the Management Company.

29.9
Unless stated otherwise anywhere else in this Agreement, including its appendices, the Lessee will not be entitled to make the execution of any payment of the fulfillment of any obligation under this Agreement and/or the Management Agreement, conditional on the execution of the fulfillment initially of any obligations of the Lessor and/or the Management Company, except in the case where force majeure circumstances apply as stated in Section 21.3 above.

29.10	No provision and/or condition and/or stipulation contained in this Agreement and its appendices shall derogate from other terms or provisions of this Agreement but rather will add to it.
29.11
The Lessee will not be entitled to register the Lease under this Agreement at the Land Registry Office, nor shall the Lessee be entitled to register a caveat by virtue of its rights under this Agreement. Any action of the Lessee contrary to the provisions of this Section shall constitute a fundamental breach of the Agreement. Without derogating from the generality of the above said, at the time of the signing on this Agreement by the parties, the Lessee will sign on an irrevocable power of attorney pursuant to Section 91 of the Bar Council Law in the wording attached hereto as Appendix J, under which the Lessee will empower the Lessor and/or anyone on its behalf to delete the caveat and/or any other caveat registered by it. The Lessee hereby waives any claim and/or demand and/or suit against the Lessor and/or anyone on its behalf, in connection with the deleting of the said caveat.

29.12
It is hereby agreed between the parties that the provisions of the Hire and Loan Law, 5731-1971, shall not apply to this Agreement except for the provisions of the law, which cannot be stipulated against.

29.13
For the avoidance of doubt, it is hereby agreed that with respect of any payment which has been paid by the Lessor and/or to the Management Company by way of bank transfer, the amount will be deemed to have been paid to the Lessor and/or to the Management Company only when the amount is actually credited in the bank account into which the bank transfer is made. It is further clarified, for the avoidance of doubt, that the Lessee will not be entitled to reduce the payment amounts which it owes under the Agreement and/or to deduct from them for the execution of a bank transfer and/or the assignment of rights and/or the pledging of rights by the Lessor and/or the Management Company.

30.	Notices
	30.1	All notices under this Agreement shall be in writing only.
30.2
The addresses of the parties for the purpose of this Agreement are as detailed in the heading, and any notice sent by one party to the other party in accordance with the above address will be deemed as having reached its destination 72 hours after the time of dispatch by registered mail or on the first business day after transmission by fax, and in the case of hand delivery, at the time of actual delivery. Notwithstanding the above said, the address of the Lessee, starting from the Delivery Date of Possession and throughout the Lease Term will be in the Leased Premises.

31.	Confidentiality
31.1
This Agreement, including all its terms, conditions and appendices, as well as any information or document which is delivered by the Lessee, or anyone on its behalf, to the Lessor (including, without limitation, adaptation work plans), constitutes confidential information of the Lessee ("the Lessee's Confidential Information"). The Lessor undertakes that it and/or anyone employed by it and/or acting on its behalf, in connection with the Leased Premises and this Agreement, will maintain complete and absolute confidentiality of the Lessee's Confidential Information and will not disclose it verbally, in writing or any other form, to any person or body, and will not remove the Lessee's Confidential Information from its possession and will not make any use of it except as required and necessary in connection with the fulfillment of the undertakings of the Lessor and/or anyone employed by it and/or acting on its behalf, in accordance with this Agreement.

31.2
This Agreement, including its terms, conditions and appendices, as well as any information or document delivered by the Lessor or anyone on its behalf to the Lessee, constitutes the Lessor's confidential information ("Lessor's Confidential Information"). The Lessee undertakes that it and/or anyone employed by it and/or acting on its behalf in connection with the Leased Premises and this Agreement, will keep completely and absolutely confidential the Lessor's Confidential Information and will not disclose it, verbally, in writing or in any other form, to any person or body, and will not remove the Lessor's Confidential Information from its possession and will not make any use of it except as required and necessary in connection with the fulfillment of the obligations of the Lessee and/or anyone employed by it and/or acting on its behalf, in accordance with this Agreement.

31.3
The Lessor is aware that the Lessee is a company listed on the stock exchange in Tel Aviv and in the United States of America, and the Lessee is aware that the Lessor is a company listed on the Tel Aviv Stock Exchange. The parties undertake to act in accordance with the provisions of the law, in everything relating to "insider information" which may reach them from time to time.

31.4
Any publication and/or notice regarding this Agreement, its signing and/or any of its provisions will be done with the consent of both parties only, after prior written coordination and in accordance with the wording which will be approved and agreed upon in advance and in writing by both the parties.

31.5
It is agreed between the parties to the Agreement that they may publish the version of this Agreement or any part of it, within the framework of reports and/or publications on their behalf, including, and without derogating from the generality of the above said, reports in Israel and the United States of America, and may make any disclosure with respect of the terms of the Agreement as required in accordance with any law. It is to be clarified that the parties will do everything in their ability to provide the minimum information in connection with the Agreement and especially in connection with its commercial terms. The publication and/or transfer of the details made in accordance with law will not constitute a breach of the undertakings of any other parties under this Agreement.

In Witness Whereof the Parties Have Set Their Hand at The Place and at the Time
Stipulated in the Heading of this Agreement:

_______________________________________	_______________________________________
The Lessor	The Lessee

Lawyer's Certification

I, the undersigned, _____________________, Adv., do hereby certify that the Lessee has duly adopted a resolution in accordance with its documents of incorporation, regarding the signing on this Agreement, and that the signatures of Messrs. _____________and, ________________, together with the Lessee's stamp, is binding on the Lessee, for all intents and purposes.

_______________________
_________________, Adv.

Date

Azrieli Center Holon

APPENDIX "A"

Special Conditions

To the Agreement of ______ March 2015 (hereinafter: the “Main Agreement”) with Compugen Ltd. The terms, definitions and provisions of this Appendix, are intended to add to and to supplement that stipulated in the Main Agreement but not to derogate from it, and will be deemed to be an integral part thereof. Every term which is not expressly defined in the Appendix will have the meaning assigned to it in the Main Agreement.

Sections of the Agreement

Section 2.1	“The Property or the “Leased Premises” - the area marked in the Diagram Appendix B(1) located in Building D on the 12th floor, together with the store-room area.

Section 2.1	“Basic Index” - The index known at the date of the signing of this agreement which is the index for the month of February 2015 which will be published on March 15, 2015.

Section 4	“The Area of the Offices and the Laboratories” - The area of the offices and laboratories for the purpose of this agreement is 3,200 m2 gross.

“Store-Room Area” - The area of the store-room for the purposes of this Agreement is approximately 75 m2 gross, which will be located in one of the basement levels, as close as possible to Building D. The Lessor undertakes that in the store-room there will be an electricity infrastructure and drainage systems for the air conditioners which are to be installed by the Lessee. The Lessor will allocate the sum of NIS 200 per m2 for the Lessee for a shell wall for the store-room, with this amount being paid by check from the Lessor, subject to the presenting of an invoice. The building of a the shell wall in the tore-room will be done by the Lessee. The Lessee is given the possibility of locating the store-room on the first floor of Building D.

The Area of the Offices and the Laboratories and the Store-Room Area jointly: the “Leased Premises Area”.

Section 5.1	“Lease Aims" - Offices, laboratories and storage in the Store-Room Area.

Section 6	The "Lease Term" - A period of 123 months (10 years and 3 months) starting from the Delivery of Possession Date.

Notwithstanding the above said, after sixty (60) months’ rent (5 years), the Lessee may terminate the Lease Term and this Agreement, for whatever reason, provided that the Lessor is paid the Compensation Amount for Early Termination of the Lease Term, as defined below. Where the Lessee has paid the Lessor the Compensation Amount for Early Termination of the Lease Term, the lease will be terminated and the Lessee will not be required to furthermore pay the Rent or any other payment, and no other obligation will apply to the Lessee.

“Additional Lease Term” - An Additional Lease Term of 60 months (5 years).

Section 6.4
"Compensation Amount for the Early Termination of the Lease Term”: NIS 1,000 per m2 and in total NIS 3,200,000 plus VAT and linkage differences to the Basic Index, plus the sum of NIS 200,000 plus VAT and linkage differences to the Basic Index.

Section 7.1
“Rent for the Office and Laboratory Areas” - The sum of NIS 217,600 (two hundred and seventeen thousand six hundred New Israel Shekels) per month plus linkage differences and VAT as required by law, which is in the sum of NIS 68 per m2 of the Leased Premises Area, per month, plus linkage differences and VAT as required by law.

“Rent for the Store-Room Areas” - The sum of NIS 35 per m2 of the Store-Room Area, per month, plus linkage differences and VAT as required by law. Should the Lessee choose to locate the Store-Room on the first floor of Building D, the Rent for the Store-Room Area will be placed at the sum of NIS 40 per m2, plus linkage differences and VAT as required by law.

The Rent for the Office and Laboratory Areas and the Rent for the Store-Room Area will hereinafter jointly be referred to as: the “Rent”.

Notwithstanding the above said, during the course of the first six (6) months immediately after the first exemption period, the Lessee will pay the Rent for the Office and Laboratory Area for 2,200 m2 only. During the course of the following six (6) months, the Lessee will pay the Rent for the Office and Laboratory Area for 2,700 m2 only. After the next six (6) months, the Lessee will pay the Rent for all Office and Laboratory Area (3200 m2).

“Rent Payment Commencement Date" - the Commencement Date of the Lease Term subject to the exemption period.

The First Exemption Period - a period of 3 months starting from the Commencement Date of the Lease Term, during the course of which the Lessee will be exempt from the payment of Rent for the Store- Room Area and for Parking Fees only.

The Second Exemption Period - a period of 2 months starting from 5 years after the commencement of the Lease, during the course of which the Lessee will be exempt from the payment of Rent (offices, laboratories and store-room) and Parking Fees only, and another month during the course of which the Lessee will be exempt from the payment of Rent for the Store -Room and the Parking Fees only.

It is hereby agreed that Management Fees for the Store-Room Area will be calculated at 50% of the Management Fees for the Office and Laboratory Area.

It is made clear to the Lessee that the chiller will not provide air conditioning for the Store Room.

Section 7.3
"First Payment at the Time of the Signing of the Agreement" – within 14 days from the date of the signing of the Agreement the Lessee will pay the Lessor, as a down payment on account of the Rent, the Rent for the first three months of Rent plus VAT  as required by law and in total NIS 652,800.

Section 7.5
“Additional Rent and Parking Fees”- if the Lessee has been given the right to extend the Lease Term for an Additional Lease term or Additional Lease terms, the Rent and the Parking Fees for the Additional Lease term or Terms, as the case may be, will be increased by the rate of the increase of the Index plus 5% above the Rent and Parking Fees applicable prior to any Additional Lease Term.

Section 11
"Delivery of Possession Date" – A date which 4.5 months from the date for the Granting of Permission or from start date of the actual use of the Leased premises for the Lease Aims by the Lessee, according to the earlier, and for which the estimated date as of the time of the signing on this Agreement is 15.12.2015 (December 15, 2015);

Section 26
"Bank Guarantee" - a Bank Guarantee for the full duration of the Lease term and for a period of 3 months after the end date of the Lease Term - for an amount equivalent, in the date of the giving of the Guarantee, to the Rent, the Management Fees and the Parking Fees for 6 (six) months, valued on the date of the giving of the Guarantee, plus VAT in the sum of NIS [___]. The Guarantee Amount will be linked to the Index. Regarding the date for the providing of the Guarantee it is hereby agreed that at the date for the granting of the Permission the Lessee will provide a Guarantee in the sum of 3 months pursuant to the above details and after two months from the date of the granting of the Permission, the Lessee will supplement (‘top-up’  the Guarantee so that it stands at 6 months in accordance with that as specified above.

The Lessor may obligate the Lessee to split up the Bank Guarantee into two Bank guarantees (provided that the accumulated amount is not greater than the above Bank Guarantee amount), one in favor of the Lessor and the other in favor of the Management Company. The Lessee undertakes to do so within 14 days of the Lessor’s written demand.

Instead of the Bank guarantee, the possibility will be given of making a monetary deposit which will be linked to the Index up until the end of the Lease Term.

Starting from the start of the sixth (6th) year of the lease, the amount of the Bank guarantee will be reduced so that it stands at an amount equivalent to the Rent, the Management Fees and the Parking Fees for 4 (four) months, valued on the date of the giving of the Guarantee, plus VAT in the sum of NIS [___].

Starting from the start of the eighth (8th) year of the lease, the amount of the Bank guarantee will be reduced so that it stands at an amount equivalent to the Rent, the Management Fees and the Parking Fees for 3 (three) months, valued on the date of the giving of the Guarantee, plus VAT in the sum of NIS [___].

Appendix B2

It is agreed that the Lessor will make two openings in the roof of the Leased Premises in accordance with the Lessee’s requirements, sized one meter by one meter. The openings will be placed with engineering cooperation between the parties. The Lessor will execute all the works related to the execution of the said openings in the roof of the Leased Premises, including the sealing. The Lessor will forward a quote to the Lessee for the execution of the said works, which shall be in accordance with acceptable prices in the market. The Lessee may, but is not obligated, execute the works through the Lessor. Should the Lessee choose to execute the works through a third party, the Lessor undertakes to approve everything needed for the execution of the said works.

Appendix C - Execution of the Adaptation Works by the Lessee (Buildings C + D)

Appendix C - “Date of Granting Permission” - 1.8.2015 (August 1st, 2015) which is the planned date at which the Lessee will receive the Permission to locate in the Leased Premises for the purpose of the execution of the Adaptation Works in the Leased Premises as a licensee, subject to that as stated in Section 9 of the Main Agreement;

“The Period of the Permission” - a period of 4.5 months which will start at the time of the Giving of the Permission.

Section 7.1 – " The Lessor’s Participation Amount”– a total of NIS 2,00 plus VAT, for every m2 of the Office and Laboratory Areas.

Section 15 - Management Fees during the Period of Permission will be half of the Management Fees paid in the Project.

Appendix D

Section 6.6
"First Payment at the Time of the Signing of the Agreement" – within 14 days from the date of the signing of the Agreement the Lessee will pay the Management Company, as a down payment on account of the management, the Management Fees for the first three months of Rent plus VAT as required by law and in total NIS 165,120.

Appendix I

Section 4.1 – "Number Parking Places" – 50 (fifty) – whilst 10 of these parking places will be reserved parking places and the remainder (40) will be ‘floating’ parking places.  It is hereby agreed that for 50 parking places the Lessee may deliver to the Lessor 60 license plate (numbers) whilst it is agreed that in event no more than 50 motor vehicles can enter per day.

Moreover, during the course of a period of two years starting from the Commencement Date of the Lease Term, the Lessee may ask the Lessor, and the Lessor will approve for the Lessee, to increase the number of ‘floating’ parking places up to 70 ‘floating’ parking places (in addition to the 10 reserved places). If the number of parking places has been increased it is agreed that a ratio of 120% will be maintained between the license number plates which are provided to the Lessor and the number of parking spaces. Moreover, for every parking subscription of the Lessee’s employees, or anyone on its behalf, the Lessee may provide the Lessor with two license number plates for a certain subscriber provided that the two cars are under the exclusive use or ownership of the subscription holder and provided that in any event, at any given time, only one car can enter.

“Payment for Single Parking” - NS 390 per month plus VAT.

Appendix L

In order to comply with the technical requirements of the Lessee, the Lessor might be required to increase the capacity of the chiller and the size of the generator which is planned for the building where the Leased Premises is located. In consideration for the said increase, the Lessee agrees to waive the exemption of the payment of four (4) months’ rent for the Office and Laboratory Areas (3,200 m2). The calculation of the amount which the Lessee agreed to waive was made on the basis of the quote attached as Appendix L of the Main Agreement.

The Lessor	The Lessee

Azrieli Center Holon

APPENDIX "B(1)"

Diagram of the Leased Premises

Azrieli Center Holon
APPENDIX "B(2)"

TECHNICAL PROFILE OF THE OFFICE BUILDINGS THE PUBLIC
AREAS AND THE SHELL - BUILDING D

1.	A Description of the Project

The Project includes:
4 buildings including a commercial level with 12 office storeys above it. The office floor levels have various geometric shapes: rectangular and square.

1.1.	Rectangular Tower (Buildings A and D):

Entry level combining, commercial, dining and main entry lobby to the tower, as well as 11 storeys covering an area of about 3,200 m2 on each level, and one storey (first floor) covering an area of about 2,400 m2.

1.2.	Square Tower (Buildings B and C):

Entry level combining, commercial, dining and main entry lobby to the tower, as well as 11 storeys covering an area of about 1,555 m2 on each level, and one storey (first floor) covering an area of about 1,340 m2.

2.	Technical Description

Office Floor Levels

General -
A typical office floor level constructed from a central core and office areas spread around the core. The core is built from the main lobby with entry/exit openings in it from the elevators and the subsidiary corridor serving the rest rooms, the protected floor level space (safety room) (PFS), a service elevator and systems rooms.

The total regular load usage on the office floors - 450 kilograms/m2.

2.1
Main Floor Levels Lobby (elevators lobby) - to be done by the Lessor using as an example, that which exists on the third floor in Building D. It has been agreed that the color of the wood constituting the walls covering, in the relevant areas of the lobby, shall be as chosen by the Lessee's Architect.

2.2	Rest Rooms - floor level system - to be done by the Lessor at the Lessor's standard as for example, that which exists in Building D on the 3rd floor.

2.3	Finish of the Rest Room Area - to be done by the Lessor's standard as for example that which exists in Building D on the 3rd floor.

2.4	Main Lobby - "as is" with the addition of an electronic entry control system as for example in the lobby in Building A, including a main desk.

2.5	Stairwells

Stairways - smooth concrete with truncated corners including pedestals.

Walls - painted concrete.

Ceilings - concrete. Finish synthetic whitewash paint.

Railings - and/or hand-holds - as designed by the Architect.

Signs - the floor numbers and emergency lighting in accordance with the requirements of the Fire Department.

Doors - Fire resistant pursuant to Standard 1212 and as required by the Fire Department.

2.6	Multi-Purpose Safety Rooms (PFS)

Floor - smooth concrete or terrazzo tiled flooring on a white cement base.

Walls - concrete in regular molds.

Ceiling - concrete

Doors - sealed, blast-resistant according to Home Front Command Standards.

Air Filter System.

Transit and Escape Openings, Ladders - as required by the Home Front Command.

Lighting - According to Home Front Command Standards.

2.7	Air Conditioning Rooms

Floor - smoothed concrete

Walls - concrete in regular molds. Finish synthetic whitewash paint.

Ceiling- concrete in regular molds. Finish synthetic whitewash paint.

Doors - frames with cylinder locks.

3.	General Systems -

3.1	Air Conditioning System -

3.1.1.	Deleted.
3.1.2.
Infrastructure will be planned for the supply of cold water at 7-8 degrees centigrade, with a capacity of 1 ton cooling for every 100 m2 relative to the area designated for laboratories/computer rooms, and also 1 ton cooling for every 20 m2 relative to the balance of the area of the Leased Premises (offices).

3.1.3.
The infrastructure will comprise a number of water cooling units (chillers) + circulation pumps, which are to be installed on the technical installations roof, a single pipeline which will reach, via shafts, all the floor levels. This infrastructure will supply the air conditioning needs during normal working hours.

3.1.4.
Additionally, further infrastructure is to be planned and installed, which will also be comprised of a number of water cooling units + circulation pumps which will be installed on the technical installations roof and it will supply cold water, via shafts, to all the rooms and spaces that require air conditioning continuously on a 24 hour basis, including to laboratories and service rooms, seven days a week to the service rooms, computer rooms, centers and similarly functioning locations. This system will also supply cold water at a temperature of 7 - 8 degrees, with an average output in a ratio of 1 ton cooling for every 100 m2 of Leased Area according to the needs of each individual tenant/occupant.

3.2	Elevators

8 technically "smart" passenger elevators, carrying a load of 26 passengers, which will serve the office floor levels. The travelling speed of the elevators - 2.5 meters/second. Standard finish of the elevators as per the existing example in Building A.

In the Building - a single service elevator, for carrying loads from the parking lot to the commercial floor levels.

In the Building - two passenger elevators for about 13 passengers which will be used for ferrying from the parking lots to the main lobby.

3.3	Sanitary Installations

3.3.1.
The sanitary installation and fire-extinguishing systems in the Project coordinate the Azrieli Holon Businesses are planned according to ISO 1205 and 1596 Part 1, and according to SIR (HLT) - "Sanitary Installations Regulations", which are part of the Planning and Building Law. An effort has been made, and which has been successful, to meet the conditions of ISO 5281 - Buildings whose Damage to the Environment is Minimal ( "Green Buildings" ), and in a Planned System Structure of "Grey Water" for water saving under a special permit issued by the Ministry of Health.

3.3.2.
All drainage systems water, condensation from a Nachshon blower of the air conditioning collected into special purpose tanks with a volume of 30 cubic meters, filtered and chlorinated and serving as a compressor for various types of toilet pans.

3.3.3.	The sewage sanitation systems are connected to the Municipal Sewage Network. A system for the separation of oily substances.
3.3.4.	A system for draining the roof and the floor covered areas - connected up to the Municipal Drainage System.

3.3.5.
Public rest room services are planned in the core of the Building to a high standard compatible with the requirement of the Planning and Building Law, and additionally - every floor level is equipped with preparation receptors for an addition of private rest rooms and kitchenettes for the convenience and flexibility of occupation.

3.3.6.
Water storage tanks for fire-extinguishing planned for the roofs of the buildings and supplying water for drinking for compression and fire-extinguishing under fixed and continuous pressure at all times, by means of pumps and pressure reducing installations.

3.3.7.	The buildings will contain a water reserve so as to prevent disruption of use at the time of a breakdown in the Municipal Water Network.

3.4	Electricity

3.4.1.
The Electric Corporation will be feeding the complex with a voltage of 22 kilowatts for concentrated general coordination. This concentration is split up into five connections each at a voltage of 22 kilowatts (each connection has an Electric Corporation meter).

* Parking + common Public Areas.

* 4 Office Buildings

Each connecting point has a transformer station from which there is a feed to the main board of each individual building.

A line from an emergency diesel generator goes to the main doors (one for each building) to which the security systems are connected (fire-extinguishing, smoke removal, etc.), and operating systems (elevators, pumps, lighting in the Public Areas, control systems, etc.).

3.4.2.	There are connections of two types of systems to the main board of each Office Building:

* The public systems

* The systems for the tenants/occupants.

3.4.3.	The tenants/occupants are fed by vertical accumulator lines, some of which branch out to the electricity boards of tenants situated in the core of each occupied floor level.
3.4.4.	Standard electrical connection to the area of the occupants/tenants is 200 watts per 1 m2.
The size of the emergency generator allocated to the occupants of the Building is 50 amps per floor level or 2 kilowatt amps per 100 m2.

3.5	Telephones and Computers

The complex will be connected to a central telephone exchange room.

A cable system will be installed for the telephones which will connect up the central control room to the rooms in each individual building.

A system, as stated above, from the rooms of the Building to the floor levels of the Building will be installed by the Lessee.

Infrastructure will be planned which will facilitate connection of the Building to additional existing and future telephone systems.

There will be a special shaft in each Office Building for the telephone system which will especially facilitate use for Bezeq (telecommunications) also.

Fiber Optics transmission, and other telephone companies (at the Lessee’s expense).

In respect of computer systems of tenants/occupants situated on a number of floor levels, it will be possible to make shafts that will connect up between the floor levels outside the core of the tower at the expense of reduction of area of that particular floor level.

3.6	Control of Building

A computerized control system of a building will be installed and which will enable control to be exercised over all the electro-mechanical systems for operational purposes and reliable performance of the systems in the buildings.

 In addition, the system will include activation systems for the purposes of operational savings of lighting systems, including activation by sensors, air conditioning etc.

Security systems will be installed which will include controlled entrances, closed circuit television, etc.

Each building will have a station in it to which the safety, security and control systems will be connected.

There will be a main control room for the whole of the complex to which all the operating and control systems of the complex will be connected.

3.7	Fire-Extinguishing System

The electrical installations will be installed in accordance with the strict standards and instructions of the Fire-Fighting Authority, including fire-proof cables for back-up equipment in case of fire, emergency lighting, emergency elevators, exit signboards, etc.

A fire detection system will be installed in all the Public Areas with preparation up to the areas of the Leased Premises.

An emergency public address system will be installed to cover all the Public Areas with preparation up to the areas of the Leased Premises.

A fire extinguisher system will be installed in all the areas at a basic extinguisher level (without flexible piping).

A fire-fighting intercom system will be installed.

Connections will be installed for activating smoke release, inflation systems, etc.

Emergency shut-down systems will be installed as required by the authorities.

4.	General

4.1	All the materials and products indicated above may be replaced by the Company with materials of equivalent value.

4.2
The tower will be secured against fire by sealing, in respect of all the vertical systems between the floor levels (by the Lessee). The air pressure in the stairwells will be higher than in the other parts of the Building so as to prevent smoke penetrating into it in case of an emergency.

4.3	Wherever "according to the Architect's design" and/or "the planning" and/or "the choice" and/or "the Architect's choice" are mentioned, reference is to the Architect of the Building.

4.4
Deviations of up to 2% between measurements appearing in the floor plan (Appendix B (1)) and the actual measurements, and also deviations of up to 5% between the quantities and the measurements and accessories in the technical specification, and between the quantities of the measurements and the accessories in practice, are deemed to be reasonable and shall not be deemed to be a deviation and/or digression from the terms and conditions of the Agreement.

4.5	All the measurements that are indicated and/or specified in detail in the plans are before covering or protection of the internal walls.

Shell Description

1.	Floor of the Leased Premises
1.1.	Floor construction. Excluding finish.
1.2.	The permitted usage load is 250 kilograms per m2.

2.	Load Bearings, Placement and Horizontal Level Elements in the Leased Premises
2.1.
Load-bearing and peripheral walls which support the Leased Premises from all its angles, into which are combined windows and/or doors and which are made of materials that meet the requirement of the Safety Appendix of the Center.

2.2.	The load-bearing elements and walls will be delivered as exposed elements excluding finish.

3.	The Ceiling of the Leased Premises:
3.1.	Constructed ceiling excluding finish.

4.	Systems for the Leased Premises: Notwithstanding the above said in this Appendix -
4.1.	Notwithstanding the above as stated in this Appendix -
4.2.	Size of the electrical connection allocated to the Leased Premises 3*1000 amps.
4.3.	Size of the generator back-up connection - 250 KVA. Generator back-up will be supplied to the whole of the Leased Premises including the storeroom.
4.4.	Air conditioning output allocated to the Leased Premises 1 ton cooling per 20 m2 of offices.
4.5.	Air conditioning output backing generator allocated to the Leased Premises is 100 tons cooling.
4.6.
Insertion of water consumption pipe systems, a pipe for supply of water to the fire extinguisher positions, and a water-supply pipe for sprinklers and sprinkler systems, electrical feed, telephone cable, fresh air channel, odors removal and cold water pipe for air conditioning - up to the border of the Leased Property. For the removal of doubt, the fire-extinguishing system (including a water supply pipe for sprinklers and the sprinkler system) will be installed as well within the Leased Property - it should be clarified that the system is being installed solely for the purpose of obtaining Form 4 in the event of it being necessary for the Lessee to make adjustments in order to adapt them to his needs - the Lessee shall do these in accordance with his obligations under this Agreement and at his own expense.

4.7.
Systems exist within the area of the Leased Premises which serve the Lessor and/or and other tenants, as follows: a system of rain-water pipes, draining receptors and black tin guttering attached to the core of the floor level. Use of the said system and the installation of new systems (in so far as may be necessary) shall be subject to the rights of the Lessee and use of the Leased Premises for the Lease Aims not being adversely affected. The Lessor undertakes as follows:

4.6.1	Prior to installation of a new system, the Lessor will pre-arrange, in writing, the date and manner of its installation, with the Lessee.

4.6.2	At the time of installation of a new system the Lessor shall use its best endeavors to reduce disturbance to use of the Leased Premises.
4.6.3
After installation of a new system, the Lessor (sic) shall restore the condition of the Leased Premises to what it was previously, as it was prior to installation of the said system and all at its responsibility and expense.

Without derogating from the Lessor's liability, the Lessee may conduct periodic examinations/ investigations, either personally or through persons acting on his behalf, in order to check that the Lessor is meeting its obligations under this Appendix. Failure on the part of the Lessor to meet its obligations under this Appendix shall constitute a fundamental breach of the Main Agreement.

5.	The Lobby on the Floors:

This is to be provided by the Lessor as per the existing example on the 3rd floor in Building D. It has been agreed that the color of the wood constituting the walls covering, in the relevant areas of the lobby, shall be as chosen by the Lessee's Architect.

Buildings C + D

AZRIELI CENTER HOLON

APPENDIX "C"

LESSEE'S ADAPTATION WORKS IN THE LEASED PREMISES

1.	Definitions

"The Adaptation Works"	Works that the Lessee wishes to carry out in the Leased Premises during the permission period, as defined hereunder, for the purposes of adapting it to the Lessee's requirements and to the Lease Aims;

"Date of Grant of the License"
The date prescribed in Appendix A - The Special Conditions Appendix to the Lease Agreement, as updated from time to time by the Lessor, in which the Lessee will receive permission to enter the Leased Premises to carry out the Adaptation Works;

"The License Period"
The period commencing on the date of the granting of permission and ending on the delivery date of possession of the Leased Premises prescribed in Appendix A - the Special Conditions Appendix to the Lease Agreement.

2.	Grant of Permission

2.1
Without derogating from the provisions of Section 9.2 of the Agreement, the Lessee shall commence the Adaptation Works on the date of the granting of permission. Permission to enter the Leased Premises for the permission period is explicitly restricted solely to the purpose of carrying out the Adaptation Works.

2.2
On the date of the granting of permission, subject to and after the Lessor has received Form 4, the Lessor shall make the Leased Premises available to the Lessee, as a licensee only, pursuant to what is detailed hereunder:

2.2.1
Without derogating from what is stated hereunder in Section 2.2.4, on the occasion of the granting of permission, a Minute shall be prepared which shall be signed by the duly authorized representatives of the Parties (hereinafter: "License Minute"), in which special matters shall be outlined concerning the condition of the Leased Premises, including the lobby and the floor level services and substantive defects, and readings shall be taken of the water and electricity meters, and such defects, if any, in the Leased Premises on that date being duly recorded.

2.2.2
The Lessee may not refuse to accept the Leased Premises in order to carry out the Adaptation Works, even if defects exist in the Leased Premises that are not of a substantive nature unless in its opinion such defect is of a type that will interfere with commencement of the Adaptation Works. The Lessor undertakes to rectify the defects listed in the License Minute with the utmost expedition. In relation to the rectification of defects, Section 11 of the Lease Agreement shall apply, mutatis mutandis, It is further clarified that on the date of the granting of permission, the Leased Premises shall be in the state and condition as described hereunder in Section 2.2.4.

2.2.3	Prior to the date of the granting of permission (license), and as a condition for doing so, the Lessee shall furnish the following documents to the Lessor:

2.2.3.1	Certificate of Procurement of Insurance for the Lessee's Works.

2.2.3.2	All such securities as the Lessee, under the this Agreement, is obligated to provide on the date of the granting of permission.

2.2.4
The Lessor undertakes that on the date of the granting of permission the Leased Premises will have been built according to the outline of the external surface, attached to the Agreement as Appendix B(2).

3.	Execution of the Adaptation Works

3.1
During the license period the Lessee shall be responsible for carrying out the Adaptation Works. Correspondingly, the Lessor may carry out various works, either itself and/or through the Main Contractor, in the Office Buildings (including in the Leased Premises - solely at the Lessee's request), including, inter alia, works which the Lessor is obligated to carry out in accordance with the Lease Agreement.

3.2
The Lessee is aware that as of the date of signature of this Agreement, Form 4 has not yet been issued in respect of the building containing the Leased Premises and that it is in the stages of being constructed by the Main Contractor. It is agreed that the Adaptation Works shall be carried out after, and subject to, the receipt of Form 4 by the Lessor. The Lessee is also aware that the Lessor has appointed the Main Contractor as the Main Contractor for the Project. The contractor undertakes to comply with the reasonable and usually accepted instructions of the Main Contractor in relation to coordination of the operations and carrying out of the Works in the Leased Premises. In any case of dispute between the contractor and the Main Contractor, the issue shall be decided by the Lessee's Project Manager or, where the Project Manager is unable to decide the dispute - it shall be decided by another representative of Top Engineering Co.

The Lessee declares that it is aware that in the course of carrying out the Adaptation Works, other contractors, including the Main Contractor, will be engaged in carrying out various works in the Office Buildings. The contractor undertakes to carry out the Adaptation Works in coordination with the other contractors to the degree that this is possible and in a manner that will not cause excessive interference with and/or delay to the other works.

3.3
The Lessee shall provide the Main Contractor. at its request, with all such information as may be necessary for the coordination of execution of the Adaptation Works, and details of all the preparations required on the part of the Main Contractor and other contractors in order for the Lessee to execute the Adaptation Works.

3.4
As part of the Adaptation Works, the Lessee undertakes to do all such Works in the Leased Premises as are necessary at the Lessee's discretion and with the Lessor's approval, in order to adapt the Leased Premises to the aims of the lease and to the Lessee's requirements.

3.5
It is clarified that the Lessee's status in the Leased Premises and in the Office Buildings during the license period shall only be that of a temporary licensee of the Lessor, with such license to the Lessee being immediately cancellable at any time by the Lessor, in the event of a fundamental breach of the Agreement by the Lessee, under the provisions of the Main Agreement pertaining to cancellation of the Agreement.

3.6
During the license period, except for status as a licensee, the Lessee shall not have any right of possession and/or other or additional right of any nature in the Leased Premises, including and without derogating from the generality of the foregoing, a right of lien.

3.7
The Lessee will execute the Adaptation Works in accordance with the Project procedures in a manner that will not cause interference with the other works being carried out by the Lessor and/or other tenants and/or the day to day activities of the Office Buildings and/or the other tenants and/or occupiers in the Office Buildings. The Lessor undertakes to carry out the works that it is committed to carrying out in accordance with the Agreement, so as not, to the degree that this is possible, to cause disturbance to the Lessee's Adaptation Works.

3.8
The Lessee may not make changes of any kind in the external surface of the building. Neither shall the Lessee do any stone cutting Works in the Leased Premises in between its walls and floors even if such works are of a minor nature.

3.9	Appointment of an Inspector

The Lessee shall appoint an Inspector its behalf who shall bear sole responsibility for giving instructions on behalf of the Lessee, and for receiving directives and instructions from the Lessor, on behalf of the Lessee, throughout the period of the Adaptation Works. The Inspector shall manage execution of the Adaptation Works on behalf of the Lessee.

The Inspector shall be responsible vis a vis the Lessee for checking the Adaptation Works being undertaken by the Lessee and for supervising their execution, and for examining the nature of the materials being used and the quality of the work being done by the Lessee's contractors either on site or elsewhere where work is being done by or on behalf of it Lessee's contractor in connection with the Leased Premises.

The Inspector shall be liable vis a vis the Lessee for compliance with the conditions of the agreement between the Lessor and the Lessee while the works are being done and in particular for complying with the Lessor's instructions as detailed in this Appendix.

The Parties hereby agree that throughout the period of progress of the Adaptation Works the Inspector shall be empowered on the Lessee's behalf to receive any notices of the Lessor and any notice given to the Inspector by the Lessor shall bind the Lessee as if it had been received personally be the Lessee, subject to delivery of a copy of any such notice to the Lessee.

3.10	Working relations with the Main Contractor and the Services to be Provided by him to the Lessee.

3.10.1
The Lessee is aware that the Project is in the stage of construction by the Main Contractor and that, on the date of signature of this Agreement Form 4 has not yet been issued for the Project. It is nevertheless agreed that the Adaptation Works to be carried out by and/or on behalf of the Lessee shall only be carried out after, and subject to receipt of Form 4 by the Lessor.

3.10.2	The Lessor undertakes to provide the following services to the Lessee, which shall be supplied to the Lessee by the Main Contractor:

In consideration of performance of all the Lessee's obligations towards the Lessor up to that date, the Lessor undertakes that the Main Contractor will provide the following services to the Lessor (above and hereinafter: 'the site services"):

(a) A temporary supply of electricity using temporary infrastructure, including a temporary Nisko board or equivalent (one per site) (not including picking up the systems of the Leased Premises).

(b) A water point - not within the Leased Premises, but at a place freely accessible for use.

(c) Garbage removal service, from locations that will be designated by the Lessor in every area, to which the Lessee will bring the garbage himself, including containers and emptying of containers.

(d) Use of a goods elevator in the offices building in which the Leased Premises are situated, in accordance with the Lessee's request.

3.10.3
The Lessee undertakes to collaborate with the Main Contractor and comply with its reasonable instructions while the Adaptation Works are in progress and this inter alia so as to ensure compliance of the Lessee and the Main Contractor with the timetables. The said collaboration in the Agreement shall be reciprocal in so far as is possible. The collaboration shall not impose additional financial obligations on the Lessee and it shall not be empowered to defer the delivery date of possession of the Leased Premises. In any event, the Lessee shall bear no responsibility for any delay in the obtaining of Form 4.

3.10.4	In the context of execution of the Adaptation Works, the Lessee and/or its employees or any of them, undertake to comply with the instructions of the Main Contractor with regard to safety provisions.

3.10.5	The Lessee will clean the Leased Premises and its surrounding area at the end of each working day.

3.10.6
The Lessee undertakes to comply with all the safety regulations and appoint a person on its behalf who shall be charged with responsibility for safety and who shall be subordinate to the person charged with responsibility for safety on behalf of the Main Contractor and shall comply with all its instructions.

3.10.7
Any work that involves damage to the basic structure may only be carried out after receipt of approval from the Lessor's construction consultant and the Main Contractor's Inspector. The Lessee is aware that there is a prohibition on cutting the compressed slabs or causing damage to the top-end of the compressed slabs..

3.10.8
The Lessee will be responsible for the safekeeping of its belongings and preservation of the works done by him. Subject to what is stated in Section 24 of the Agreement, the Lessor and/or the Main Contractor shall not in any way be liable for any damage that may be caused to the Lessee and/or any theft.

3.10.9
The Lessee will assist the Main Contractor in all that may be necessary in any examination carried out in the building by the relevant parties with statutory authority for such purpose, notice of which shall be given the Lessee as far in advance as is possible, and shall also assist the contractor in carrying out the finishing works in the Project in readiness for delivery of the Project to the Lessor, subject to such assistance not causing the Lessee to incur expenses in addition to those to which it has committed himself under this Agreement.

3.10.10
Disputes between the Lessee and the Main Contractor shall be decided by the determining party as specified above in Section 3.2. It is hereby clarified that nothing by virtue of such disputes shall delay the pace of the works by all the parties and neither shall this involve any delay in payment of the amount of the Lessor's contribution.

4.	[Cancelled]

5.	The Lessee's Plans and Approval of the Adaptation Works

5.1
The Lessee shall submit for the Lessor's approval, no later than the date prescribed in Appendix "A", the safety plan required for carrying out the Adaptation Works (approved by the Fire-fighting Authorities). The other plans and specifications necessary for the Adaptation Works (together hereinafter: "the Plans") shall be forwarded by the Lessee to the Lessor during the Adaptation Works (and not required as a condition for commencing the Adaptation Works), and including the following plans and documents: a zoning plan for every area that has been made available for the Lessee's use outside of the Leased Premises (roofs, shafts etc).

-	Building Plan (Architectural)

-	Signboard Plans

-	Dispersal of facade of the Leased Premises towards every exposed frontage facing outwards and/or to the Public Areas, including grading of the types of finish

-	Details of sealing

-	Safety Plan

-
Systems Plan and adaptation of systems to all the systems within the area of the Leased Premises and which are intended for the Lessee's use, including vertical passages and connections to existing or new systems (hereinafter: "the Systems Plan")

-	Any other plan that may be required by a Lessor.

Without derogating from the generality of the foregoing, the Plans shall include plans of dispersal of partitions and division of the Leased Premises into rooms, location of the points and connections for electricity, telephone, communications, air conditioning, computers etc., distribution of light fittings, safety approval and any other item connected with the Adaptation Works. The Lessee shall also furnish a detailed breakdown and description (including the manufacturer's name) of the equipment and connections which the Lessee wishes to introduce into the Leased Premises, and particulars of suppliers, the Main Contractor and the sub-contractors who will be engaged in carrying out the works at the Leased Premises, as well as details of the Lessee's Inspector of Works.

All the general instructions on behalf of the Lessor, detailed in Appendix C/2 shall be encompassed in the Plans that are to be submitted for the Lessor's approval.

The Plans shall be delivered to the Lessee in duplicate, with one copy remaining in the possession of the Lessor. In so far as amendments may be required to the Plans, the Lessee shall deliver to the Lessor, copy of the final Plans that are to be approved by the Lessor for action.

5.2	Approval of the Plans by the Lessor

5.2.1
It is agreed that the Plans specified above in Section 5.1 shall be forwarded by the Lessee to the Lessor provided that the Lessor may approve them and/or make its comments (under the conditions of this Agreement) solely in relation to details in the Plans that pertain to connection of the main systems of the building and of the display walls of the building.

Without derogating from the foregoing, it is agreed that the Lessor's response will be forwarded to the Lessee within 21 days from the date of delivery of the Plans to the Lessor, and the Lessee will be bound to proceed in accordance with the reasonable and usually accepted instructions of the Lessor. The Lessor may approve the Plans that have been submitted, request further details about them, make amendments to them or refuse to approve them, provided that such refusal to approve the Plans shall be on reasonable grounds only.

5.2.2
If the Plans have not been approved as aforesaid, or if amendments, modifications or further details have been requested by the Lessor in relation to them, the Lessee shall submit new plans and/or supplementary Plans to the Lessor in accordance with its instructions and shall do so within 21 days from the date of receipt of the Lessor's comments. The said plans, after their approval by the Lessor, when they are approved, and subject to changes that are made as may be required by it, all as aforementioned, shall constitute an integral part of the Lease Agreement, even if not actually attached to the Agreement.

5.2.3
It is clarified that approval by the Lessor and/or its representative, including the Architect and/or or the Lessor's other advisors, shall not be construed as imposing any liability on the Lessor in relation to the Plans, and the Lessee alone shall bear responsibility for any flaw, contradiction or error in the Plans, as well as for any damage that may be caused as a consequence thereof to the Lessee and/or to the Lessor. It should be clarified that the foregoing shall also apply where the Lessee hires the services of the Lessor's advisors for preparation of the Plans.

5.2.4
For the removal of doubt it should be clarified that a delay in responding and/or approval and/or the Lessor's comments on the Plans, as aforesaid, shall have the effect of deferring the dates for amendment of the Plans by the Lessee, of completion of the Adaptation Works, of the date of commencement of the Lease Term and in any event the dates of the payments under this Agreement, subject to a warning notice that shall be given by the Lessee to the Lessor 5 business days prior to expiration of the time for approval of the Plans by the Lessor.

5.3
The Lessee declares and confirms that it is aware that delay in furnishing the Plans to the Lessor on the aforementioned date and any delay in carrying out the Adaptation Works shall not absolve the Lessee from its obligations under this Agreement, including receipt of possession on the date prescribed in the Lease Agreement, and neither shall the Lessee be absolved from making the payments for which it is liable under the Lease Agreement, as if the Leased Premises had been delivered to the Lessee on time, irrespective of the delays that have arisen as a result of the lateness in furnishing the Plans or in carrying out the Adaptation Works. For the removal of doubt it should be clarified that any delay in dealing with and/or granting approval or the Lessor's comments on the Lessee's Plans shall have the effect of deferring the dates for amendment of the Plans by the Lessee as well as the delivery date of possession of the Leased Premises and the dates of payments under this Agreement as the case may be, subject to a warning notice to be given by the Lessee to the Lessor 5 business days prior to the date for approval of the Plans by the Lessor.

5.4
The Lessee's advisors and/or contractors and/or tradesmen for the purposes of interior design, planning of the electrical systems, the plumbing, air conditioning, sanitation, sewage, fire prevention and any other main system in the Leased Premises, shall coordinate their plans in advance with the Architect and/or Manager and/or planners of such systems in the Office Buildings on behalf of the Lessor, in a manner that shall not cause any harm to such systems in the Office Buildings. In any case in which any representative of the Lessor is of the view, to the best of its professional judgment, that the system that the Lessor wishes to install or a plan that the Lessee wishes to implement is likely to cause some harm to the systems in the Office Buildings, the Lessee shall not install such systems and/or implement any changes in the Plans that may be requested by the Lessor's advisors, and all without the Lessee having any argument and/or claim and/or demand against the Lessor and/or any of its representatives. The Lessor and/or its representatives shall not refuse other than on reasonable grounds.

Without derogating from the generality of the foregoing, the Lessee undertakes that the safety plans will be prepared by S. Netanel it being the Safety Advisor of the Project, and further, that preparation of plans for fire detection, purchase of equipment and carrying out works pertaining to fire detection shall be done by Efcon Co. which is the company that is providing the fire detection systems for the Project. The Lessee undertakes to contract at its expense and responsibility, with the said advisors in relation to the said matters and provided that their professional fees shall be of an amount that is customary in respect of the Project.

5.5
All such expenses as are entailed in the planning and execution of the Adaptation Works, and the responsibility for the issue of the necessary statutory permits (in so far as any are necessary) for their execution, shall lie solely with the Lessee. The Lessee alone shall bear responsibility for the equipment and the materials that are to be provided by him or by any of its representatives for execution of the works while they are situated in the Office Buildings.

5.6	The Lessee undertakes to carry out the works in accordance with the Plans approved by the Lessor (in so far as approval thereof is necessary under this Agreement).

5.7
Throughout the execution of the Adaptation Works the Lessee undertakes to keep the Leased Premises and its surrounding area clean. The Lessee will be responsible for regularly cleaning the site of the works and upon the conclusion of all the works and for the removal of garbage, waste, and other superfluous materials, to a garbage container that will be stationed on site as approved by the Lessor. The Lessee undertakes to remove all garbage and waste from the site only to an authorized waste disposal site.

5.8
For the purposes of the Lessee's works, the Lessee undertakes only to use qualified and skilled professionals, standard materials and equipment as detailed in the specifications and in the Plans approved as aforesaid by the Lessor. The Lessee alone shall bear responsibility for the equipment and materials that it or any of its representatives provides with a view to him carrying out the works and the installations that are its responsibility, while they are situated on the Project site.

5.9
It is hereby clarified that use of the equipment and/or accessories and/or the installation of connections and/or the carrying out of any of the foregoing by a supplier and/or subcontractor other than those specified in the approved Plans, shall constitute a fundamental breach of the Lease Agreement and the Lessor shall be entitled to prevent execution of and/or a continuation of execution of the Adaptation Works in so far as these deviate from the approved Plans, except where it is done through an appropriate and equivalent alternative. The exercise of this right by the Lessor shall not derogate from any other right of the Lessor under the Lease Agreement and/or any statute in respect of such a fundamental breach.

5.10
Neither the Lessee and/or any of its representatives shall be entitled to store or place any equipment or materials outside the Leased Premises. Notwithstanding the foregoing, the Lessor permits the Lessee to install systems and equipment on the roof of the building at the Lessee's request.

The Lessor hereby grants permanent authority to those performing functions on behalf of the Lessee for access to the roof of the Building for the purpose of installing and/or examining and/or effecting repairs to and/or maintenance of the Lessee's said systems and/or equipment.

5.11	The Lessee undertakes that such works as involve exceptional noise and/or smoke will be done outside of normal working hours, as decided by the Lessor.

5.12
The Architect and every duly authorized representative of the Lessor shall have the right to carry out an inspection of the Leased Property, either during execution of the Adaptation Works or thereafter, by prior arrangement and to require the Lessee to make changes in the works being done and/or that will be done in the future, all subject to the approved Plans, in order to render them compatible with the Plans approved by the Lessor but no more than this.

The Lessee undertakes to repair anything requiring repair and/or modification at the request of the Architect in order to render them compatible with the Plans approved by the Lessor and to complete execution of the works, including any repair and/or modification as aforesaid within a reasonable time before the delivery date of possession of the Leased Property.

5.13
The Lessee warrants that the works that it and/or its representatives are to carry out, will be carried out in a manner that will not exceptionally harm and/or disrupt construction processes or works, if any, vis a vis the Lessor and/or other tenants. Subject to the aforementioned provisions in Section 24 of the Agreement the Lessee shall be liable for any damage of any kind that may be caused to the Leased Premises and/or to the Office Buildings and/or to other Leased Premises and/or to any person because of the said works, if any such damage is caused.

6.	Timetable

6.1
The Lessee undertakes to finish the Adaptation Works within the license period and no later than the date of delivery of possession of the Leased Premises. It should be clarified that failure by the Lessee to meet such obligation shall not constitute a breach of this Agreement, and shall not entitle the Lessor any relief and/or compensation. Nothing in the foregoing shall derogate from the Lessee's obligation to make any payment under the Agreement.

6.2
Without derogating from what is provided in Section 5.3 above, it is hereby clarified that failure by the Lessee to meet the timetables for completion of the Adaptation Works, save under circumstances of force majeure as detailed in Section 11.2 of Lease Agreement, and except in a case in which the delay was caused due to an act or omission on the part of the Lessor, the date of delivery of possession of the Leased Premises shall not be deferred, and including payment of the rent and the other payments under the Lease Agreement.

6.3
The Lessee undertakes to make regular reports to the Lessor's representative and this through its Inspector, as to progress in execution of the Adaptation Works as also to furnish him from time to time at the request of the Lessor's representative and for its approval, with a timetable in relation to completion of the Adaptation Works. The Lessee warrants that the Adaptation Works will be carried out in accordance with the timetables and it undertakes to report to the Lessor's representative in good time about any anticipated substantial or unusual deviation from them.

7.	The Lessor's Contribution to the Costs of the Adaptation Works

7.1	The Lessor will contribute to the costs of executing the Adaptation Works, an amount prescribed in Appendix "A" (hereinafter: "the contribution").

The Lessor's said contribution shall be in respect of the payments to be made by the Lessee to the operating contractors and suppliers actually carrying out the Adaptation Works, to the planners who will be providing planning and design services pertaining to the Adaptation Works, to the Lessee's Inspector of the Adaptation Works, payments for waste disposal services, transportation of materials and equipment etc.

7.2	The amount of the contribution will be paid to the Lessee in accordance with the following provisions:

7.2.1
At the end of each month that commences during the license period, the Lessee will forward to the Lessor, documentary proof and/or invoices and/or receipts of the providers of services to the Lessee and/or of the suppliers in connection with the Adaptation Works. At the Lessor's request, the Lessee shall forward additional documents such as: a copy of the agreements with the contractors, the suppliers and service providers, bills of quantities and certification of execution of the works duly signed by the Lessee's Inspector.

7.2.2
The documents shall be forwarded for the examination of the relevant parties of the Lessor and shall be approved within 5 business days. Upon receipt of their certification that the Adaptation Works were duly executed in terms of the amounts specified by the Lessee, the Lessor shall remit the amount of the contribution to the Lessee, in respect of the works actually completed in that month, by means of a bankers transfer or draft on terms of current + 45 days from the date of submission of the said documentary proof, and this in return for receipt of a lawful tax invoice and a certificate of exemption from deduction of tax at source. Where a tax deduction certificate has not been furnished, the amount will be remitted after any required statutory deduction has been made.

8.	The Lessee's Contractors and Safety at Work

8.1
The Lessee, at its responsibility and expense, shall take the necessary usually acceptable precautionary measures for the safeguarding of property and human life in the Leased Premises and in its immediate surroundings when the Adaptation Works are being carried out. The Lessee is aware that the Main Contractor bears responsibility for the appointment of a works manager and a safety supervisor duly empowered by the relevant authorities, and it undertakes that it and all those acting on its behalf will comply with the instructions of the safety supervisor and of the works manager appointed by the Main Contractor. Notwithstanding the foregoing it is clarified that the exclusive liability for complying with all the safety rules and regulations when the works are being carried out shall lie solely with the Lessee, and nothing by virtue of the appointment of a safety supervisor or works manager by the Main Contractor shall derogate from the Lessee's exclusive liability for safety of the Lessee and/or those acting on its behalf and including the appointment of a works manager (in so far as this is a statutory requirement), placement of warning notice-boards and the installation of safety devices to the extent that this is necessary. The contractor also, shall comply with the regulations of any authorized body and take all such precautionary measures as are usually accepted and necessary in executing the Adaptation Works.

8.2
The Lessee shall be responsible for ensuring that all its professional personnel are duly qualified and registered in the appropriate category of works in the Contractors Register (in so far as such registration is required by law), and that they also possess experience in executing such works.

The Lessor reserves the right to demand an advance check on the identity of the Lessee's contractors before commencement of the works, or alternatively, to examine their suitability throughout the period of execution of the Adaptation Works. The Lessor shall not object to the appointment of a contractor other than on reasonable grounds. Upon the demand of the Lessor, the Lessee will replace the operating contractors, in so far as the Lessor is of the opinion that their actions could cause substantial harm to the Lessor, to the Office Buildings or to the other tenants. It is clarified that nothing by virtue of the approval of any of the contractors by the Lessor shall impose any liability on it or derogate from the absolute liability of the Lessee for the Adaptation Works and the quality thereof.

8.3
In order to carry out the Adaptation Works the Lessee must nominate one of the Lessee's contractors to act as the Main Contractor and as ''the Operating Building Contractor" and who shall assume personal responsibility for the obligations imposed under the Labor Inspection (Organization) Law, 5714-1954 (hereinafter: "Inspection Organization Law"), the Work Safety Ordinance (New Version), 5730-1970 and the regulations made pursuant to them, and it shall assume personal liability for abiding by the provisions of the said regulations (hereinafter: "the Operating Building Contractor").

The Operating Building Contractor must adhere strictly to the provisions of any law that applies to the execution of its works and the works of the Lessee's other contractors, and the Operating Building Contractor shall assume complete liability vis a vis the Lessor and the Lessee and all those acting on their behalf for their release and/or indemnification in connection with any claim that is submitted in the future against them owing to a breach of such a provision committed by the Lessee's contractors or their employees.

Without derogating from the foregoing, the Operating Building Contractor shall appoint a duly qualified person on its behalf to the position of safety supervisor as such is defined in the Inspection Organization Law who shall bear responsibility for safety of the works of all the Lessee's contractors. The works manager shall be in possession of a certificate of competence to serve in such position under the provisions of the said Law.

It is hereby clarified that if the Lessee does not appoint one of the Lessee's contractors as the Operating Building Contractor then the Lessee personally shall be deemed to be the "Operating Building Contractor".

9.	Water and Electricity

Water and electricity will be supplied to the contractor by the Main Contractor as detailed in Appendix C/1 to this Appendix.

10.	Work During Daylight Hours on Weekdays

Without derogating from the provisions of Section 5.11 with regard to works causing excessive noise and smoke, no Adaptation Works shall be done at night, on Saturdays, and on other non-working days, without a written permit from the Lessor and/or the Main Contractor, unless such work in unavoidable or absolutely essential. In such a case, the Lessee shall so notify the Lessor in order to obtain its advance approval. The Lessee shall also ensure that appropriate approvals are obtained from the Local Authority, the Ministry of Labor and/or other relevant authorities in so far as this is necessary.

11.	The Building's Systems

11.1
No dismantling shall take place of or connections made to the existing systems in the Office Buildings without the explicit approval of the Lessor, and neither shall access to the systems be concealed or prevented, including to the water systems, inspection boxes for sewage, drainage, electricity and air conditioning.

11.2
The Lessee must design and make access openings for the existing systems within the confines of the Leased Premises, that are for the use of the Lessor or other tenants, in accordance with instructions of the Lessor's advisors.

11.3
The fire detection and fire-extinguishing systems shall not be disconnected during the period of execution of the Adaptation Works and shall remain active and connected to the coordination center and to the sprinklers and fire-extinguishing systems. Should it become necessary to temporarily disconnected and/or dismantle these systems, in that event such actions shall be taken subject to approval of the Project's safety advisor.

11.4	The work on the sprinklers shall be done in coordination with the Management Company and in accordance with the safety advisor's instructions.

12.	Cleaning-up Upon Conclusion of the Works

It is hereby emphasized that the Lessee bears sole responsibility to the Lessor for the final cleaning of the work site as well as any site placed at its disposal or at the disposal of its contractors, and the Lessee shall bear any cost in connection with the cleaning work and removal of garbage from the Leased Premises.

13.	Instructions for Carrying out Works at High Temperature

13.1
The instructions detailed hereunder for works at "high temperature" are the minimum requirements only, they are inserted for the purposes of emphasis, and the Lessee must abide by and add to them in so far as may be necessary and/or it shall deem appropriate in accordance with the instructions of the Lessor and its advisors, for the purpose of fire prevention.

13.2	The term "works at high temperature" means - any works involving welding or cutting by means of heat or the use of bare flames.

13.3
Every contractor working for the Lessee and who is working at high temperature shall appoint a supervisor on its behalf (hereinafter: "the Supervisor") whose job will be to verify that no works will be carried out at high temperature other than in accordance with this Section.

13.4
Before staring the works at high temperature, the Supervisor shall inspect the area in which it is intended to carry out the work and shall check that inflammable materials will be kept at a distance of a radius of at least 10 meters. Inflammable objects which cannot be moved shall be covered with non-inflammable material.

13.5
The Supervisor shall nominate a person who shall act as a fire-watcher (hereinafter: "fire-watcher") and shall be equipped with suitable fire-extinguishing devices commensurate with the type of inflammable materials that are situated in the vicinity. The sole function of the fire-watcher will be to observe execution of the works at high temperature and to take immediate action to put out fires.

13.6
The fire-watcher shall be present at the site of the works at high temperature from their commencement and for 30 minutes after their conclusion in order to check that no sources of the outbreak of fires have been left on the site.

13.7	It is hereby emphasized that even if the Lessee acts in accordance with the aforementioned instructions this shall not in any way exempt the Lessee from liability.

14.	AS MADE Plans

A condition for payment of the balance to the Lessee of the amount of the contribution with respect to the last month of the license period, is the delivery of AS MADE Plans of the Adaptation Works, in accordance with all the instructions detailed hereunder:

14.1
The Lessee must prepare, at its expense, Plans showing all the works actually carried out including the concealed works such as electricity lines, drainage internal and external plumbing, electricity, air conditioning as completed, and including all the changes made to the original Plans.

14.2	The Lessee shall, at its expense, deliver to the Lessor 3 sets and a CD of the AS MADE Plans. The Plans shall clearly and accurately indicate the work that has been completed.

15.	Rent and Management Fees During the License Period

15.1	Without derogating from the provisions in Section 6.2, the Lessee shall be exempt from payment of the rent, and only from that payment, until the delivery date of possession of the Leased Premises.

15.2	During the license period, the Lessee shall be liable for the payment of Management Fees as detailed in Appendix "A" to this Agreement.

16.	Liability

16.1
Subject to what the law provides, the Lessee shall be liable to the Lessor for all damage, that may occur in the course of execution of the Adaptation Works or as a result of the works, to the person or property of the Lessor or of any third party, and subject to the Lessor's statutory liability, it releases the Lessor from any liability for any legal obligation in connection with any accident, destruction or damage that may be caused as aforesaid.

16.2
The Lessee warrants that it or those acting on its behalf (including contractors and sub-contractors engaged in execution of the Adaptation Works) shall take all such safety and precautionary measures as are necessary and generally accepted to prevent loss, damage, or injury to the person and/or to property of any person and/or entity in connection with execution of the Adaptation Works as aforesaid. Without derogating from the foregoing, the Lessee warrants that it or those acting on its behalf will take all such safety and precautionary measures as are necessary and generally accepted in order to prevent damage to the Office Buildings, to the vicinity of the Leased Premises and to other Leased Premises. The Lessee and those acting on its behalf undertake to comply with the provisions of any law that governs the execution of the Lessee's works.

16.3
The Lessee warrants that if reports or fines are made and imposed in the Lessor's name by the Local Authority or any other relevant authority owing to actions of the Lessee or the Lessee's contractors - the fine shall be forwarded for payment by the Lessee, or alternatively, at the Lessor's discretion, the fine shall be paid by the Lessor, and the Lessee shall refund the amount of the fine to the Lessor subject to the giving of 30 days previous and written warning notice prior to the fine being paid by the Lessor.

16.4
In the event of a building permit, or any other license or permit under any statute or custom being necessary for execution of any works as part of the Adaptation Works, the Lessee shall be obligated to obtain them before commencing the works. The Lessor shall collaborate and sign any documents that may be required for the issue of approvals as aforesaid.

16.5
In any case in which the Lessor is charged with liability due to any act and/or omission and/or damage as provided above in this Section, the Lessee undertakes to indemnify it for the full amount upon the Lessor's first demand subject to no stay of execution having been granted on any judgment and subject to the Lessor notifying the Lessee immediately upon receiving any demand and/or claim and affording the Lessee a reasonable opportunity of defending himself. The Lessor may not enter into a compromise settlement in such a proceeding without first obtaining the Lessee's written consent.

17.	Insurance

The Lessee shall comply with all such insurance provisions as are specified in detail in Section 25 of the Lease Agreement and as are relevant to execution of the Adaptation Works.

APPENDIX "C/1"- PLANNING INSTRUCTIONS TO TENANTS
Architecture

In the planning and design of the Leased Premises the Lessee shall adhere strictly to the instructions set out in detail hereunder:

1.
Connection between internal and screen walls - all the internal walls of the Leased Premises that touch upon the walls of the external surface of the building shall only be connected to the walls of the external surface where the construction of the screen walls is located (in the spaces between the window panes).

2.
No blocking of screen walls by internal walls - internal walls shall not be built in parallel to or close to the screen walls in a manner that could block the view from the outside to the inside. Window walls of the external surface shall remain exposed and shall not be blocked by internal walls.

3.
Lighting - the Lessee shall not install colored light fittings in those parts of the Leased Premises that border the walls of the external surface of the building. The Lessee shall not install light fittings that shine in the direction of the external section of the building in a manner that illuminates the parts situated outside the structure.

4.
Internal signboards - without derogating from what is provided in Section 14 of the Agreement, the Lessee shall not install any signboards and/or advertising hoardings and/or posters that will block the walls of the external surface of the building and/or in a manner in which it will be possible to see them viewing from the outside. The Lessee shall not install any commercial signboards on the front of the building (either from the inside or outside).

5.
Blinds and Shades - the Lessee shall obtain the previous and written approval of the Lessor's Architect for the installation of any blinds and/or sunshades along the walls of the external surface of the building. The Lessor's Architect may refuse to approve blinds and/or shades that are chosen by the Lessee and may stipulate which blinds and/or shades that the Lessee will be permitted to install.

6.
Design elements - the Lessor and/or those acting on its behalf may instruct the Lessee to forthwith remove any design element which can be seen from outside the Leased Premises and the Lessee undertakes to act in accordance with the Lessor's instructions immediately upon receipt thereof.

7.
Access openings to the building's systems - it shall be obligatory to design and make access openings for the existing and planned systems within the confines of the Leased Premises and for the use of the Lessor or other tenants in accordance with the instructions of the Lessor's advisors.

8.	Partial floor level design - the location of areas of the Leased Premises constituting less than one complete floor level shall be approved by the Lessor in advance at its sole discretion.

Damage to the infrastructures of the building including the placement of concrete and drills into the screen walls of the external surface is absolutely prohibited.

The Plans must be forwarded to the Lessee in PDF and AUTOCAD format including the balancing of storage areas on each floor level.

Signboards

1.	A signboard on the exterior of the building shall be illuminated but not radiant, the background and the lettering illuminated, or an opaque background and illuminated lettering.

2.	A safety shirt circuit disconnect shall be installed in every signboard of a standard model which shall be installed and located according to the Lessor's instructions.

3.	Single lettering must be inserted without any background and not boxed.

4.	Flickering, darting, revolving or dazzling lighting must not be used.

Nothing by virtue of the approvals of the Lessor and/or those acting on its behalf, including the Architect and/or other advisors, shall be construed as imposing any liability on the Lessor in connection with the specifications and Plans including their compatibility and/or compliance with any standard, permit, license or and/or requirements of the law and/or of relevant authorities and/or any defect in them.

Azrieli Center Holon

Appendix D

MANAGEMENT AGREEMENT

Made and Entered into in Tel Aviv on the __________ Day of March 2015

Between

Azrieli Center Holon (Enterprises and Management) Ltd. Whose address for the purpose of this agreement is: 1 Azrieli Center Holon, Holon (hereinafter - the "Management Company")

The First Party;

And

Compugen Ltd. Private Registered Company No. 51-177963-9 72 Pinchas Rosen Street, Tel Aviv, (hereinafter: the “Lessee”)

The Second Party;

Whereas
The Lessee has entered into an unprotected agreement of lease (hereinafter - the “Lease Agreement”) with Kanit Hashalom Investments Ltd. (hereinafter - the “Lessor”) conferring on the Lessee the right to hold the Leased Premises in the Project known as the Azrieli Center Holon, as defined in the Lease Agreement (hereinafter: the “Leased Premises”);

And Whereas
The Lessee and the Lessor have agreed that the management of the Office Buildings in the Project, in which the Leased Premises is located, will be delegated to the Company which has been set up by the Lessor, jointly or severally with the Holon Municipality for the providing of the services needed for the proper maintenance and appropriate management of the Office Buildings;

And Whereas	The Lessor has entrusted the said management of the Office Buildings with the Management Company in consideration for the payment of Management Fees, as detailed in this Agreement below;

And Whereas
As part of the undertakings it has assumed in the Lease Agreement, the Lessee has undertaken to enter into the Management Agreement with the Management Company, and to act in accordance with the terms and conditions of the Management Agreement and to pay the Management Fees subject to this Agreement.

Therefore It Is Declared, Stipulated and Agreed Between the Parties as Follows:

1.	Preamble

1.1	The preamble to this Agreement constitutes an integral part hereof.

1.2
This Agreement constitutes an Appendix to the Lease Agreement, and its provisions will be read accumulatively with the provisions of the Lease Agreement. This Agreement will be interpreted, where possible, as according with and corresponding to the Lease Agreement.

1.3	The terms in this Agreement will be interpreted in accordance with the definitions thereof in the Lease Agreement, unless stated otherwise in this Agreement.

1.4
For the avoidance of doubt it will be clarified that notwithstanding that stated in this section above, and despite this Management Agreement constituting an Appendix to the Lease Agreement, the Lease Agreement and this Management Agreement will be viewed as two separate contracts from each other, and therefore the following provisions shall apply:

1.4.1
The Lessee will not be entitled to set-off, from amounts owing by it to the Management Company, any amounts owing to it from the Lessor, and will not be entitled to set-off from amounts owing by it to the Lessor, any amounts owing to it from the Management Company.

1.4.2
No claim available to the Lessee against the Lessor will serve as a cause of action by the Lessee against the Management Company, and no claim available to the lessee towards the Management Company will serve as a cause of action on the part of the Lessee towards the Lessor. However, the above said shall not derogate from or prejudice the rights of the Lessor and/or the rights of the Management Company and the Lessee hereby declares that it is aware that the breach of this agreement will be deemed to be a fundamental breach of the Lease Agreement.

1.4.3	The Management Company does not stand guarantee for the Lessor's obligations and undertakings, and the Lessor does not stand guarantee for the obligations and undertakings of the Management Company.

1.5	Wherever a right has been granted in the Lease Agreement to the Management Company, that right will also be available to the Management Company under this Agreement.

2.	Definitions

"Management Company"
The Management Company and/or any other person, management or legal entity other than the Management Company, as the Lessor instructs in writing, from time to time, including the Lessor, at the Lessor's discretion;

"The Office Buildings"	The Office Buildings which have been constructed (or will be constructed) in the Project, or any part thereof, and managed by the Management Company;
"The Installations"	Air conditioning installations, elevators, escalators, electricity boards, plumbing, lighting, water, sewerage, drainage, including other installations in the Office Buildings;
"Public Areas"
All areas within the confines of the Office Buildings, including any structures, additions and alterations added to it, from time to time, as well as roofs, outside walls, passageways, entrances and exits, service areas and rooms, internal roads, service corridors, technical areas such as electricity rooms, pumps, air conditioning loading and offloading areas, elevators, escalators, steps, any other area within the confines of the Office Buildings and the Project designated for use by the public using the Office Buildings, including all areas outside of the Office Buildings and the Project bordering on the Office Buildings and Project and designated for use by holders of possession of the areas in the Office Buildings and their customers, including entrances, sidewalks, gardens and signs, everything save for the areas in the Building and the Project held by holders of possession and all as determined and defined at the exclusive discretion of the Lessor;

“Management” or “Management of the Office Buildings” -	The operating, repair and maintenance of installations and the cleaning, maintenance and guarding of the Public Areas as detailed in this Agreement;
"Management Fees"	All amounts which the Lessee must pay to the Management Company pursuant to the provisions of this Agreement.

3.	The Term of the Agreement

3.1
The term of the Management Agreement is from the Commencement Date of the Lease Term and shall remain valid so long as the Lessee has rights in the Leased Premises under the Lease Agreement and so long as it has not ended.

3.2	Further to the above said, the Lessee's undertakings under the Agreement shall apply so long as the Lessee holds the Leased Premises or any part thereof even if he is not entitled to do so.

4.	The Duties of the Management Company

4.1
The Management Company shall provide, by itself and/or through subcontractors, management and maintenance services for the Office Buildings, including cleaning, lighting, gardening, maintenance, inspection and repairs of the electricity system, lighting, air conditioning, elevators, escalators and the other systems and installations in the Public Areas, the installation, use and maintenance of the various installations for the use and welfare of all tenants and/or visitors to the Office Buildings, signs in the area of the Office Buildings, payment of municipal and government taxes applicable to the Public Areas (insofar as these taxes are not attributed directly to the Lessees), the maintenance of public roads and thoroughfares, all of the quality and at the frequency and scope of services of the highest level acceptable in similar projects.

The Management Company may, at its exclusive discretion, decide that the Office Buildings or part thereof will be conducted separately from some of the Office Buildings in which the Leased Premises are located and/or it may decide that other Office Buildings in the Project, or part thereof, will be managed together with the Office Buildings or part thereof, through the Management Company. In such an event, each part for which the management has been separated, as stated, will not be included in the definition of the Office Buildings in Section 2 above, and each part for which the management is added as stated will be included in the definition of the Office Buildings.

4.2
Without derogating from the generality of the above said in Section 4.1 above, the Management Company shall be authorized, within the framework of the management of the Office Buildings, to provide services and attend to various matters at its exclusive discretion, as detailed below:

4.2.1
From time to time, and for the purpose of the proper operating of the Office Buildings, to determine, within the framework of regulations, procedures and/or provisions, in everything related to the management of the Office Buildings, the scope of the providing of the various services for the Office Buildings, the maintenance and use thereof, with respect of all the units and/or part thereof and/or the public assets and/or areas, and all at its discretion, including in any matter related to the entry and exit arrangements, directions, access, passageway for pedestrians, operating hours of the lighting and the strength of the lighting, arrangements for the use of the parking, operating of the air conditioning systems, the operating of the audio and music systems, signs, placement of notices, etc. The instructions of the Management Company will not harm the convenient use of the Leased Premises by the Lessee and will not harm the Lessee’s operating of the Leased Premises in accordance with the Lease Aims.

The Management Company will notify the Lessee in writing and will publish, from time to time, its stated decisions and rulings within the framework of the Regulations, and from the date at which it has filed notice of such, its reasonable and acceptable instructions and directives will be binding on the Lessee for all intents and purposes. The quality, frequency and scope of the services will be at a high and acceptable level in similar projects and the cost thereof will not be greater than is acceptable in similar projects.

4.2.2
To employ a mechanism of technical, professional, administrative and other workers for the execution of its undertakings under this Agreement and/or to enter into agreements to obtain such services, fully or partially, through contractors, subcontractors or by any other means determined by the Management Company, including the employment of full-time or part-time workers, under a special contract or under terms and conditions to be deemed appropriate and also to employ, as stated, consultants, advertising agents, accountants, lawyers and other professionals for whom the Management Company has deemed it appropriate to employ, including affiliated companies and/or employees of affiliated companies and/or employees of the Lessor, required for the purpose of the fulfilling of its duties under this Agreement.

4.2.3	The cleaning, garbage, waste and refuse removal, etc., in the Public Areas, such as entrances, stairwells, elevators, toilets on each floor and the service corridors.

4.2.4
The providing of inspection and maintenance services, water and electricity for the installations including for the lighting, elevators, escalators, air conditioners, inspection and repairs of the aforesaid systems and of the Public Areas.

4.2.5	General repairs were required and repairs of damages caused, for any reason, including damages caused by weather and regular wear and tear.

4.2.6
Guard & Security Services Notwithstanding the above said, it is hereby expressly agreed that the Management Company will not be deemed to be a guard of the commercial areas and/or the Leased Premises and/or their contents and/or any part thereof, and the provisions of the Guards Law, 5727-1967 will not apply between the lessee and the Management Company and/or anyone on its behalf.

4.2.7	The operating of an emergency generator and emergency lighting.

4.2.8	The installing of fire-extinguishing equipment and its maintenance.

4.2.9	The installation, maintenance and operation of the public address equipment in the Office Buildings.

4.2.10	The installation of signs and directions in the Office Buildings.

4.2.11	Gardening of the parts designated for such in the Public Areas.

4.2.12
The payment of taxes, payments and levies imposed on the public and common areas, including, but without derogating from the generality of the above said, general municipal rates and taxes, business taxes and sign taxes where such are attributed directly to the lessees by the municipality or otherwise.

4.2.13
The Management Company will take care of and maintain the infrastructures for the air conditioning system, the plumbing piping (not including blockages caused in the piping within the areas of the Leased Premises, as distinguished from blockages caused to the plumbing piping located in the Public Ares which will be taken care of), and the fire extinguishers located in the Public Areas only (hereinafter: the “Systems”). For the avoidance of doubt it is clarified that all the expenses of the Management Company in connection with the regular handling and maintenance of the Systems will be included in the expenses Management Fees. For the avoidance of doubt, the Management Company will take care of and will maintain all the systems located in the Public Areas.

4.2.14
The air conditioning system, will operate from Sun. - Thu. from 07:30 - 19:30 and on Fridays and festival eves from 07:30 - 13:30. In the case of the use of the air conditioning systems beyond the above indicated hours, the tenant will be charged for an additional exceptional cost for the said additional consumption, which shall be determined by the Management Company.

4.2.15
It is agreed that the repairs under the definition of the Management Company's duties also include, but not exclusively, renewal and/or improvement and/or replacement and/or addition of equipment and appliances, including the repair thereof, where required in the opinion of the Management Company for the maintaining of a proper maintenance situation of the Project, and the Management Company shall be entitled, if it so chooses, to finance, fully or partially, with the assistance of the renewal fund and/or the replacement of the equipment for which the monies will be collected regularly from the various tenants within the framework of the management and maintenance expenses (hereinafter: the “Renewal Fund”). These monies will be invested by the Management Company in solid investments in one of the banks at the exclusive discretion of the Lessor.

The Lessee declares that he is aware that the ownership of the renewal fund is of the Lessor only and he shall have no claim in connection with monies deposited in the fund and with the use made of the monies of the renewal fund, so long as such use conforms with the provisions of this Agreement and is effectively executed for the aim of the renewal and/or improvement and/or replacement of the equipment and appliances and/or adding to such, including repairs as stated above.

The Lessee declares that he is aware that all monies to be paid by the Lessee to the renewal fund will not be refunded to it at any stage.

4.2.16
To initiate actions in the field of advertising for the Project and the businesses in the Project, in all forms of advertising which the Management Company deems appropriate, including signs, pamphlets, advertising through various means of communication, the conducting of events and activities of various sorts in the commercial areas and outside of them, including shows, fairs, ceremonies, sales promotion campaigns of any kind and sort, etc., and all at the exclusive discretion of the Management Company. The advertising budget will be determined by the Management Company and will be deemed to be part of the maintenance costs.

4.3
The Services, fully or partially, at the discretion of the Management Company, will be provided by the Management Company at the quality, frequency and scope of Services at a high level as is acceptable in similar projects.

4.4
The Management Company may, at its discretion, provide the Lessee, or certain tenants, with special partial and/or additional services to those stipulated in this Section 4, and in such a case, that tenant or those tenants must make a separate payment for those services, if any.

4.5
For the purpose of the fulfillment of the undertakings of the Management Company, the Management Company may maintain an office in the Project, which will administer its activities under this Agreement, to which the Lessee may turn during acceptable working hours in any matter related to the activities of the Management Company pursuant to the provisions of this Agreement, which shall not be less than the following hours: 9:30 - 17:00.

4.6
It is agreed that the Management Company may, at its exclusive discretion, choose that part or all of the Services under this Agreement be provided by the Management Company itself and/or any legal entity on its behalf and/or by third parties, including contractors, subcontractors, maintenance companies, etc., and all without derogating from the liability of the Management towards the Lessee for the providing of the said Services and without prejudicing its rights under the Agreement.

4.7
For the avoidance of doubt it is declared and agreed that the Management Company shall be entitled, from time to time, at its discretion, to determine the scope of the activities carried out by it, their nature and type, and what part of the activities mentioned in this Agreement will be performed by them, if at all, and for what part period, provided that nothing in the above said prejudices the scope, type, nature and level of Services which is provided prior to the making of the update or change and the scope of activities is as is acceptable in similar projects.

4.8	The Management Company will procure the insurance policies detailed in Section 25.12 of the Lease Agreement.

It is hereby expressly agreed that the procuring of the insurance policies appearing above shall not add to the liability of the Management Company beyond that stipulated in this Agreement and/or in the Lease Agreement and/or shall not derogate from the duties of the Lessee under the said Agreements, unless such is stipulated expressly otherwise in the Lease Agreement.

5.	Undertakings of the Lessee

5.1
The Lessee declares that he is aware that the Management Company has the exclusive authority to manage the Office Buildings and to provide the Services therein as stated in this Agreement and in the Lease Agreement, and the Lessee undertakes not to execute, by himself or through others, other than through the Management Company, any action which falls under the said jurisdiction of the Management Company.

5.2
The Lessee and anyone acting on its behalf will cooperate with the Management Company, and will assist it, insofar as required for the regular, proper and appropriate management of the Office Buildings, without such obligating them for further expenses and not adding to their undertakings under this Agreement.

5.3	Without derogating from the generality of the above said, the Lessee undertakes as follows:

5.3.1
To comply with all the reasonable and acceptable instructions of the Management Company, as given from time to time, in connection with the Public Areas, the installations and equipment in the Office Buildings, including with respect of offloading procedures, conveyance of goods, removal of waste and use of the various assistance installations, regarding the manner of the use of the Leased Premises, its proper maintenance and/or operation, entrance and exit procedures from the Leased Premises, the transportation of goods to the Leased Premises and the vacating of garbage and objects from it, safety arrangements, signs and lighting, cleaning, noise, disturbances created due to use thereof, behavior of the Lessee's employees, customers and anyone on its behalf and in any other matter which in the view of the Management Company is needed to maintain the standard of the Project. The Management Company will not set out instructions which are unreasonable and/or which may harm the Lessee’s ability to use the Leased Premises for the Lease Aims as defined the Lease Agreement.

5.3.2
To act in accordance with all the provisions of the Lease Agreement and the instructions of the Management Company, as specified in this Agreement, and to participate in the expenses involved with this Agreement, provided that the instructions of the Management Company are not in conflict with the provisions of this Agreement, that they do not harm the reasonable use by the Lessee of the Leased Premises and that they do not impose on the Lessee any additional financial liability for the said instructions without the prior written consent of the Lessee for such.

5.3.3
That it, and those acting in its stead and on its behalf, will cooperate with the Management Company and will assist it in all those cases where such cooperation or assistance is required in order to enable the proper and efficient management and the execution of the Services and will comply with all requirements of the various authorities and the obligations arising from this Agreement, directly or indirectly, without such harming the reasonable use of the Leased Premises and without such making an obligation for additional expenses which are not part of this Agreement.

5.3.4
To permit the Management Company and those acting on its behalf to enter into the Leased Premises (after prior coordination except in cases of emergency) for the execution of the duties of the Management Company under this Agreement, whether such is required for the Lessee itself or for another tenant or for the purpose of carrying out the repairs required in other Leased Premises in the Office Buildings and, inter alia, to open walls, floors, ceilings and other parts, to replace and repair plumbing and piping and to carry out any work required, in the view of the Management Company, for the fulfillment of its duties and for the exercising of its powers under this Agreement, and the Lessee shall have no claim against the Management Company for disturbance to be caused to it due to the above said, provided that there is no possibility of executing the repairs other than from within the Leased Premises. In any event of the above said actions, the Management Company will do everything in its power so that the disturbance caused to the Lessee be as minimal as possible and that the situation in the Leased Premises will be returned, as soon as possible, to the status quo ante and that the period of time for the execution of the repairs will not be longer than is reasonably necessary for the type of repair.

The Management Company will take the reasonable measures required to protect the Leased Premises at the time of the execution of the repairs.

5.3.5	To notify the Management Company about any fault requiring action on the part of the Management Company.

5.3.6
To refrain by itself and/or through any other third party from any action or work which has been delivered, under this Agreement, exclusively to the Management Company, unless the Management Company has agreed to such in writing prior to the execution of the said action or work, except for urgent actions which cannot be anticipated in advance.

5.3.7
To coordinate, with the Management Company, and to receive its consent, prior to the execution of work in the Leased Premises, including work for interior design, the placement of instrumentation or installations requiring connection to any of the common systems in the Office Buildings, and this is in addition to and not instead of the Lessor's consent, if such consent is required, under the Lease Agreement.

5.3.8
To refrain from the placing of signs, including advertising signs and/or any other publications, any objects and chattels on a temporary or permanent basis, outside of the Leased Premises and/or in the Public Areas, including the placing of stalls, packaging, tables, etc., without receiving the prior written approval of the Management Company, and to remove any such thing immediately upon first demand of the Management Company. Nothing in the above said shall derogate from the Lessee’s right to hand a sign with the Lessee’s logo as detailed in Section 14.1 of the Lease Agreement, with the Lessor’s approval and in accordance with the Lessor’s specifications.

5.4
It is agreed that the Lessee shall not be entitled or refuse to receive any service and/or to terminate the management and execution of the Services and/or to be released from its undertakings to bear the costs for the management and execution of the services, pursuant to the terms and conditions of this Agreement.

6.	Management Fees

6.1
The Lessee undertakes to pay the Management Company Management Fees, which will be calculated according to its proportionate share of the area of the Leased Premises from the total area of the occupied areas in the Office Buildings, from the total expenses of the Management Company in the management of the Office Buildings and the Public Areas including investment in the renewal, improvement and repair of equipment and systems, as shall be required for the management of the Office Buildings and the providing of the Services, for financing expenses and any other direct expense involved in the management of the Office Buildings plus overheads at the rate of 15% of the said total expenses plus Value Added Tax as required by law (all hereinafter jointly referred to as: the “Management Expenses”). It is hereby agreed that in any event, during the course of the Lease Term, the Management Fees will not be greater than NIS 23 per m2, linked to the Index of May 2013.

In the matter of this Section 6 “occupied areas in the Office Buildings” shall mean areas where possession thereof has been delivered to tenants even if practically speaking they have not been occupied.

All amounts for which provisions must be made for the renewal fund will be included within the Management Expenses at a rate which will be determined by the Management Company. The amounts to be apportioned as stated will be forwarded to the Lessor, will be held by it and will be used for additions, renewal, renovation and replacement of equipment, installations and other property in the Project, where so required.

If the Renewal Fund is insufficient for the execution of the renewal, renovation or replacement of the said system, then the Management Company may collect, from all the tenants in the Office Buildings, a one-off amount to cover the expenses in accordance with an index which will be determined by the Management Company, in an egalitarian manner, from all the Lessees in the Project, up to an area of 10,000 m2, for which the aim of their activities is not for commercial purposes.

6.2
Notwithstanding the above said, if all the areas occupied in the Office Buildings are less than 75% (seventy five percent) of the areas designated for lease in the Office Buildings, the Lessor will bear that part of the fixed expenses of the Management Company for the management of the built Office Buildings, as shall be determined by the Management Company, for the part constituting the difference between the areas actually occupied in the Office Buildings and 75% of all the areas designated for lease in the Office Buildings.

6.3
The Management Company has the discretion to determine a different index of distribution of the loading of the Management Expenses according to certain types of tenants and according to the various areas leased out and all as required as a result of the overloading of the services for certain units in the Office Buildings as stated in accordance with the uses of those units and the nature of the use thereof in the Public Areas and in the Office Buildings. The Management Company undertakes that the payment of the Management Expenses will be done in accordance with the uniform criteria from all the Lessees up to 10,000 m2 (not including businesses which are defined as trade) and that the Management Company will collect the Management Expenses on an egalitarian basis.

6.4
“Anchors” for the purpose of this Agreement shall mean any leased premises where the area is greater than 10,000 m2 gross and/or anyone for whom the Lessor has decided, at its exclusive discretion that it will be deemed to be an anchor for the purposes of this Agreement. The Lessee declares that it is aware that there is a separate arrangement with the anchors regarding the payment of Management Fees.

6.5
The calculation of the estimating of the Lessee's share and the Management Fees applicable to the Lessee will be done once every three months or any other every period of time decided upon by the Management Company. The calculation will be done on the basis of expenses which have actually been made and on the basis of an estimate of anticipated expenses.

6.6	On the date of the signing of this Agreement, the Lessee will pay the Management Fees to the Management Company for the first quarter, as a down-payment as stated in Appendix A of the Main Agreement.

6.7
So long as it has not been determined otherwise by the Management Company, payments on account of Management Fees during the course of the Lease Term will be paid every quarter in advance, together with the Rent, by way of bank transfer. The payments on account of the Management Fees will be paid in accordance with the said in accordance with the written demand of the Management Company to be sent to the Lessee by the Management Company.

6.8
Within six months from the end of every calendar year, the Management Company will prepare a financial statement for the previous year which will be certified by the accountant of the Management Company (hereinafter: the “Financial Statement”). The Management Company will issue the Lessee with an annual account based on the Financial Statement.

6.9
The Lessee undertakes to pay the Management Company, within 14 days from receiving the annual account, any difference to its debit, if any, between that owed by it in light of the Financial Statement and the amounts paid by it on account of the above detailed. Where the annual account has shown a balance in favor of the Lessee, this balance will be credited in favor of the Lessee up until the next date for payment of the Lessee's share in the Management Expenses. The Lessee may request to view, after prior arrangement, the annual reports of the Management Company.

6.10
The calculations of the Company's accountant, the Financial Statement and the books of the Management Company will constitute prima facie evidence and decisive proof of the extent of the Management Expenses, the Management Fees and the rate of payments which the Lessee must pay to the Management Company.

6.11
The amounts of money to be paid to the Management Company on account of the Management Fees remaining in the hands of the Management Company for the interim period, will be invested by it in a solid investment channel.

6.12	Cancelled.

6.13
The Lessee undertakes to pay the Management Fees and all payments applicable to it throughout the Lease Term, unconditionally, regardless of whether or not it has used the Leased Premises, subject to the services being provided in accordance with this Agreement.

7.	Liability for Damages

7.1
Subject to the law, and for the avoidance of doubt, it is declared and agreed that the Management Company and anyone acting in its name and on its behalf will not bear any liability or any obligation for any personal injury and/or loss and/or harm and/or damages to property of any sort which is sustained by the Lessee and/or any person, including employees, representatives, employees, agents, customers, visitors and any person located in the property or in the area of the Office Buildings or their environs.

7.2
Subject to the law, the Management Company and/or anyone acting on its behalf shall not have any liability of any kind and sort for any damage which is caused to the Leased Premises and/or its contents and/or the Office Buildings and/or to the Lessee and/or to any other person of any kind and sort, regardless of whether the reason for the damages or the fault is known or not.

7.3
Subject to the law, the Lessee will be liable for any personal injury and/or damage to property of any kind and sort caused to any person and/or to the Leased Premises and/or to the Office Buildings and/or their contents and/or their surroundings and/or to the Lessor and/or to the Management Company and/or to anyone on their behalf, directly or indirectly, as a result of and/or due to the use made by the Lessee, its employees and/or invitees and/or anyone acting on its behalf in the Public Areas and/or as a result of the non-fulfillment of any of the provisions of this Agreement.

8.	Transfer of the Management Company's Rights

Without derogating from the Lessor's right to replace the Management Company or to execute the management of the Office Buildings by itself, as stated in the Lease Agreement, the Management Company may, at its exclusive discretion, transfer all its rights and duties under this Agreement to another party/parties, without receiving the Lessee's approval for such, provided that the receiver of the rights assumes the undertakings of the Management Company towards the Lessee pursuant to this Agreement and that the Lessee’s rights are not harmed.

9.	Remedies and Relief

9.1
Without derogating from that stated in the Lease Agreement, in any event where the Lessee is in arrears for any payment owed or which shall be owing by it to the Management Company, under this Agreement, the Management Company may, subject to having given the Lessee prior written warning of 30 days and the Lessee has not amended the breach, without derogating from its right to any other legal remedy, take one or more of the following actions:

9.1.1	To add arrears interest to any payment or expense owed by the Lessee and not paid on time, at a rate and subject to the conditions as detailed in the Lease Agreement.

9.1.2	To demand a refund of all the expenses and damages caused to the Management Company due to the non-payment on time.

9.1.3	To stop, fully or partially, the providing of the Management Services to the Lessee.

9.2
The Management Company may impose the repayment of expenses and damages on the Lessee as caused due to the non-fulfilment of instructions of the Management Company by the Lessee, including for smoking within the areas of the Buildings. The payment of the refund of the expenses and damages will be done within 14 days from the date at which the account is submitted to the Lessee, and the provisions of this Section in the matter of the execution of the payments shall apply to the said payment.

9.3
For the avoidance of doubt it will be clarified that the above said and/or the cessation of the providing of services to the Lessee, under the circumstances detailed in this Agreement shall not release the Lessee and/or derogate from the Lessee's obligations to comply with the provisions of this Agreement and especially to pay the Management Fees and any account submitted to it by the Management Company in accordance with the provisions of the Agreement.

9.4
Any reasonable amount which the Management Company has incurred for the Lessee and which applies to the Lessee will be repaid by the Lessee to the Management Company plus arrears interest as stated, subject to the Lessee been given prior written warning of 30 days and the Lessee has not amended the breach.

9.5	The provisions of this clause shall not prejudice the right of the Management Company to any relief under the Contracts Law (Remedies for Breach of Contract), 5731 - 1970, or under any law.

10.	Guarantees

10.1	All the guarantees given by the Lessee to the Lessor under the Lease Agreement will serve also for the guaranteeing of the Lessee's undertakings towards the Management Company.

10.2
The Management Company may exercise the aforesaid guarantees in any event where the Lessee fundamentally breaches one or more of its undertakings under this agreement, without derogating from its right to any further relief under any law and subject to giving the Lesser prior written notice of 30 days to amend the breach and the Lessee has not amended the fundamental breach within the said period of time.

11.	Jurisdiction

The parties hereby agree that the exclusive jurisdiction in all matters relating to this Agreement and arising from it shall only be with the competent court in Tel Aviv-Jaffo and before no other Court.

12.	General

12.1
The Lessee hereby confirms and empowers the Management Company to perform in its name and stead, any action which it was required to carry out under this agreement and which has not been executed by it, and to make any payment applicable to it under this agreement in its stead, if it has not paid what it is duty bound to pay by the due date, subject to the Lessee’s rights under this Agreement and all subject to the giving of prior written notice to the Lessee of 30 days, except in cases of emergency.

12.2
Any delay and/or wait and/or absence of response and/or the not taking of any action by the Management Company and the Lessee will not be interpreted, in any form, as a waiver on any right or undertaking unless such waiver is done expressly in writing.

12.3
The addresses of the parties are as detailed in the heading of this Agreement. Starting from the date of the commencement of the lease, the address of the Lessee will be in the Leased Premises. Any notice sent by registered mail in accordance with one of the above addresses shall be deemed to have reached its destination within 72 hours from dispatch by registered mail or within 24 hours if delivered by hand or if transmitted by facsimile transmission.

In Witness Whereof the Parties Have Set their Hand:

Management Company	The Lessee

Azrieli Center Holon
Appendix F(1)

THE ARTICLES (Charter) OF THE PROJECT

The following Articles include rules, regulations and instructions applicable to all business owners, tenants and holders of areas in the Project.

The aim of the Articles is to guarantee the management of businesses at a high level and of the highest quality in the Project. The need for uniform rules of behavior is derived from the management of the Project as one complex, in such a way so that the standard and quality of the management of businesses in each leased premises will have an immediate influence on the reputation of the Project as a quality business center and the ability of every Lessee to maximize the business potential and enjoyment from the management of the business within the framework of the Project.

1.	The Lessee will refrain from committing any act, action or omission which may cause:

1.1	Damage, loss or harm to the property of the Lessor or other tenants, including the Public Areas, the Project and its installations.

1.2	Risk of causing harm to the body and/or property of any person from the public using the Project, including any visitor or customer from the general public.

1.3
Any other nuisance or disturbance of any kind, including the causing of noise and/or public announcements over loudspeakers and/or a form of advertising which may disturb other business owners in the Project and the general public.

1.4
Without prejudicing the generality of the above said, the Lessee will refrain from causing unreasonable noise and/or odors within the framework of its business in the Leased Premises and will not permit others to cause such noise and/or odors from the area of the Leased Premises.

 Upon demand of the Lessor and/or the Management Company and/or anyone on their behalf, the Lessee will immediately stop and/or remove any disturbance and/or nuisance as stated.

Where the Lessee has not acquiesced to the demand of the Lessor and/or the Management Company, subject to the providing of prior written warning, any one of them may cause the termination or removal of a disturbance and/or nuisance and the Lessee shall have no claim in connection with such.

1.5
Notwithstanding that stated in the Lease Agreement and even if the Lessee has been given a license or permit and any authority, it undertakes not to make use of the Leased Premises for a use which does not comply with the character of the Project and/or in connection with one of the businesses detailed in this list below:

1.5.1	Stone processing works or works with building materials or any other material which may create dust.

1.5.2
Use related to the usage of toxic materials and/or the flushing of toxic materials into the sewerage and drainage system in the Project. Notwithstanding the above said, it is agreed that the Lessee may use materials in accordance with the business license given to it and in accordance with any license and/or permit held by it and all subject to the law. Use in accordance with any license and/or permit will not constitute a breach of this Agreement.

1.5.3	The operating of machines creating a noise beyond that which is permitted or in a manner which creates a disturbance or nuisance to the neighbors and other users of the Project.

1.5.4	The operating of a food manufacturing and/or meat processing plant.

1.5.5	A factory for the processing of raw leather or other materials emitting odors and noise.

1.5.6	Use related to the raising or holding of animals.

2.	The Lessee will not keep any goods, packaging of any kind and sort, objects, tools, equipment and installations in the Public Areas, in the Parking and in the passageway.

3.
The Lessor and/or the Management Company and/or anyone acting in their name or stead may remove, without any prior warning, any object, tool, equipment or any other thing found outside the area of the Leased Premises and which, in their view, constitutes a nuisance and/or disturbance, and may charge the Lessee for the expenses involved with the removal of the nuisance.

4	The Lessee will refrain from any overload in the area of the Leased Premises or in the Public Areas, which may cause damage to the floors or which may deviate from the permitted weight.

5.	The Lessee undertakes that the Leased Premises and its surroundings will be kept neat and tidy throughout the working day.

6.
Upon demand of the Lessor and/or the Management Company, Lessee will immediately stop any act, action or management of a business which, in the view of the Lessor, may constitute a safety, health or other risk to the general public and/or to the other business owners in the Project.

7.	The Lessee will refrain from destroying defective goods or any object of any sort by means of lighting fires in the Project area or thereabouts.

8.
The Lessee will not leave any waste, garbage or any unattended object in the confines of the Project or in the surrounding areas and will remove any waste or garbage only in accordance with the garbage removal system customary enacted in the Project and which will be published by the Management Company.

9.
The Lessor and/or the Management Company shall be authorized to prevent workers of the Lessee from having free use of parking places designated for the general public in any manner which the Lessor and/or the Management Company deems appropriate, without the Lessee having the right of appeal on the finding in this matter.

10
The Lessee and anyone acting on its behalf or its visitors must only use the regulated Parking Places and the Parking Areas. It is absolutely forbidden to park in parking places designated for loading and offloading and/or on pavements and/or in Public Areas of the Project and its surroundings.

11
The Lessee, its workers and visitors will comply with the instructions of signs and directions and for access to the Leased Premises and the various places in the Project, [and] will only use the paths and entrances designated for such by the Management Company.

12.
The Lessee undertakes to prevent its employees from smoking in the areas of the Project, except for the smoking rooms which have been allocated for this purpose, if any. Should the provisions of this prohibition in smoking be violated, the Lessee will be required to pay the Lessor compensation which is at the rate of the fine imposed for smoking in a public area in contravention of the Restrictions on Smoking in Public Areas Law, 5743 - 1983.

The Articles are subject to the Leased Agreement in the sense that all the terms therein will be assigned the meaning given them under the Lease Agreement and, in any event of a conflict between the provisions of the Articles and the provisions of the Lease Agreement, the Lease Agreement shall take precedence unless the provisions of these Articles add to the provisions of the Lease Agreement.

Azrieli Center Holon
Appendix F (2)

Sub Lessee Approval

Date: [___]

To
________________
(hereinafter - the "Lessor")
Dear Sir/Madam,

Re: Contract of Lease [___] Dated

1.
I serve as the Sub Lessee of _________________ Ltd. (hereinafter – “the Company”) for the operating of part of the Leased Premises in an area of [_] m2 in the commercial areas of the Project known as the “Azrieli Center Holon” (hereinafter – “the Sub Lessee”).

2.
I hereby confirm that the wording of the Lease Contract which was signed on __________ between the Lessor and the Company and all appendices thereto and all schedules thereof (hereinafter jointly referred to as: the “Lease Contract”), has been presented to me and the contents of the said documents and the undertakings they contain are known to me and that they are acceptable to me.

3.
I hereby undertake to comply with all the provisions of the Lease Contract regarding the management of the operations in the Sub Leased Premises, its maintenance and insurance; that I do not and shall not hold any rights in the Sub Leased Premises which are not rights by virtue of the rights of the Company and that I am liable towards them, jointly and severally, with the Company, for the fulfillment of all the provisions of the Lease Contract and its Schedules and for any act and/or failure on my part and/or on the part of anyone acting on my behalf.

4.	I hereby confirm that I will not have any claim and/or demand against the Lessor in connection with the investments made (if any) by me in the Sub lease Premises.
5.
I hereby confirm that I do not hold and that I shall not hold any right in connection with the Leased Premises which is the subject of the Lease Contract except for the rights which have been granted to me by the Company as required by law as a Sub Lessee for the operating of the Sub Leased Premises, subject to the rights of the Company under the Lease Contract.

6.	I hereby undertake to vacate the Sub Leased Premises at the end of the Lease Term and/or in any other event where the Lease Contract is terminated.

7.
I hereby undertake to procure all the insurance policies stipulated in Section 25 of the Lease Contract and to deliver all the required confirmations under this section. In this matter all the undertakings of the “Lessee” in Section 25 of the Lease Contract will be deemed to also apply to me, in addition to the Company.

Sub Lessee

Certification:

I, the undersigned, __________, Adv., hereby certify that the Sub Lessee is a an existing and active corporation and that it has adopted all the required resolutions in order to enter into this contract in accordance with its documents of incorporation; that the above signatures are the signatures of ___________ who are authorized to bind the Sub Lessee by their signatures.

Company Approval:

We agree to the above said and declare that nothing in the above said shall derogate from our undertakings under the Lease Contract of ______________ and that we will be liable towards the Lessor, jointly and severally with the Sub Lessee for the fulfillment of all the provisions of the Lease Contract and its Schedules and for any act and/or failure on our part and/or on the part of anyone on our behalf.

______ Ltd.

Azrieli Center Holon
Appendix G(1)

Confirmation of Procuring Insurance for the Lessee's Works

Date: _________

To
Kanit Hashalom Investments Ltd., (hereinafter: the “Lessor”)
Azrieli Center Holon (Enterprises and Management) Ltd.
(hereinafter - the "Management Company”)
The Holon Municipality
Of _______________
__________

Dear Sir/Madam,

Re: Confirmation on the Procurement of Insurance in Connection with the Execution of the Works in the Leased Premises at the Azrieli Center Holon (hereinafter: "the "Project"), in Connection with the Lease Agreement Signed between You and ________________. (hereinafter - the "Lessee")

We hereby respectfully confirm that starting from [___] and up until..................... (hereinafter: the “Insurance Period”) our company has procured contractor work insurance in the name of the Lessee, the contractors and sub-contractors, the Lessor and the Management Company insuring the Works being executed by the Lessee and/or anyone acting on its behalf as detailed below, whilst the scope of the cover given under the said insurance shall not be less than the cover given under the insurance policy known as BIT/...... customary at the time of the start of the Insurance Period:

1.
Chapter 1 – All risk insurance insuring loss or damage caused to the Lessee’s Works, for their full value as well as loss or damage caused to equipment used for the execution of the said Works. This chapter includes a clause regarding the waiver on subrogation against all other lessees and/or tenants in the Project in whose insurance policies a parallel clause has been included regarding the waiver on the right of subrogation towards the Lessee provided that that stated regarding the waiver of the right of subrogation, shall not apply in favor of a person who has caused malicious damage. The chapter includes an extension regarding property on which work has been done and/or adjacent property to the limit of liability which shall not be less than the sum of NIS 100,000 per incident and accumulatively.

2.
Chapter 2 - Third party liability insurance to the limit of liability as detailed below. The said chapter includes a cross-liability clause according to which the insurance shall be considered as having been procured separately for each one of the individual units of the insured party.

Limit of liability: NIS...................... per incident and accumulative for the duration of the Insurance Period.

3.
Chapter 3 - Employers’ liability insurance for liability towards all employees employed in the execution of the Works to the limit of liability as detailed below. This insurance does not include any limitation regarding Works at heights and at depths, work hours, baits and poisons, contractors, sub-contractors and their workers as well as regarding the employment of youth.

Limit of Liability: NIS 20,000,000 per claimant, per incident and accumulatively for the Insurance Period.

The above insurance includes an express condition according to which it takes precedence over any insurance procured by the Lessor and/or the Management Company and we waive any claim and/or demand regarding the participation of the insurance of the Lessor and/or the Management Company. Similarly, we undertake that the above said insurance will not adversely modified, shall not be cancelled during the Insurance Period, unless written notice is delivered by registered mail to the Lessor 30 days in advance.

Subject to the terms, conditions and reservations of the original policies where such has not been expressly altered in accordance with the above said.

Yours Faithfully,

(Insurer's Signature)

(Insurer's Stamp)

(Signatory's Name)

(Signatory's Position)

Azrieli Center Holon
Appendix G (2)
Confirmation of Procuring Lessee's Insurance

Date: _________

To
Kanit Hashalom Investments Ltd., (hereinafter: the “Lessor”)
Azrieli Center Holon (Enterprises and Management) Ltd. (hereinafter - the "Management Company”)
The Holon Municipality
Of _______________
 _________

Dear Sir/Madam,

Re: Confirmation on the Procurement of Insurance in Connection with the Leased Premises at the Azrieli Center Holon (hereinafter: "the "Project"), in Connection with the Lease Agreement Signed between You and ________________ (hereinafter - the "Lessee")

We respectfully hereby confirm that starting from [___] and up until.............. (hereinafter: the “Insurance Period”) our company has made out the insurance policies as detailed below, in the name of the Lessee, inter alia, in the matter of the Leased Premises in the Project (hereinafter: the “Lessee’s Insurance Policies”).

1.
Insurance insuring the contents of the Leased Premises, as well as equipment serving the Leased Premises owned and/or under the responsibility of the Lessee and located outside the area of the Leased Premises within the confines of the Project, for its full restitution value, as well as any alterations and additions to the Leased Premises, against loss or damage due to accepted risks for expanded fire insurance including fire, smoke, lightning, explosions, earthquakes, storms and tempests, floods, liquid damages and bursting of pipes, harm by vehicles, harm by aircraft, strikes, riots, malicious damage, glass breakage as well as burglary (on the basis of initial damage).

The insurance includes an express condition according to which the insurer waives the right of subrogation towards the Lessor, the Management Company and those acting on their behalf and also towards other tenants and/or lessees in the Project (in whose insurance a parallel clause has been included regarding the waiver of the right of subrogation towards the Lessee), provided that the above said regarding the waiver on the right of subrogation shall not apply in favor of the person who has maliciously caused the damage.

2.
Third party liability insurance to the limit of liability as detailed below insuring the liability of the Lessee under law. The insurance is not subject to any limitation regarding liability due to fire, explosion, panic, hoisting, loading and offloading gear, defective sanitary installations, toxins, any damaging thing in foodstuffs or drinks, strikes and work by rule strikes as well as subrogation claims from the National Insurance Institute. The insurance is extended to indemnify the Lessor and the Management Company for the liability for the acts and/or omissions of the Lessee and those acting on its behalf, and this is subject to a cross-liability clause according to which the insurance will be deemed as having been procured separately for each one of the individual components of the insured party.

Limit of liability: NIS 10,500,000 per incident and accumulative for the duration of the Insurance Period.

3.
Employers' Liability Insurance for the Lessee's liability under the Torts Ordinance (New version) and/or under the Defective Products’ Liability Law, 5740 – 1980 towards all workers employed by it for the execution of the Works, within the limits of liability of NIS 20,000,000 per claimant and for the Insurance Period. This insurance does not include any limitation regarding working hours, liability towards contractors, sub-contractors and their workers, should the Lessee be deemed to be the employer of any of them, baits and poisons and the employment of youth. The said insurance is extended to indemnify the Lessor and the Management Company should it be held that the Lessor and/or the Management Company bears employer's liability towards the workers of the Lessee in the matter of the occurrence of any work accident.

4.
Insurance for consequential loss of net income for the Lessee (excepting Rent and Management Expenses for the Lessor) due to risks insured under Section (1) above, for the period of the indemnification which shall not be for less than 12 months. The said insurance includes an express condition according to which the insurer waives the right of subrogation towards the Lessor, the Management Company and those acting on their behalf and also towards other tenants and/or lessees in the Project (in whose insurance a parallel clause has been included regarding the waiver of the right of subrogation towards the Lessee), provided that the above said regarding the waiver on the right of subrogation shall not apply in favor of the person who has maliciously caused [the damage].

The above said insurances include express conditions according to which they take precedence over any insurance drawn up by the Lessor and/or the Management Company and that we waive any claim or demand regarding the participation of the Lessor's and/or the Management Company's insurance policies. Similarly, we undertake that the above said insurance policies will not be adversely modified, shall not be cancelled during the Insurance Period, unless written notice is delivered by registered mail to the Lessor 30 days in advance.

Subject to the terms, conditions and reservations of the original policies where such has not been expressly altered in accordance with the above said.

Yours Faithfully,

 ________________ _________________ ___________________ _______________
 (Insurer's Signature) (Insurer's Stamp) (Signer's Name) (Signer's Title)

Azrieli Center Holon
Appendix G (3)

Fire Safety Measures Procedure

1.
Waste materials, empty boxes, crates and wooden waste and paper must be removed from the Leased Premises outside of the structure of the Project and will be stored in a place designated for such, as determined by the Management Company.

2.	No works will be carried out at high temperatures in the Leased Premises or its surroundings unless such is in accordance with the procedure as detailed below:

2.1	The term "Works at high temperature" means: execution of any Works involving welding and/or cutting by means of heat and/or the use of naked flames.

2.2
Any contractor or subcontractor for whom the execution of his Works involves work at high temperatures will appoint a supervisor (hereinafter: the “Supervisor”) who will be responsible to ensure that work at high temperature is carried out only in accordance with that as stated in this procedure.

2.3
Prior to commencement of any work with heat the Supervisor shall inspect the area designated for performance of the Works at high temperatures and shall ensure the removal of flammable substances of any kind within a radius of at least 10 meters of the place of performance of the high temperature work, with flammable objects which cannot be removed being covered by an inflammable covering.

2.4
The Supervisor shall nominate a person who shall act as a fire-watcher (hereinafter: "Fire-Watcher") and shall be equipped with suitable fire-extinguishing devices for the extinguishing of the type of inflammable materials located in the surroundings of the place of the execution of the high temperature Works. The sole function of the Fire-Watcher will be to observe execution of the Works at high temperature and to immediately extinguish any fires which may occur due to the high temperature Works.

2.5
The Fire-Watcher shall be present at the site of the Works at high temperature from their commencement and for at least 30 minutes after their conclusion in order to check that no sources of the outbreak of fires have been left.

Azrieli Center Holon
Appendix H (1)

Bank Guarantee Form

To
Kanit Hashalom Investments Ltd. and/or Azrieli Center Holon (Enterprises and Management) Ltd. __________________ _________

Guarantee Document No.

1.
At the request of _________________ (hereinafter: “the Applicant”) we, the undersigned, hereby stand guarantee towards anyone of you for the payment of any amount up to the sum of _____________ New Israel Shekels (____________ New Israel Shekels) (hereinafter: “the Principal Amount”) plus linkage Differences (hereinafter: “the Guarantee Amount”), owing or which may be owing to anyone of you from the Applicant in connection with the Lease Agreement and all of its appendices and schedules, including the Management Agreement of the property at the “Azrieli Center Holon”, and this is in accordance with the conditions as detailed below.

2.	(a)
We undertake to pay to anyone of you, the Guarantee Amount or any part thereof upon the first demand from anyone of you, from time to time, in writing, and to do so within 7 (seven) days from the date of us receiving demand from anyone of you.

(b)
We will pay to anyone of you the Guarantee Amount, fully or partially, including in instalments – all as stated in the demand of anyone of you – without you being required to prove and/or provide reasons and/or substantiate your demand in any form whatsoever, without any duty being imposed on you to initially demand the Guarantee Amount, fully or partially from the Applicant and/or to take any action against the Applicant and without making the said payment contingent on any conditions.

3.	The Guarantee Amount will be calculated as follows:

(a)
The principal amount will be linked to the Consumer Price Index published by the Central Bureau of Statistics and Economic Research (including fruit and vegetables) or any other index replacing it published by the Central Bureau of Statistics and Economic Research or by any other authorized body (hereinafter: the “Index”);

(b)	The effective Index for the calculating of the Guarantee Amount will be the last Known Index known on the date the actual payment (hereinafter: the “Effective Index”");
(c)
The Basic Index for the purpose of the calculating of the Guarantee Amount will be the Consumer Price Index published on [___] for the month of [___] 200__ which is [___] Points (Hereinafter: "The Basic Index");

(d)
If, on the actual date of payment, the Effective Index is greater than the Basic Index, then the Principal Amount will be multiplied by the Effective Index and the result will be divided by the Basic Index;

(e)	In any event, the Guarantee Amount will not be less than the Principal Amount.

4.
This undertaking of ours cannot be transferred other than to a substitute body stepping into your shoes as a result of any restructuring and/or name change and/or change of ownership in the Leased Premises.

5.	Our undertaking is irrevocable and will remain in force until ____________.

6.	Our address for the purpose of delivering the letter of demand is __________________________________.

Yours Faithfully,

Bank	___________________

Branch	___________________

Azrieli Center Holon
Appendix H(2) – Cancelled

Azrieli Center Holon
Appendix I

PARKING USE AGREEMENT

Made and Entered into in Tel Aviv on ___ March 2015.

Between

Azrieli Center Holon (Enterprises and Management) Ltd. Whose address for the purpose of this agreement is: 26 Harokmim Str., Holon (hereinafter: the “Company”)

The First Party;

And:

Compugen Ltd. (hereinafter: the “User”) Whose address for the purpose of this agreement is: 72 Pinchas Rosen Street, Tel Aviv, Tel.: 03-7658585

The Second Party;

Whereas
Kanit Hashalom Investments Ltd. (hereinafter: the "Lessor") holds rights in Parcels 60 and 61 in Block 6803 in Holon pursuant to the Town Building Plan as defined in the Lease Agreement (hereinafter: the "Land");

And Whereas
The Lessor is erecting a project on the Land, including buildings designated for offices, trade, shops, parking lots, and other uses, known under the name "Azrieli Center Holon" (hereinafter: the "Project");

And Whereas
The User has entered into an unprotected agreement of lease with the Lessor (hereinafter: the "Lease Agreement"), conferring on the User the right to hold the Leased Premises in the Project (hereinafter: the "Leased Premises");

And Whereas
The Project includes areas designated for use as a parking lot for payment for motor vehicles (hereinafter: the "Parking") and the User and the Lessor have agreed that the management and operating of the Parking will be entrusted with the company for the providing of the services required for the proper maintenance and the proper operating of the Parking;

And Whereas
The User is interested in using the Parking for the parking of motor vehicles as detailed below and the Company has agreed to permit the User to park the vehicles in the Parking, all subject to the payment of the consideration and the fulfillment of the other provisions of this Agreement.

Therefore It Is Declared, Stipulated and Agreed Between the Parties as Follows:
1.	Preamble and Interpretation
	1.1	The preamble and the appendices to this Agreement and the declarations of the parties to it constitutes an integral part hereof.
	1.2	The headings of the sections of the Agreement are for the purpose of orientation and convenience only, they are not part of the Agreement and will not be used for its interpretation.
2.	The Parking
2.1
Subject to the fulfillment of the provisions of this Agreement and the payment of Parking Fees, the User will receive a number of Means of Entry Into the Parking, as defined in Appendix A - The Special Conditions Appendix, allowing for the entry of defined motor vehicles into various areas in the Parking as detailed below and in accordance with the directions of the Company (hereinafter: the "Means of Entry into the Parking") during the days and hours during which the Parking is operated.

2.2
The User may park motor vehicles in the Parking in areas designated for subscribers only, or in another areas as shall be instructed to the User by the Company from time to time (hereinafter: the "Parking Areas"). The User will not be entitled to park motor vehicles in other Parking Areas. The User declares that it is aware that in any event where defined Parking Areas are determined for it, as stated, then the User will be charged for a stay in a Parking Area which is not the above said Parking Area, of more than 15 minutes, for the payment of Parking Fees at the tariff which is customary at that time in the Parking Areas, for an occasional customer. The Company may, at any time, at its exclusive discretion, without the need for the User's consent, change the location of the Parking Areas in the Parking, in which the User is entitled to park motor vehicles, by written notice which will be delivered to the User seven days in advance, subject to convenient and close access being maintained from the Parking Areas to the Leased Premises.

The User declares that it is aware that the Company and/or the Lessor may allocate specific Parking Areas in the Parking, to tenants of the Project and/or to any other entity, at their exclusive discretion, and the User shall have no claim and/or demand in connection with the allocation of the said Parking Areas, subject to the Lessee's rights under this Agreement being maintained, and that a reasonable number of available parking places be kept for occasional guests.

	2.3	The Company undertakes that so long as it has not filed notice otherwise, the Parking will operate 24 hours a day, and throughout the days of the year, except for Yom Kippur.

2.4
The entry of motor cars into the Parking will be regulated, as stated, by the means of entry into the Parking, which will allow for the identification of motor vehicles such as: parking stickers which will be pasted on the windshield of the vehicles and/or by way of identification cards and/or by way of magnetic cards which shall be issued to the User and/or by electronic means which will be installed in the vehicle, and/or by any other means as the Company shall deem appropriate.

2.5	Cancelled
2.6
The use of means of entry into the Parking is designated for motor vehicles which have been marked and defined in advance, as shall be expressly agreed upon between the parties and for which the details thereof will be delivered by the User prior to the start of use (hereinafter: the "Specific Motor Vehicles"). If the User wishes to replace the identity of a Specific Motor Vehicle or any part thereof, it must file notice of such with the Company at least 24 hours in advance and the Company will issue the User with means of entry into the Parking for the new vehicle, against the cancellation of the means of entry into the parking of the replaced vehicle.

For the avoidance of doubt, it is hereby clarified that the User shall be entitled to means of entry into the Parking for the Specific Motor Vehicles only. Within the framework of this Agreement and by way of use of the means of control into the Parking which shall be issued thereunder, no entry will be allowed of other motor vehicles which are not the Specific Motor Vehicles, into the Parking, even if they are owned by the User and/or under the User's control and/or on behalf of the User, and even if the User is not using that means of control into the Parking. The Lessee is aware that the level (-1) is designated for the parking of paying guests and that its guests can make use of this level for payment.

2.7
The User declares that it is aware that the Parking is not designated for use for the storing of motor vehicles and therefore the parking of motor vehicles in the Parking is limited to 24 hours continuously only. Notwithstanding the above said, it is agreed that the Lessee may park motor vehicles in the Parking for more than 24 hours continuously, subject to notice being filed of such by the Lessee and/or anyone on its behalf, with the control room, about the parking of a motor vehicle beyond 24 hours continuously.

2.8
For the avoidance of doubt, it is clarified that nothing stated in this Agreement shall prevent the Lessee, its customers, invitees, employees and/or anyone on its behalf, to park in the Parking Areas of the Project, on the basis of an available place, in accordance with the terms, tariffs and arrangements acceptable at that time, for occasional customers.

2.9
The User declares that it is aware that the Company, and the employees of the Parking, may operate the Parking in consideration for additional payment, for the arrangement of the parking of vehicles of those from amongst the users of the Parking who are interested in such (hereinafter: the "Valet Parking Service"). The User declares that it is aware that the Valet Parking Service is a service for which the Company collects payment of additional consideration and that the Parking Fees paid by it as stated in Section 4.1 below do not include payment for the service. The User declares that it is aware that the receiving of the Valet Parking Service from the Company requires the signing on a separate document in the wording which will be provided to it by the Company.

3.
The Agreement Term

The commencement date of this Agreement is the commencement date of the Lease Agreement. This Agreement and the permission to use the means of entering into the Parking thereunder, will end in any event where the Lease Agreement ends, whether due to its expiry or for any other reason and without the need to provide separate notice.

4.	Parking Fees
4.1
For the right of use in the Parking allowing for entry into the Parking for one private marked and pre-defined private passenger vehicle, the User will pay the Company the sum as set out in Appendix A - The Special Conditions Appendix, plus Value Added Tax, for every month of the period of use ("Payment for a Single Parking"), and in total, for the right of use in the Parking for a number of vehicles ("Number of Parking Places"), as set out in Appendix A - The Special Conditions Appendix, the User will pay the sum as set out in Appendix A - The Special Conditions Appendix, plus Value Added Tax, for every month during the period of use (hereinafter: the "Parking Fees"). The Lessee is aware that the Parking Fees are paid for floating parking places. Notwithstanding the above said, ten (10) of the parking places will be permanent parking places (and not floating parking places), and the said fixed location will be located, so far as possible, near to the elevators of the building where the Leased Premises is located.

The Lessee undertakes to also pay the Parking Fees if no actual use has been made of the parking right conferred on the above said vehicles, fully or partially, during the period of use, fully or partially, and so long as this Agreement is in force.

4.2	The Parking Fees will be linked to the Consumer Price Index published by the Central Bureau of Statistics or any other official index replacing the Known Index on the date of the signing of this Agreement and up until the Known Index at the date of the execution of any payment in effect. It is hereby expressly agreed between the parties that in any event the Parking Fees which are to be paid for any month will not be less than the Parking Fees paid for the previous month. The Parking Fees will be updated at the dates and in the installments in which the Rent is updated.

The Parking Fees are linked, as stated above, plus Value Added Tax, and will be paid by the User to the Company, for every three months, in advance, at the beginning of every quarter, that is to say, on the 1st of January, the 1st of April, the 1st of July, and the 1st of October of every calendar year. The Parking Fees for the first quarter or for the remaining part thereof will be paid by the User on the Delivery of Possession Date of the Leased Premises. For the avoidance of doubt, it is clarified that the said payment of the Parking Fees constitutes a condition precedent for the permission of use in the Parking and of the means of entry into the Parking.

4.3
In the event of arrears in the payment of Parking Fees, interest will be added to the Parking Fees at the rate which will be customary at that time for unauthorized overdraft facilities in debit accounts at Bank Leumi of Israel Ltd., and this is without derogating from any other right of the Company and without prejudicing its right to cancel the right of use of the Parking and the means of entry into the Parking, without prior warning, subject to the granting of 21 days' prior written notice to the Lessee.

4.4
For the avoidance of doubt, it is clarified that the payment of the Parking Fees and/or the above said Rent does not confer on the User the right of possession and/or ownership and/or right of lease and/or right of protected tenancy in the Parking and/or any other right in any parking places in the Parking, beyond the permission to use the Parking for the purpose of parking as stated in this Agreement.

5.	Undertakings of the User The User hereby undertakes towards the Company as follows:
	5.1	To pay the Company the Parking Fees in a regularly and timely manner.
	5.2	To park the motor vehicles in the Parking only in the Parking Areas and nowhere else in the areas of the Parking and the Project.
5.3
The User declares that it is aware that the provisions of this Agreement are further to any other instruction of the Company in the signs and/or traffic signs and/or instructions of the parking attendants, and it undertakes to obey the reasonable and acceptable instructions of the Company and/or anyone on its behalf, including the attendants and the employees of the Parking, in everything regarding the Parking of the motor vehicles and the use of the Parking, as shall be presented in the appropriate signs at the entry into the Parking and as shall be given verbally. The User is responsible that every person acting on its behalf, and any driver of a motor vehicle entitled to use the means of entry into the Parking, will comply with the operating procedures and the said instructions. The User declares that it is aware that the Traffic Ordinance [New Version] and the Traffic Regulations, 5721-1961, apply to the driving and the Parking, and it undertakes to comply with the provisions of any law and the instructions of the traffic signs set out in the Parking.

The User undertakes to use the Parking Places in a manner which will not harm the other users, will not block passageways, to park only in areas designated for Parking, to park motor vehicles only within the marked lines designated for the parking of one motor vehicle, and not to cause any damage to the Parking Areas and the existing equipment.

The User hereby gives its express prior consent that in any event of the blocking of passageways and/or parking places by any vehicle on its behalf, which is not in accordance with the instructions of the Company, the Company and anyone on its behalf may take any measure required in order to remove the disturbance, including to tow away the vehicle and/or to move it and/or to place a Denver lock (Denver Boot) on the said motor vehicle and/or to stick a warning sticker and markings on the windshield of the motor vehicle and to take any action it deems necessary to maintain the proper order and operation of the Parking. The Company and/or the Lessor and/or anyone on their behalf will not be responsible for any damage caused to the motor vehicles as a result of the execution of the above said.

5.4
The User declares that it is aware that despite being allowed entry and exit into it from the Parking 24 hours a day, not all the entries and exits from the Parking will operate 24 hours a day and that the Company may, at its sole discretion, decide which entrances into the Parking will operate and at what hours, and the User shall have no claim and/or suit in connection with such a decision.

	5.5	The User is aware that parking in the Parking is limited to a private vehicle or to a commercial vehicle weighing up to two tons only and not having a height exceeding 210 cm.
6.	Liability for Damages
6.1
The User declares that the use of the Parking and the means of entry into the Parking are under its sole liability, subject to the law, and that, subject to the law, no liability is imposed on the Company and/or those acting on its behalf to safeguard the motor vehicles in the Parking and/or their contents and/or the maintaining of the exterior state and that it is not liable for any damage, loss or shortage caused to the vehicle, persons or chattels in the Parking, for whatever reason, including, and without derogating from the above said, as a result of fire, smoke, earthquakes, acts of terror, war, flood, flooding, theft, burglary, harm to other vehicles, except in the case where the damage and/or loss is caused due to the negligence of the Company or anyone on its behalf.

Subject to any law, the User hereby exempts the Company from any liability for such damages. The User undertakes to indemnify the Company within seven days from its first demand, for any expense and/or damage incurred by the Company and/or for any amount for which the Company is charged or demanded to pay due to a claim and/or damages, loss or shortage as stated, all as shall be determined in a judgment for which the execution has not been stayed, provided that the User has been provided with written notice immediately upon learning about the claim and/or the demand and a reasonable opportunity to defend against it at its sole discretion.

6.2
Subject to law, the User will be exclusively liable for any damage caused by it to the Parking and its installations and/or to the Company and/or to its employees and/or to the operators of the Parking and/or to any third party as a result of an act or failure of the User and/or anyone on its behalf.

6.3
The User hereby undertakes that the motor vehicles on its behalf which are to be parked in the Parking will be insured under compulsory insurance as required in accordance with law and under comprehensive insurance, including third-party insurance, and the use thereof will be done in accordance with any law.

6.4
The User declares that it is aware that the payment of the Parking Fees is for the right of Parking only and does not include any guard services and that the presence of supervisors and/or inspectors and/or attendants and/or cashiers at the entry and exit into the Parking is designed for the collecting of payment and for the granting of a right of Parking only. The parties agree that the provisions of the Guardians Law, 5727-1967 will not apply to this Agreement and/or with respect of the Parking of motor vehicles in the Parking and the use thereof.

6.5
Except in the event of the use of the Valet Parking Service mentioned in Section 2.9, the User declares that it is aware that under no circumstance are the car keys to be left within the motor vehicles and/or to be delivered to any of the employees of the Parking and that it is prohibited for the parking employees to order and/or to offer and/or to request that the said keys be delivered or left.

Notwithstanding the above said, if the User or anyone on its behalf decides, for whatever reason, to leave the keys in the motor car or to deposit the keys of the motor car with any of the parking employees, then the User hereby declares that this will be done under its sole responsibility, being aware of the risks involved in the delivery of the keys and/or leaving them as stated, due to the possibility of duplication and/or copies and/or some other use being made of them, whether maliciously or negligently, by employees of the Parking and/or by anyone to whom the car keys have been delivered or taken by him, erroneously or intentionally, including due to a mistake in identification. The User exempts the Company and all those acting on its behalf, from any responsibility for any loss, harm, damage or loss which might be caused, directly or indirectly, to them and/or to any person and/or property in the Parking or outside of it, due to the depositing and/or leaving of the keys as stated.

6.6
The User declares that it is aware that the Company may remove any parked car from the Parking Area which has not paid Parking Fees and/or the car parking without permission and/or in contravention of the instructions, and the Company and/or the Lessor and anyone on their behalf will not be liable for any damage of any kind and sort caused as a result of such.

7.	Transfer of Rights
7.1
The User will not be entitled to transfer permission of use given to it under this Agreement, in the means of entry into the Parking, fully or partially, to any third party, without receiving the Company's prior written consent and will not allow, directly or indirectly, entry of other motor vehicles into the Parking beyond that as stated in Section 2 above.

7.2
The Company and/or the Lessor may transfer their rights in the Parking and/or the operating thereof and/or their rights and obligations under this Agreement, fully or partially, to any third party, at their absolute discretion, without receiving the User's consent, and the User hereby gives its consent for the transfer of the said rights, provided that the rights of the User under this Agreement are not prejudiced.

8.
Breaches and Remedies

The provisions of Sections 2, 4, 5, 6, 7.1 are fundamental provisions of this Agreement and the breach thereof will allow the Company to cancel this Agreement without derogating from any other right the Company has under this Agreement and/or under any law.

In Witness Whereof the Parties Have Set Their Hand at the Time and Place Stipulated in the
Heading of this Agreement:

The Company	The User

Azrieli Center Holon
Appendix J
Irrevocable Power of Attorney

Pursuant to Section 91 of the Bar Council Law, 5721-1961

We, the undersigned,                                                               , hereby appoint Adv.                                                                 [fill in the details of the Lessee's lawyer, who is to certify the signature on the power of attorney] and/or Adv. Michal Kamir and/or Yaacov Brant and/or Yael (Neeman) Bar-Shai and/or Moshe Hardi and/or Sharon Patel and/or Amir Peres and/or Zuriel Pikar and/or Karin Pride and/or Lital Wolfovitz and/or Sarit Sheinbaum and/or Aviv Parienti and/or Talia Blazer and/or Ariel Flavian and/or Avital Agami-Shlomowitz and/or Ze'ev Kalach and/or Rani Hirsch and/or Shiran Sholdiner (jointly and severally) to be our authorized attorneys and to act in our name and stead for all or part of the following actions:

1.
To delete and cancel the caveat registered in our favor at the Land Registry Office on the rights of Kanit Hashalom Investments Ltd. (hereinafter: "Third Party") in the property located in Parcels 60 and 61 in Block 6803 in Holon (hereinafter: the "Land").

2.
For the execution of the above acts, to appear before the Land Registry Office, Department of Land Registration and Regulation Division, courts of all levels, any governmental or municipal institution and anywhere else, as applicant, plaintiff, defendant, appellant, respondent, third party, complainant, objector, and in any other form, to sign on applications, all sorts of Abu deeds, agreements, contracts, declarations, undertakings, claims, defenses, appeals, compromises, any other document and paper, and to usually do anything related to any transaction in land or any action related to the Land, to sign on any document and to appear before any institution, for clarification by way of arbitration or any other way, of any of its obligations and rights in the Land.

3.
As this power of attorney is given in favor of a third party, whose rights are dependent on this power of attorney, it will be irrevocable and we will not have the permission to cancel it or to alter it or to modify it and the authorization will also be valid after our dissolution and/or the appointment of a receiver for our assets and it is also binding on any liquidator and/or receiver appointed for us.

4.
From time to time to transfer this power of attorney, fully or partially, to other lawyers and persons and to cancel any transfer made as stated above, and to re-transfer it, as our aforementioned legal attorneys deem appropriate.

In witness whereof we have set our hand on this day____________________________________

Lawyer's Certificate

I, the undersigned,                                                     , [legal counsel of the Lessee], Adv., hereby certify the above signature of my client.

______________________                                    ___________________________
Date                                                                               Lawyer's stamp and signature

Azrieli Center Holon
Appendix K

Municipality Letter

Azrieli Center Holon
Appendix L

Quote for Adding Chiller and Generator